THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If **you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If **you have sold or transferred** all of your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

MAJOR AND POSSIBLE CONNECTED TRANSACTION

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK AND TENDER OFFER

...endent Financial Adviser to the Independent Board Committee and the Shareholders of First Pacific Company Limited

Quam Capital Limited

...ing a special general meeting of First Pacific Company Limited to be held ...wo Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on ...ber 2007 at 11:00 a.m. is set out on pages 234 and 235 of this circular. ... you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy to the head office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

18 September 2007

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Form of Proxy for use at the SPECIAL GENERAL MEETING ("SGM") of First Pacific Company Limited (the "Company") to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR at 11:00 a.m. on Friday, 12 October 2007 and at any adjournment thereof.

I/We, [1] ______________________________ (and) ______________________________

of ______________________________

being the registered holder(s) of [2] ______________________________ ordinary shares of US$0.01 each in the capital of the Company,

HEREBY APPOINT the Chairman of the SGM or [3] ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us at the SGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the SGM[4].

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

	RESOLUTIONS	For	Against
1.	To approve the acquisition by PT Salim Ivomas Pratama ("**SIMP**"): (i) from First Durango Singapore Pte Limited ("**First Durango**") and the Ashmore Funds of an aggregate of 500,095,000 ordinary shares of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("**PPLS**"), representing approximately 45.7% of the existing issued share capital of PPLS and approximately 36.6% of the enlarged issued share capital of PPLS assuming conversion of the US$47 million of mandatory convertible notes due 2009 issued by PPLS (the "**Notes**") referred to in (ii) below in full; and (ii) from the Ashmore Funds, the Notes which are convertible into 269,343,500 newly issued PPLS ordinary shares (the "**PPLS Shares**") representing approximately 19.7% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full, for an aggregate consideration of approximately Rp5.0 trillion (equivalent to approximately US$526.5 million or HK$4.1 billion), which is equivalent to Rp6,500 (equivalent to approximately US$0.68 or HK$5.34) per PPLS Share (the "**SIMP Acquisition**").		
2.	To approve the acquisition by Indofood Agri Resources Ltd. ("**Indo Agri**") from Mr. Eddy K. Sariaatmadja ("**Mr. Sariaatmadja**") of an aggregate of 109,521,000 PPLS Shares, representing approximately 8% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full, at the price of Rp6,500 (approximately US$0.68 or HK$5.34) per PPLS Share, in consideration for the issue by Indo Agri of 98,082,830 new ordinary shares of Indo Agri to Mr. Sariaatmadja, representing approximately 6.8% of the total issued share capital of Indo Agri following the issue of those shares, (the "**Indo Agri Consideration Shares**") at the issue price of S$1.2758 (equivalent to approximately US$0.83 or HK$6.46) per Indo Agri Consideration Share (the "**Indo Agri Acquisition**").		
3.	To approve that on completion of the SIMP Acquisition and the Indo Agri Acquisition, a tender offer for the remaining shares of PPLS (amounting to approximately 35.6% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full) at the price of Rp6,900 (equivalent to approximately US$0.73 or HK$5.67) per share of PPLS (the "**Tender Offer**").		
4.	To approve that any executive director of the Company be and is hereby authorized to arrange for the execution of such documents in such manner as he may consider necessary or desirable and to do, or authorize the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the SIMP Acquisition, the Indo Agri Acquisition and the Tender Offer and/or any matter related thereto and to make or agree, or authorize the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and to grant, or authorize the Company and/or any subsidiary(ies) to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company.		

Signature: ______________________________ Date: ______________________________ 2007

Notes:

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the SGM is appointed, strike out "the Chairman of the SGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. A proxy need not be a member of the Company but must attend the SGM in person to represent you.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorized.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR not less than 48 hours before the time of the SGM or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the SGM if you so wish.
10. The Chairman will demand a poll on each of the resolutions submitted for determination at the SGM. On a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the SGM.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

網址:http://www.firstpacco.com

(股份代號:00142)

適用於第一太平有限公司(「本公司」)於二零零七年十月十二日(星期五)上午十一時正假座香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓舉行的股東特別大會(「股東特別大會」)及其任何續會之代表委任表格。

本人/吾等[1]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿(及)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

乃持有[2]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿股本公司股本中每股面值0.01美元之普通股登記持有人,**茲委任**股東特別大會主席或[3]＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人/吾等之代表,就考慮及酌情通過召開股東特別大會之通告所載各項決議案代表本人/吾等出席股東特別大會(及其任何續會),並於會上投票[4]。

請在適當空格內填上「X」號,以指示受委代表於按股數投票表決時應如何投票。如股東交回經正式簽署之代表委任表格,而未有填上明確指示,則受委代表有權自行酌情投票或放棄投票。

	普通決議案	**贊成**	**反對**
1.	批准PT Salim Ivomas Pratama(「**SIMP**」)進行以下收購: (i) 向First Durango Singapore Pte Limited(「**First Durango**」)及Ashmore基金收購PT Perusahaan Perkebunan London Sumatra Indonesia Tbk(「**PPLS**」)合共500,095,000股PPLS普通股,佔PPLS現有已發行股本約45.7%及佔PPLS經擴大已發行股本約36.6%(假設下文(ii)段所述由PPLS發行之47,000,000美元於二零零九年到期之強制性可換股票據(「**票據**」)已獲全面轉換);及 (ii) 向Ashmore基金收購可轉換為269,343,500股新發行PPLS普通股(「**PPLS股份**」)之票據,該等股份佔PPLS經擴大已發行股本約19.7%(假設票據已獲全面轉換), 總代價約為5萬億印尼盾(相等於約526,500,000美元或41億港元),即相等於每股PPLS股份6,500印尼盾(相等於約0.68美元或5.34港元)(「**SIMP收購事項**」);		
2.	批准Indofood Agri Resources Ltd.(「**Indo Agri**」)向Eddy K. Sariaatmadja先生(「**Sariaatmadja先生**」)按每股PPLS股份6,500印尼盾(相等於約0.68美元或5.34港元)收購合共109,521,000股PPLS股份,佔PPLS經擴大已發行股本約8%(假設已全面轉換票據),Indo Agri將向Sariaatmadja先生發行98,082,830股Indo Agri新普通股(佔發行該等股份後Indo Agri全部已發行股本約6.8%)(「**Indo Agri代價股份**」)作為代價,而發行價為每股Indo Agri代價股份1.2758新加坡元(相等於約0.83美元或6.46港元)(「**Indo Agri收購事項**」);		
3.	批准於完成SIMP收購事項及Indo Agri收購事項後,就餘下PPLS股份(假設全面轉換票據後佔PPLS經擴大已發行股本約35.6%)按每股PPLS股份6,900印尼盾之價格(相等於約0.73美元或5.67港元)提出收購要約(「**收購要約**」);及		
4.	批准及授權本公司任何執行董事安排簽訂其可能認為必須或合宜之文件,或在其認為可能就落實SIMP收購事項、Indo Agri收購事項及收購要約及/或任何有關事宜或與之有關而屬必需或合宜或權宜之情況下,採取或授權本公司及/或任何附屬公司採取一切行動及事項,以及在本公司任何執行董事認為合宜及合乎本公司利益之情況下,作出或同意或授權本公司及/或任何附屬公司作出或同意對SIMP收購事項、Indo Agri收購事項及收購要約及/或任何有關事宜作出之修訂或改動,以及授出或授權本公司及/或任何附屬公司授出豁免任何先決條件或該等文件之其他條文。		

簽署:＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿　　日期:二零零七年＿＿＿＿＿＿＿＿＿＿

附註:

1. 請以正楷填上 閣下之姓名及地址。如屬聯名股東,請填上所有股東之姓名。
2. 請填上 閣下名下登記之普通股數目。如未有填上股份數目,則本代表委任表格將被視作適用於 閣下名下登記本公司股本中之所有普通股。
3. 如擬委派股東特別大會主席以外其他人士作代表,請刪去「股東特別大會主席或」之字句,並在適當空格內填上所擬委派代表人之姓名及地址,並由股東簡簽作實。
4. 受委代表毋須為本公司股東,但必須親自代表 閣下出席股東特別大會。
5. 倘為聯名股東,則就有關股份在股東名冊上名列首位之有關聯名持有人有權親自或透過委任代表投票,而其他聯名持有人則不得投票。
6. 若股東為公司,則本代表委任表格必須加蓋公司印鑑,或由該公司負責人或獲正式授權人士簽署。
7. 本代表委任表格連同簽署表格之授權書或其他授權文件(如有),或經由公證人簽署證明之授權書或授權文件副本,最遲須於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司之總辦事處(致:公司秘書處),地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓,方為有效。
8. 本代表委任表格上所有更改必須由股東簡簽作實。
9. 填妥及交回代表委任表格後, 閣下仍可依願親身出席股東特別大會,並於會上投票。
10. 大會主席將就各項提呈大會之決議案要求以按股數投票表決。於進行按股數投票表決時,每名親身或由正式授權公司代表或受委代表出席之股東,可就彼所持每一股股份投一票。按股數投票表決之結果將於股東特別大會舉行後下一個營業日在本公司與香港聯合交易所有限公司之網站刊載。

CONTENTS

	Page
DEFINITIONS	1
LETTER FROM THE BOARD	
Introduction	5
Information on Indo Agri and SIMP	7
Information on the PPLS Group	7
Cash Consideration	9
Indo Agri Consideration Shares	9
Views of the Directors	10
Rationale for and Benefits of the Proposed Acquisition and Tender Offer	13
Key Terms of the Proposed Acquisition	14
Implications under the Listing Rules	18
Recommendations	19
Special General Meeting	20
General	20
Additional Information	21
LETTER FROM THE INDEPENDENT BOARD COMMITTEE	22
LETTER FROM QUAM CAPITAL	24
APPENDIX I – FINANCIAL INFORMATION OF THE GROUP	55
APPENDIX II – FINANCIAL INFORMATION OF PPLS	164
APPENDIX III – PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP	218
APPENDIX IV – PRINCIPAL DIFFERENCES BETWEEN HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")	224
APPENDIX V – GENERAL INFORMATION	226
NOTICE OF SPECIAL GENERAL MEETING	234

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:–

"Agreement"	the conditional sale and purchase agreement dated 25 May 2007 entered into between Indo Agri, SIMP, First Durango, the Ashmore Funds and Mr. Sariaatmadja in relation to the Proposed Acquisition as amended by the supplemental agreement dated 28 August 2007 and such other supplements and modifications thereto;
"Ashmore Funds"	certain funds that have appointed, directly or indirectly, Ashmore Investment Management Limited as their investment manager;
"Ashmore Maynilad Funds"	certain funds that have appointed, directly, Ashmore Investment Management Limited as their investment manager and which have invested with a subsidiary of First Pacific in a consortium which acquired an 83.97% interest in Maynilad Water Services Inc.;
"Board"	the board of directors of the Company;
"Cash Consideration"	the total cash consideration of approximately Rp5 trillion (equivalent to approximately US$526.5 million and HK$4.1 billion) to be paid by SIMP for the PPLS Shares and the Notes to be acquired by it from First Durango and the Ashmore Funds;
"Circular"	this circular, which is issued by the Company to the Shareholders in respect of the Proposed Acquisition and the Tender Offer;
"Company" or "First Pacific"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and which has its shares listed on the Stock Exchange;
"Completion"	completion of the acquisition by SIMP of the PPLS Shares and the Notes to be acquired by it from First Durango and the Ashmore Funds;
"Directors"	the directors of the Company;
"First Durango"	First Durango Singapore Pte Limited;
"Group"	the Company and its subsidiaries;

"HK$"	Hong Kong dollars;
"Hong Kong SAR"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee"	an independent committee of the Board, comprising Mr. Edward K.Y. Chen, GBS, CBE, JP, Mr. David W.C. Tang, OBE, Chevalier de L'Ordre des Artes et des Lettres and Mr. Graham L. Pickles, being the independent Non-executive Directors;
"Independent Financial Adviser"	Quam Capital, the independent financial adviser required to be appointed under Chapter 14A of the Listing Rules to make recommendations to the Independent Board Committee and the Shareholders as to whether the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of the Company and its Shareholders as a whole and to advise Shareholders how to vote at the Special General Meeting;
"Indo Agri"	Indofood Agri Resources Ltd., a company incorporated in Singapore, having its shares listed on the SGX-ST. Indo Agri is a subsidiary of Indofood in which Indofood holds an approximately 62.0% effective interest before the Proposed Acquisition;
"Indo Agri Consideration Shares"	the 98,082,830 new ordinary shares of Indo Agri to be issued to Mr. Sariaatmadja in consideration for the acquisition of an aggregate of 109,521,000 PPLS Shares from Mr. Sariaatmadja;
"Indo Agri Group"	Indo Agri and its subsidiaries;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, having its shares listed on the Jakarta and Surabaya stock exchanges and which is a 51.5% owned subsidiary of First Pacific;
"Latest Practicable Date"	14 September 2007, being the latest practicable date for the purpose of ascertaining certain information for the purpose of this Circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;

"Model Code"	the Model Code for securities transactions by directors of companies listed on the Stock Exchange;
"MPIC"	Metro Pacific Investments Corporation;
"Mr. Sariaatmadja"	Mr. Eddy K. Sariaatmadja;
"Notes"	the US$47 million of Mandatory Convertible Notes due 2009 issued by PPLS which are to be acquired by SIMP under the Agreement from the Ashmore Funds;
"PPLS"	PT Perusahaan Perkebunan London Sumatra Indonesia Tbk, a company incorporated in Indonesia and having its shares listed on the Jakarta and Surabaya stock exchanges;
"PPLS Group"	PPLS and its subsidiaries;
"PPLS Shares"	ordinary shares of PPLS;
"Proposed Acquisition"	the proposed acquisition by Indo Agri and SIMP of PPLS Shares and the Notes as described in this Circular;
"Quam Capital"	Quam Capital Limited, a corporate licensed to carry out type 6 (advising on corporate finance) regulated activity under the SFO and the independent financial adviser to the Independent Board Committee and the Shareholders regarding the terms of the Proposed Acquisition and the Tender Offer;
"Rp" or "Rupiah"	Indonesian rupiah;
"S$"	Singapore dollars;
"SFO"	Securities and Futures Ordinance (Cap 571) of the laws of the Hong Kong SAR;
"SGX-ST"	Singapore Exchange Securities Trading Limited;
"Shareholders"	the shareholders of the Company;
"SIMP"	PT Salim Ivomas Pratama, a company incorporated in Indonesia and a 90% owned subsidiary of Indo Agri;

"Special General Meeting"	the special general meeting of the Company to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Friday, 12 October 2007 at 11:00 a.m., the notice of which is set out in this Circular;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Tender Offer"	tender offer for the remaining shares of PPLS (amounting to approximately 35.6% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full) at the price of Rp6,900 (equivalent to approximately US$0.73 or HK$5.67) per share of PPLS;
"U.S."	the United States of America;
"US$"	United States dollars, the lawful currency of the U.S.; and
"Vendors"	First Durango, the Ashmore Funds and Mr. Sariaatmadja.

Unless otherwise specified, this Circular contains translations of certain US$, Rupiah and Singapore dollar amounts into HK$ amounts at the rate of US$1 = Rp9,500 = S$1.54 = HK$7.8. Percentages and figures expressed in billions and millions have been rounded. The translations have been provided solely for the convenience of the readers of this Circular and no representation is made that any of the US$, Rupiah and Singapore dollar amounts actually represent the HK$ amounts or could have been or could be converted into HK$ at the specified rate, or at any particular rate or at all.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-Executive Directors:
Graham L. Pickles
Edward K.Y. Chen, GBS,CBE, JP
David W.C. Tang,
OBE, Chevalier de L'Ordre des Arts et des Lettres

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong SAR

18 September 2007

To the Shareholders

Dear Sir or Madam,

MAJOR AND POSSIBLE CONNECTED TRANSACTION

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK AND TENDER OFFER

INTRODUCTION

The Company announced on 28 May 2007 that its Singapore listed subsidiary, Indo Agri, and Indo Agri's 90% owned subsidiary, SIMP, entered into a conditional sale and

purchase agreement on 25 May 2007 with First Durango, the Ashmore Funds and Mr. Sariaatmadja:

(a) for the acquisition by SIMP:

(i) from First Durango and the Ashmore Funds of an aggregate of 500,095,000 PPLS Shares representing approximately 45.7% of the existing issued share capital of PPLS and approximately 36.6% of the enlarged issued share capital of PPLS assuming conversion of the Notes referred to in (ii) below in full; and

(ii) from the Ashmore Funds, US$47 million of Mandatory Convertible Notes due 2009 issued by PPLS which are convertible into 269,343,500 newly issued PPLS Shares representing approximately 19.7% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full,

for an aggregate consideration of approximately Rp5.0 trillion (equivalent to approximately US$526.5 million or HK$4.1 billion), which is equivalent to Rp6,500 (equivalent to approximately US$0.68 or HK$5.34) per PPLS Share; and

(b) for the acquisition by Indo Agri from Mr. Sariaatmadja of an aggregate of 109,521,000 PPLS Shares, which Mr. Sariaatmadja will acquire from First Durango prior to completion of the Proposed Acquisition, representing approximately 8% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full, at the price of Rp6,500 (approximately US$0.68 or HK$5.34) per PPLS Share, in consideration for the issue by Indo Agri of the Indo Agri Consideration Shares at the issue price of S$1.2758 (equivalent to approximately US$0.83 or HK$6.46) per Indo Agri Consideration Share. The Indo Agri Consideration Shares to be issued to Mr. Sariaatmadja will represent approximately 6.8% of the total issued share capital of Indo Agri following the issue of those shares.

Assuming conversion of the Notes in full, the shares of PPLS purchased by SIMP and Indo Agri, which will amount to an aggregate of 878,959,500 PPLS Shares, will represent approximately 64.4% of the enlarged issued share capital of PPLS.

PPLS is listed on the Jakarta and Surabaya stock exchanges. On completion of the Proposed Acquisition, a tender offer for the remaining shares of PPLS (amounting to approximately 35.6% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full) at the price of Rp6,900 (equivalent to approximately US$0.73 or HK$5.67) per share of PPLS is required to be made. The tender offer price has been determined based on the rules of the Indonesian Capital Markets and Financial Institutions Supervisory Agency (BAPEPAM). The value of the tender offer is approximately Rp3.4 trillion (equivalent to approximately US$352.7 million or HK$2.8 billion). First Durango and Mr. Sariaatmadja have undertaken to SIMP not to accept the tender offer in respect of any PPLS Shares held by them at the date of the tender offer.

PPLS Group are principally engaged in the business of breeding, planting, milling and selling of crude palm oil. They are also engaged in other products such as rubber, cocoa and tea. The PPLS Group operates estates in many parts of Indonesia located at North and South Sumatera, East Kalimantan, North and South Sulawesi, East and West Java. The PPLS Group is one of the largest producers of crude palm oil in Indonesia.

The Proposed Acquisition and the Tender Offer are together a major transaction for First Pacific under the Listing Rules. Accordingly, completion of the Proposed Acquisition and the Tender Offer are conditional, among other things, on approval by Shareholders at the Special General Meeting.

As referred to in First Pacific's announcement dated 5 December 2006 relating to the participation by a subsidiary of First Pacific in a consortium which acquired an 83.97% interest in Maynilad Water Services Inc., the Ashmore Maynilad Funds are also participants in that investment. If the Ashmore Maynilad Funds were to convert the convertible debt (the **"Convertible Debts"**) before Completion, they would become a substantial shareholder of MPIC, a subsidiary of First Pacific, and hence, a connected person of the Company under the Listing Rules. Given the above and that Ashmore Maynilad Funds and Ashmore Funds are both managed by Ashmore Investment Management Limited, the Proposed Acquisition will upon conversion of the Convertible Debts constitute a connected transaction for the Company under the Listing Rules. As at the Latest Practicable Date, Ashmore Maynilad Funds have not converted any of the Convertible Debts into shares of MPIC. Since there is no certainty that conversion of the Convertible Debts would not be effected between the Latest Practicable Date and the completion date of the Proposed Acquisition, the Directors consider that the Proposed Acquisition has the possibility to become a connected transaction for the Company under the Listing Rules.

First Durango is an investment holding company in which one of the Ashmore Funds has an approximately 24.67% shareholding.

The latest date for satisfaction of the conditions precedent to completion under the Agreement is 23 weeks from the date of the Agreement, which is 2 November 2007.

INFORMATION ON INDO AGRI AND SIMP

The principal activities of Indo Agri and SIMP and their subsidiaries include oil palm seed breeding, oil palm cultivation and milling, refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products and research and development. Indo Agri has significant market share and leading brands in cooking oils, margarine and shortening. It is also a producer of crude coconut oil in Indonesia.

INFORMATION ON THE PPLS GROUP

The PPLS Group is principally engaged in the business of breeding, planting, milling and selling of crude palm oil. It is also engaged in other products such as rubber, cocoa and tea. The PPLS Group operates estates in many parts of Indonesia located at North and South Sumatera, East Kalimantan, North and South Sulawesi, East and West Java.

The PPLS Group currently has a total land bank of approximately 166,416 hectares, of which approximately 86,379 hectares are planted area. From this, it operates mature and immature oil palm plantations with total area of approximately 50,258 hectares and approximately 13,910 hectares, respectively. This represents in aggregate approximately 74.3% of the total owned planted area operated by the PPLS Group. In addition, the PPLS Group also manages approximately 36,253 hectares of plasma plantations of which the majority are oil palm plantations.

The PPLS Group is one of the largest producers of crude palm oil in Indonesia. Based on publicly available information, the PPLS Group produced approximately 340,015 metric tonnes of crude palm oil in 2006. The PPLS Group also has high fresh fruit bunch yields, and crude palm oil and palm kernel extraction rates.

The PPLS Group also operates a dedicated research facility that produces in excess of 15 million oil palm seeds annually with superior quality and high yielding potential.

The financial highlights of the PPLS Group for the financial years ended 31 December 2004 ("**FY2004**"), 31 December 2005 ("**FY2005**") and 31 December 2006 ("**FY2006**"), and the 4-month period ended 30 April 2007 ("**FP2007**") are as follows:–

(Rp'million)	**FY2004**[1]	**FY2005**[1]	**FY2006**[1]	**FP2007**[1]
Net sales	1,654,294	1,832,860	2,148,413	728,263
Profit before income tax	1,247,896	200,781	668,252	251,934
Net income	788,377	242,875	474,800	173,484
Net Asset Value	2,596,503	2,839,378	3,232,036	3,405,520
Net Tangible Assets	2,596,503	2,839,378	3,232,036	3,405,520

Note:–

(1) Extracted from the PPLS Group's audited accounts prepared under International Financial Reporting Standards (see Appendix II).

For FY2006, oil palm and rubber accounted for approximately 69.6% and 22.3% of its total revenue, respectively. The balance was contributed by the sale of its other commodities (including cocoa and tea) and the oil palm seeds business of approximately 3.7% and 4.4%, respectively.

Based on the audited consolidated financial statements of the PPLS Group for FP2007, the PPLS Group had a net book value of approximately Rp3.4 trillion (approximately US$358.5 million or HK$2.8 billion) as at 30 April 2007. As at the Latest Practicable Date, the market capitalization of PPLS was approximately Rp7.2 trillion (approximately US$760.9 million or HK$5.9 billion).

CASH CONSIDERATION

The Cash Consideration was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis, taking into account, *inter alia*, the market price of the shares of PPLS, the enterprise value per planted hectarage and the businesses of the PPLS Group.

Aggregate Consideration for the Proposed Acquisition and the Tender Offer

The aggregate consideration for the Proposed Acquisition amounts to approximately Rp5.7 trillion (which is equivalent to approximately US$601.4 million or HK$4.7 billion).

The aggregate consideration (comprising the aggregate consideration for the Proposed Acquisition and the Tender Offer, assuming full acceptances of the Tender Offer) is approximately Rp9.1 trillion (which is equivalent to approximately US$954.1 million or HK$7.4 billion).

The Proposed Acquisition and the Tender Offer will be funded by internal resources, Indo Agri Consideration Shares and borrowings. For the purpose of financing the Proposed Acquisition and the Tender Offer, SIMP had in August 2007 entered into various facility agreements with its lenders for the grant to SIMP of loans in US$ and Rp, which amounts to an aggregate of approximately Rp5.7 trillion (which is equivalent to approximately US$600 million or HK$4.7 billion). In addition, SIMP has accepted a loan in the amount of Rp1.45 trillion (which is equivalent to approximately US$152.6 million or HK$1.2 billion) from Indofood to finance part of the consideration for the Tender Offer. The balance of approximately Rp1.2 trillion (which is equivalent to approximately US$126.3 million or HK$1.0 billion) will be funded by internal sources of the Indo Agri Group.

Approximately Rp3.4 trillion (which is equivalent to approximately US$354.1 million or HK$2.8 billion) have been allocated for the purpose of financing the Tender Offer. The actual amount utilised for the purpose of financing the Tender Offer would depend on the level of acceptances tendered pursuant to the Tender Offer. Subject to further review, the bank borrowings mentioned above may be refinanced in part by equity and other related fund raising. The bank borrowings have to be refinanced within a 12-month period unless the period of repayment is extended. The Indo Agri Group will be in better position to finalise any refinancing proposals after the outcome of the Tender Offer is known.

INDO AGRI CONSIDERATION SHARES

The issue price of the new shares to be issued by Indo Agri to Mr. Sariaatmadja is equal to the volume weighted average price of the shares of Indo Agri on 23 May 2007, being the full trading day prior to the date of the Agreement.

The new shares of Indo Agri to be issued to Mr. Sariaatmadja, when allotted and issued, shall rank *pari passu* in all respects with the then existing shares of Indo Agri.

VIEWS OF THE DIRECTORS

The Directors of First Pacific believe that the terms of the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of First Pacific's shareholders as a whole.

In reaching this view the Directors have taken into account the factors below:

Risk of increasing presence in the CPO business

The Directors are aware that the acquisition would increase the Group's presence in the Crude Palm Oil ("**CPO**") commodity business and to the potential impact of changes in the pricing of the CPO commodity.

First Pacific has since its acquisition of Indofood in 1999 been involved in the plantation/CPO business and with the recent implementation (of the plantations; edible oils and fats strategy devised in 2006) through (a) the acquisition of the Singapore listed vehicle Indo Agri and (b) the acquisition of additional 85,500 hectares of plantation land (in March 2007), the Group's presence in this industry has been increasing.

CPO prices have varied significantly over the last 10 years, following a cyclical pattern which has reflected a cumulative average growth in price of approximately 4.5% over this period. The cumulative average growth in CPO price during the last 5 years was approximately 14.8%. However the Directors are of the view that the basic demand drivers and the position this acquisition would place the Group in regarding available supply would enable the inevitable fluctuation in CPO prices to be accommodated within our performance goals over the short/medium and longer term.

Taking into account this pricing issue (implicit in such a business) the Directors believe the acquisition which would enable the Group to secure control of the 3rd largest listed CPO supply base in Indonesia is an extremely attractive one.

Risk of prohibitions and constraints in ownership and acquisition of plantation land

On 11 August 2004, the Indonesian government enacted Law No.18 of Year 2004 on Plantation ("**Law No. 18/2004**") which provides, *inter alia*, that as regards the case of land for a plantation business, the minister in charge of and responsible for managing the plantation sector shall stipulate the land's maximum area and minimum area of use.

Further to the implementation of Law No. 18/2004, on 29 February 2007, Regulation of the Minister of Agriculture ("**Relevant Minister**") No. 26/Permentan/OT. 140/2/2007 ("**Regulation No. 26**") was issued which provides, among other things, the maximum acreage of plantation area which can be granted to a plantation

company as a single legal entity. The maximum acreage of the plantation area is determined based on the types of commodities as stated in Regulation No. 26, such as oil palm and rubber where the maximum acreage is 100,000 hectares and 25,000 hectares respectively except for the maximum acreage of plantation area in the Province of Papua which is two times the maximum acreage of plantation area as set forth in Attachment 3 of Regulation No. 26. However, such limitation is not applicable to certain plantation companies, such as a company which shares are majority owned by the public through a public offering.

In view of the above, since the maximum acreage of plantation area of each of PPLS and its subsidiaries has not exceeded the maximum land area determined by Regulation No. 26 and considering the status of PPLS as a public company, each company can continue to operate its plantation business activities.

Notwithstanding the above, Regulation No. 26 does not provide limitations on the total maximum acreage of plantation land that may be owned by a group of companies. As such, if in the future the Relevant Minister applies such limitation to a group of companies, which are less than the acreage owned by the Group before or after the Proposed Acquisition, there is no assurance that the PPLS Group may continue to own all of its plantation land. In particular, the PPLS Group may be required to return or sell part of its land to reduce its land ownership, in which case it may suffer loss on disposal should such land be confiscated or force-sold. In addition, the PPLS Group may also be limited from expanding its plantation business and CPO production, which would in turn affect its ability to implement its business strategies.

The Directors are aware of this issue given the Group's current plantation business and are not aware of any factors which could result in a change in the implementation and impact of the Regulation No. 26.

Refinancing risk

The bank borrowings undertaken by SIMP to finance the Proposed Acquisition and Tender Offer may be refinanced in part by equity and other related fund raising. There is no assurance that the Group would be able to raise funds to refinance the bank borrowings. Any debt refinancing may contain restrictive covenants with respect to dividends, future capital raising and other financial and operational matters, and, subject to market conditions, may be at a higher cost to the Group. Any issue of shares or other securities to raise funds may dilute the Group's equity interests and may, as in the case of a rights issue, require additional investments by the Group. In addition, depending on market conditions, such equity fund raising may be done at prices below the prevailing market price of the Indo Agri shares or below the investor's cost of investment in the Indo Agri shares.

The Directors are of the view that notwithstanding recent volatility in credit markets, the Group is currently well placed to arrange a refinancing and that subject to market risk and a significant deterioration in credit markets in Asia, this position is not likely to change in the foreseeable future.

No warranties risk

No warranties relating to the PPLS Group such as warranties on the affairs, business, assets, liabilities, operations and financial condition of the PPLS Group, have been given by First Durango and the Ashmore Funds to the Group under the Agreement. As such, the management of the Group has used their reasonable endeavours to carry out due diligence on the PPLS Group. Inherently, the due diligence is therefore dependent on, *inter alia*, the quality and the availability of reliable, accurate, complete and up-to-date information.

The Directors' view is that due diligence work undertaken has provided sufficient information to assess the business.

Severance payment risk

Under Indonesian labour laws, in the event of a change in control of a company, and if any worker/labourer is unwilling to continue with his employment with the company after the change of ownership, the company is required to make severance payments to such workers/labourers.

The severance pay for such workers/labourers is to be calculated based on the formula as determined under Indonesian labour laws or the collective labour agreements, whichever is higher. The aggregate amount of severance pay payable, if any, by the PPLS Group (after the change of ownership) would depend on, *inter alia*, the number of workers/labourers who are unwilling to continue with their employment after the Proposed Acquisition and the Tender Offer, the duration of their employment and the amount of their monthly wages.

Based on information provided by PPLS Group, save for payouts to its previous executives in the ordinary course of the expiry or termination of their employment contracts, the PPLS Group has not made any major severance payments to its workers/labourers in the past three financial years and up to the Latest Practicable Date.

The Directors are aware of this potential liability. However, the Group has managed similar risks before when acquiring plantation and other businesses in Indonesia and given the Group's current business plan regard any material impact to be unlikely.

Risk of default by smallholders on repayment of loans extended or guaranteed by the PPLS Group under the plasma programme

Under the plasma programme, smallholders are required to sell their Fresh Fruit Bunches ("**FFB**") to the PPLS Group, and a portion of the amounts payable by the PPLS Group to smallholders for such FFB are (i) paid directly by the PPLS Group to the banks which have provided financing to such smallholders for the financing of the development cost of their plantations, to reduce or repay the

outstanding amounts; and (ii) applied to offset outstanding amounts under the unsecured loans provided by the PPLS Group to such smallholders after full repayment of the outstanding amounts to the banks has been made.

There is no assurance that smallholders will not default on their obligation to sell FFB to the PPLS Group and this may result in them defaulting on their loan repayments to the banks and the PPLS Group. In such event, guarantees which have been provided by the PPLS Group to the banks to secure the loans of smallholders may be called upon by the banks. The PPLS Group has provided guarantees for such outstanding loans amounting to an aggregate of approximately Rp108 billion (which is equivalent to approximately US$11.4 million or HK$88.7 million) as at 30 April 2007. In addition, approximately Rp52 billion (which is equivalent to approximately US$5.5 million or HK$42.7 million) has been paid to the banks by the PPLS Group under such guarantees.

As at 30 April 2007, the PPLS Group has provided loans of up to approximately Rp25 billion (which is equivalent to approximately US$2.6 million or HK$20.5 million) to smallholders.

The Directors are aware of this potential liability but given the Group's business plan regard any material impact to be unlikely.

RATIONALE FOR AND BENEFITS OF THE PROPOSED ACQUISITION AND TENDER OFFER

The Proposed Acquisition and the Tender Offer are expected to strengthen the Indo Agri Group's integrated plantation business model.

(a) Expansion of core plantation business

The PPLS Group is principally engaged in oil palm cultivation and the milling of fresh fruit bunches, which is similar to a significant part of the Indo Agri Group's core plantation business. In FY2006, oil palm accounted for approximately 69.6% of the PPLS Group's revenue and crude palm oil production amounted to approximately 340,015 metric tonnes.

(b) Increase in land bank and oil palm planted area

The Proposed Acquisition and the Tender Offer are expected to enable Indo Agri Group to expedite its strategy of increasing its oil palm planted area to 250,000 hectares and achieving self sufficiency in meeting the Indo Agri Group's crude palm oil requirements. The directors of Indo Agri and the directors of First Pacific believe that the capabilities of both the Indo Agri Group and the PPLS Group in oil palm plantations will enable the combined group to expand its oil palm acreage further to become one of the largest plantation owners in Indonesia.

As at 30 June 2007, the Indo Agri Group has a land bank of approximately 224,083 hectares, of which approximately 76,728 hectares are planted with oil palm. With the Proposed Acquisition, this will increase its total land bank to approximately 390,499 hectares and the total oil palm planted area to approximately 140,896 hectares.

The total combined planted area, including rubber and other crops, will be approximately 168,122 hectares. The remaining land bank of approximately 222,377 hectares is currently unplanted.

(c) PPLS Group's high productivity

The PPLS Group is a productive plantation company in Indonesia, with high fresh fruit bunch yields, and crude palm oil and palm kernel extraction rates.

(d) Self sufficiency

The Proposed Acquisition and the Tender Offer are consistent with the Indo Agri Group's strategy of self-sufficiency for its internal crude palm oil requirements. The PPLS Group produced approximately 340,015 metric tonnes of crude palm oil in 2006. Together with the Indo Agri Group's crude palm oil production of approximately 300,000 metric tonnes in 2006, the combined crude palm oil production would be approximately 640,015 metric tonnes. In 2006, the Indo Agri Group's internal CPO requirement was approximately 600,000 metric tonnes.

(e) Quality oil palm seed producer

The PPLS Group also operates a dedicated research facility that produces in excess of 15 million oil palm seeds annually, recognised for their superior quality and high yielding potential, which would enhance the Indo Agri Group's existing seed production.

KEY TERMS OF THE PROPOSED ACQUISITION

Conditions to Completion of the acquisition of the PPLS Shares and the Notes from First Durango and the Ashmore Funds

Completion of the sale of the PPLS Shares and Notes by the Vendors (other than Mr. Sariaatmadja) to SIMP under the Agreement is conditional upon, *inter alia,*:

(a) the approval of the tender offer for PPLS and the acquisition by SIMP of the PPLS Shares and the Notes from First Durango and the Ashmore Funds and any other transaction contemplated by the Agreement by a general meeting of shareholders of each of SIMP, Indo Agri, Indofood and First Pacific (unless, in each case, such shareholders' approval is not necessary), within the period specified in the Agreement;

(b) the completion of due diligence (including the valuation of the assets of PPLS) to the satisfaction of SIMP within the period(s) specified in the Agreement;

(c) the entering into by SIMP of a facility agreement with its lenders for any necessary acquisition financing required by SIMP to complete the acquisition of the PPLS Shares and the Notes from First Durango and the Ashmore Funds and the remaining PPLS Shares pursuant to the tender offer for PPLS and evidence being provided to the Vendors (other than Mr. Sariaatmadja) of the satisfaction (or waiver) of all conditions precedent to drawdown (save for conditions relating to the obtaining of shareholders' approval, the approvals referred to in (e) below and legal opinions required for drawdown) within the period(s) specified in the Agreement;

(d) the completion and delivery to SIMP, at the expense of First Durango, of, *inter alia*, the long-form interim unaudited consolidated accounts of the PPLS Group for the 4-month period ended 30 April 2007 under Indonesian GAAP, the audited consolidated accounts of the PPLS Group for FY2004, FY2005, FY2006 and the 4-month period ended 30 April 2007, in each case, under the International Financial Reporting Standards and the audited consolidated accounts of the PPLS Group for the 4-month period ended 30 April 2007 under Indonesian GAAP, (in each case) accompanied by confirmation from, *inter alia*, PPLS that the aforesaid accounts/reports and the information therein may be used by SIMP, Indo Agri, Indofood and First Pacific in relation to the transactions contemplated under the Agreement (including announcements, circulars to shareholders, listing applications and accountants' reports and/or in relation to any financing referred to in (c) above), within the period(s) specified in the Agreement;

(e) all approvals and consents required from BAPEPAM, Badan Koordinasi Penanaman Modal (BKPM), the Indonesian Ministry of Law and Human Rights, Central Bank of Indonesia, the SGX-ST, the Stock Exchange and/or the Listing Committee of the Stock Exchange being obtained by SIMP, Indo Agri, Indofood and First Pacific in connection with the transactions contemplated under the Agreement;

(f) the consent of PPLS's lenders under its US$150,000,000 bank facility agreement dated 16 August 2006 to the proposed transfer of the PPLS Shares by First Durango pursuant to the Agreement and there being no right, or such lenders having waived the right to, to accelerate or terminate or require payment or repayment under such agreement (and no such acceleration, termination or requirement occurring or arising) as a result of the proposed transfer of and the sale of the PPLS Shares and Notes held by the Ashmore Funds contemplated by the Agreement; and

(g) there not having been at any time after the date of the Agreement any material damage or any change or any development that is reasonably likely to lead to a material damage to the total biological assets, fixed assets and plant and machinery relating to the plantation business (including but not limited to crushing plants and/or mills) owned by the PPLS Group whether by reason of floods, fire, explosion, acts of terrorism, acts of God, accident, earthquakes

or otherwise howsoever arising, or any revocation or non-extension or non-renewal of licences or permits relating to the carrying on of the PPLS Group's business and ownership of its assets, which has caused or causes or is likely to cause the total assets relating to the plantation business (including but not limited to crushing plants and mills) owned by the PPLS Group to be decreased by 5% or more of the total assets relating to the plantation business owned by the PPLS Group as at 31 March 2007.

Amongst others, the conditions set out in (a), (b), (d) and (g) above may be waived by SIMP. The condition set out in (c) above may be waived by SIMP within 12 weeks from the date of the Agreement provided that it has prior to such waiver, *inter alia*, deposited an amount equal to the Cash Consideration payable to the Vendors (other than Mr. Sariaatmadja) for their PPLS Shares into an escrow account. If any of the conditions is not satisfied or waived in accordance with the Agreement on or before 2 November 2007 (being the date falling 23 weeks from the date of the Agreement) or the applicable time frame specified in respect of the relevant condition (whichever is earlier) or such later date (not being a date later than four (4) weeks thereof) as may be extended with the consent of the Vendors (other than Mr. Sariaatmadja), the Agreement will automatically terminate and the parties will have no claim against the other(s) save as provided in the Agreement.

As at the Latest Practicable Date, conditions (b), (c), (d) and (f) have been satisfied. Completion is to take place 5 business days following the date of the last in time of the satisfaction or waiver (as the case may be) of the conditions or such other date as is agreed in writing between the parties. SIMP, First Durango and the Ashmore Funds shall not be obliged to complete the Agreement unless the sale and purchase of the PPLS Shares and the Notes of First Durango and the Ashmore Funds is completed as simultaneously as practicable.

Under the Agreement, SIMP has placed a deposit of US$10 million (equivalent to approximately HK$78 million) with an escrow agent pending Completion. In the event the conditions to Completion are not fulfilled or waived (as the case may be), the deposit will be refunded to SIMP unless, *inter alia*, SIMP fails to obtain satisfaction (except where the non-satisfaction is attributable to any of the Vendors) of (and does not waive) the condition set out in (a) above within the period specified in the Agreement, or SIMP fails to fulfil its obligations to proceed with Completion in accordance with the terms of the Agreement, in which event the deposit will be forfeited. Under the Agreement, all conditions must be satisfied or waived (as the case may be) no later than 23 weeks from the date of the Agreement or such later date as the Vendors (other than Mr. Sariaatmadja) may agree.

Conditions to completion of the acquisition of the PPLS Shares from Mr. Sariaatmadja

Completion of the sale of the PPLS Shares by Mr. Sariaatmadja to Indo Agri under the Agreement is conditional upon, *inter alia,*:

(a) the approval in-principle of the SGX-ST for the listing of the Indo Agri Consideration Shares having been obtained no later than the Completion;

(b) the Completion having occurred; and

(c) the approval of the acquisition by Indo Agri of the PPLS Shares from Mr. Sariaatmadja, the issue of the Indo Agri Consideration Shares and any other transaction contemplated by the Agreement by a general meeting of shareholders of each of Indo Agri, Indofood and First Pacific (unless, in each case, such shareholders' approval is not necessary).

Under the Agreement, the condition set out in (c) above may be waived by Indo Agri. However, Indo Agri will not waive the condition set out in (c) above in respect of the requirement that the proposed acquisition of the PPLS Shares from Mr. Sariaatmadja be approved by the shareholders of First Pacific in general meeting. In addition, the SGX-ST had, on 27 August 2007, granted approval-in-principle for the listing and quotation of the Indo Agri Consideration Shares. It should be noted that the in-principle approval granted by the SGX-ST to Indo Agri is not to be taken as an indication of the merits of Indo Agri, its subsidiaries, any of the Proposed Acquisition and the Tender Offer, the PPLS Group or the shares of Indo Agri (including the Indo Agri Consideration Shares).

The completion of the sale of the PPLS Shares by Mr. Sariaatmadja is to take place on the third business day following the satisfaction or waiver in accordance with the Agreement of the conditions precedent.

Proposed Acquisition and Tender Offer conditional on approval by shareholders of First Pacific in general meeting

Accordingly, as set out in condition (a) to the completion of the acquisition of the PPLS Shares and the Notes from First Durango and the Ashmore Funds and in condition (c) to the completion of the acquisition of the PPLS Shares from Mr. Sariaatmadja, both components of the Proposed Acquisition and the Tender Offer are conditional on approval by shareholders of First Pacific in general meeting.

Certain other terms of the Proposed Acquisition

The Agreement may be terminated by the Vendors (other than Mr. Sariaatmadja) if, *inter alia*, they have not received written notice from SIMP that the conditions in (b) and (c) under the heading "Conditions to Completion of the acquisition of the PPLS Shares and the Notes from First Durango and the Ashmore Funds" above have been satisfied or waived within the periods specified in the Agreement. The Agreement may be terminated by SIMP if, *inter alia*, the accounts referred to in condition (d) under the heading "Conditions to Completion of the acquisition of the PPLS Shares and the Notes from First Durango and the Ashmore Funds" above are not delivered to SIMP within the period specified in the Agreement.

Pursuant to the Agreement, each of First Durango, Mr. Sariaatmadja and the Ashmore Funds has severally undertaken to SIMP that it shall not, unless and until the Agreement is terminated pursuant to the provisions under the Agreement or until the Completion, whichever is earlier:

(i) make, submit, solicit, initiate or encourage the submission of proposals or offers or engage in negotiations with any person other than Indo Agri and SIMP, relating to the possible acquisition of their respective PPLS shares or the assets of PPLS Group (whether by way of purchase of shares, merger or otherwise) (an "**Alternative Proposal**");

(ii) furnish any non-public information regarding PPLS Group to any person in connection with or in response to an Alternative Proposal or potential Alternative Proposal save as may be required to be disclosed by applicable law, regulations of any relevant authority or the rules of any relevant securities exchange(s);

(iii) engage in discussions with any persons with respect to any Alternative Proposal;

(iv) approve, endorse, recommend, vote, or agree to vote, for any Alternative Proposal;

(v) enter into any letter of intent or other similar document or any contract contemplating or otherwise relating to any Alternative Proposal; or

(vi) enter into any agreement or arrangement with any person, whether conditionally or unconditionally, to do all or any of the acts referred to in (i) to (v) above.

Pursuant to the Agreement, each of Indo Agri and SIMP has agreed that it shall not, and it shall procure that its subsidiaries shall not, unless and until the Agreement is terminated for any reason or until Completion, whichever is earlier, enter into any legally binding agreement to, *inter alia*, acquire the shares or the whole or any substantial part of the undertaking, assets or businesses of any other company carrying on any business related to palm oil or which is substantially similar to the palm oil business carried on by PPLS or any of the PPLS Group companies as at the date of the Agreement, where the value of such a transaction is greater than the lower of US$50,000,000 and 10% of the consolidated net asset value of the Indo Agri Group, subject to certain exceptions.

IMPLICATIONS UNDER THE LISTING RULES

The Proposed Acquisition and the Tender Offer are together a major transaction for First Pacific under the Listing Rules. Accordingly, completion of the Proposed Acquisition and the Tender Offer are conditional, among other things, on approval by Shareholders at the Special General Meeting.

As described above, if the Ashmore Maynilad Funds were to convert the Convertible Debts before Completion, they would become a substantial shareholder of MPIC, a subsidiary of First Pacific, and hence, a connected person of the Company under the Listing Rules. Given the above and that Ashmore Maynilad Funds and Ashmore Funds are both managed by Ashmore Investment Management Limited, the Proposed Acquisition will upon conversion of the Convertible Debts constitute a connected transaction for the Company under the Listing Rules. As at the Latest Practicable Date, Ashmore Maynilad Funds have not converted any of the Convertible Debts into shares of MPIC. Since there is no certainty that conversion of the convertible debt would not be effected between the Latest Practicable Date and the completion dates of the Proposed Acquisition, the Directors consider that the Proposed Acquisition has the possibility to become a connected transaction for the Company under the Listing Rules. Accordingly, the Directors recommend that the Proposed Acquisition should be subject to prior approval of the Shareholders (by way of poll) at the Special General Meeting.

RECOMMENDATIONS

The Company has established the Independent Board Committee, consisting of the Independent Non-executive Directors, to advise Shareholders as to whether the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of the Company and its Shareholders as a whole and to advise the Shareholders how to vote at the Special General Meeting. The Company has also appointed Quam Capital as the Independent Financial Adviser required to be appointed under Chapter 14A of the Listing Rules, to make recommendations to the Independent Board Committee and the Shareholders as to whether the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of the Company and its Shareholders as a whole and to advise Shareholders how to vote at the Special General Meeting.

A separate letter from the Independent Board Committee advising Shareholders that, in the opinion of the Independent Board Committee, formed after taking into account the recommendation of the Independent Financial Adviser, the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of the Company and its Shareholders as a whole and advising the Shareholders to vote in favour of the resolution to approve the Proposed Acquisition and the Tender Offer at the Special General Meeting is set out on pages 22 and 23 of this Circular. Shareholders' attention is drawn to the letter from the Independent Board Committee.

A separate letter from Quam Capital, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Shareholders that, having considered the matters set out in detail in that letter, the Proposed Acquisition and the Tender Offer are fair and reasonable and in the interests of the Company and its Shareholders as a whole and advising Shareholders to vote in favour of the resolution to approve the Proposed Acquisition and the Tender Offer at the Special General Meeting is set out on pages 24 to 54 of this Circular. Shareholders' attention is also drawn to the letter from Quam Capital, the Independent Financial Adviser.

The Board is of the view that the Proposed Acquisition and the Tender Offer are fair and reasonable and is in the interests of the Company and its Shareholders as a whole and, accordingly, the Board recommends that the Shareholders vote in favour of the resolution to be proposed in relation to the Proposed Acquisition and the Tender Offer at the Special General Meeting.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Friday, 12 October 2007 at 11:00 a.m. is set out on pages 234 and 235 of this Circular.

Voting at the Special General Meeting will be taken on a poll.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not Shareholders are able to attend the meeting, they are requested to complete and return the enclosed form of proxy to the Company's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting should they wish to do so.

To the best of the knowledge and belief of the Directors, no Shareholder or any connected person has a material interest in the matters which are the subject of the resolution before the Special General Meeting such that it must abstain from voting, and, accordingly, all Shareholders are permitted to vote at the Special General Meeting to be convened. First Pacific Investments Limited and First Pacific Investments (BVI) Limited, which together own approximately 44.14% of the Company's issued share capital, have confirmed their intention to vote in favour of the ordinary resolution to be proposed at the Special General Meeting.

So far as the Directors are aware having made all reasonable enquiries, no shareholder is a party to any voting trusts or other arrangements, agreements, or understandings entered into by, or binding upon, any such party, nor is any party under any obligation or entitlement whereby it has or may have, temporary or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party.

GENERAL

Except for the participation of the Ashmore Maynilad Funds with First Pacific's subsidiary in the Maynilad Water Services Inc. acquisition consortium, as described above, to the best of the knowledge, information and belief of the Directors, having made all reasonable enquiry, the Vendors and their ultimate beneficial owners are third parties independent of First Pacific and its connected persons.

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. First Pacific's principal business interests relate to telecommunications, consumer food products and infrastructure.

The Directors confirm that there are no material adverse changes in the business and financial position of PPLS for the period from 7 August 2007, the date of audit report on the IFRS financial statements of PPLS issued by KAP Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers), up to the date of this Circular.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this Circular.

Yours faithfully,
For and on behalf of the Board of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

To the Shareholders

18 September 2007

Dear Sir or Madam,

MAJOR AND POSSIBLE CONNECTED TRANSACTION

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK AND TENDER OFFER

We refer to the circular of even date with this letter issued by the Company (the "**Circular**") to the shareholders of the Company of which this letter forms part. Terms defined in the Circular shall have the same meaning in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Shareholders in respect of the terms of the Proposed Acquisition and the Tender Offer, details of which are set out in the letter from the Board contained in the Circular.

Having considered the terms of the Proposed Acquisition and the Tender Offer and the advice and opinion of the Independent Financial Adviser in relation thereto as set out in the Circular, the Independent Board Committee considers that the Proposed Acquisition and the Tender Offer are on normal commercial terms, fair and reasonable so far as the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Shareholders vote in favour of the resolution(s) to be proposed at the Special General Meeting to approve the Proposed Acquisition and the Tender Offer.

The Independent Board Committee draws the attention of the Shareholders to the letter from the Board and the letter from Quam Capital to the Independent Board Committee and the Shareholders which sets out the considerations and factors taken into account in arriving at its recommendations, each as contained in the Circular.

Yours faithfully,
Independent Board Committee

Edward K.Y. Chen *GBS, CBE, JP*
Independent Non-Executive Director

Graham L. Pickles
Independent Non-Executive Director

David W.C. Tang
OBE, Chevalier de L'Ordre des Arts et des Lettres
Independent Non-Executive Director

The following is the full text of the letter of advice from Quam Capital, the Independent Financial Adviser to the Independent Board Committee and the Shareholders, which has been prepared for the purpose of incorporation into this Circular, setting out its advice to the Independent Board Committee and the Shareholders in respect of the Proposed Acquisition and the Tender Offer.

Quam Financial Services Group Quam Capital Limited 華富嘉洛企業融資有限公司
A Member of The Quam Group

18 September 2007

To the Independent Board Committee and the Shareholders
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong

Dear Sir or Madam,

MAJOR AND POSSIBLE CONNECTED TRANSACTION

RELATING TO PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK AND TENDER OFFER

We refer to our appointment as the independent financial adviser to the Independent Board Committee and the Shareholders in respect of the proposed acquisition of an aggregate of 609,616,000 PPLS Shares and the Notes by Indo Agri and SIMP from First Durango, the Ashmore Funds and Mr. Sariaatmadja respectively (the "**Proposed Acquisition**") and the Tender Offer (collectively, hereinafter referred to as the "**Proposed Transaction**"). Details of the terms of the Agreement are set out in the "Letter from the Board" contained in the circular issued by the Company to the Shareholders dated 18 September 2007 (the "**Circular**"), of which this letter forms part. Terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

We have been advised that the Ashmore Maynilad Funds has provided debt financing in a form of convertible debt (the "**Convertible Debt**") to MPIC, a Philippine corporation in which the Group has an approximate 92% economic interest, for its investment in Maynilad Water Services, Inc., details of which are set out in the Company's circular dated 27 December 2006. We were also advised that the Convertible Debt is due for repayment on the first anniversary of its issue date and is fully convertible into the common shares of MPIC during its entire term. Upon conversion of the Convertible Debt, the Ashmore Maynilad Funds would become a substantial shareholder of MPIC, and hence, a

connected person of the Company under the Listing Rules. Given the above and that the Ashmore Maynilad Funds and the Ashmore Funds, one of the Vendors, are both managed by Ashmore Investment Management Limited, the Proposed Acquisition will upon conversion of the Convertible Debt constitute a connected transaction for the Company under the Listing Rules. The Directors have confirmed to us that as at the Latest Practicable Date, the Convertible Debt has yet to be converted and the Group has not received any notification from Ashmore Investment Management Limited of its intention to convert the Convertible Debt between the Latest Practicable Date and the completion date of the Proposed Transaction. As stated in the "Letter from the Board" of the Circular, since there is no certainty that conversion of the Convertible Debt would not be effected between the Latest Practicable Date and the completion date of the Proposed Acquisition, the Directors consider that the Proposed Acquisition has the possibility to become a connected transaction for the Company under the Listing Rules.

Messrs. Graham L. Pickles, Edward K.Y. Chen and David W.C. Tang, the independent non-executive Directors, have been appointed as members of the Independent Board Committee to advise the Shareholders as to whether the Agreement has been entered into by the Group within its ordinary and usual course of business based on normal commercial terms; and the terms of the Proposed Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and to advise the Shareholders as to whether to vote in favour of the Proposed Transaction. As the independent financial adviser, our role is to give an independent opinion to the Independent Board Committee and the Shareholders.

Quam Capital Limited is independent of and not connected with any members of the Group or any of their substantial shareholders, directors or chief executives, or any of their respective associates, and is accordingly qualified to give independent advice in respect of the Proposed Transaction.

In formulating our recommendation, we have relied on the information and facts supplied by the Group and its advisers, and the opinions expressed by and the representations of the Directors and management of the Group. We have assumed that all the information and representations contained or referred to in the Circular were true and accurate in all respects at the date thereof and may be relied upon. We have also assumed that all statements contained and representations made or referred to in the Circular were true at the time that they were made and continue to be true at the date thereof. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the Directors have confirmed to us that no material facts have been withheld or omitted from the information provided and referred to in the Circular, which would make any statement in the Circular misleading.

We consider that we have reviewed sufficient information currently available to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular so as to provide a reasonable basis for our recommendation. We have not, however, carried out any independent verification of the information, nor have we conducted any form of in-depth investigation into the business, affairs, operations, financial position or future prospects of the Company and PPLS or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation in respect of the Proposed Transaction, we have taken into consideration the following principal factors and reasons:

1. Background to and reasons for the Proposed Transaction

(a) The principal business and expansion strategy of the Indo Agri Group

We noted that the Group has been conducting and will continue to conduct its existing integrated agribusinesses in Indonesia through the Indo Agri Group. The Indo Agri Group is principally engaged in the research and development of oil palm seed breeding, oil palm cultivation and milling, branding and marketing of cooking oil, margarine, shortening and other oil palm derivative products. It owns some of the renowned brand names in the cooking oil, margarine and shortening segments in Indonesia including Bimoli, Palmia and Simas, and also has interest in the production of crude coconut oil business in Indonesia.

It is noted that in 2006 and 2007, Indo Agri (formerly known as CityAxis Holdings Limited before January 2007), a listed company in Singapore, embarked on a series of corporate restructuring exercises, including, but not limited to, an acquisition of a majority stake in the plantations and edible oils and fats business in Indonesia, to rationalise its then core business of provision of property and construction services to vertically integrated edible oils and fats business. As stated in the respective annual reports of the Company and Indo Agri for the financial year ended 31 December 2006 (the "**Company's Annual Report**" and "**Indo Agri's Annual Report**", respectively), the Indo Agri Group is one of the largest plantation owners in Indonesia and its plantations are amongst the most productive plantations, in terms of fresh fruit bunch yield and crude palm oil extraction, in Indonesia. We were advised that as at 30 June 2007, the Indo Agri Group owned a total land bank of about 224,083 hectares, of which about 76,728 hectares and 5,015 hectares were planted with oil palm trees and rubber trees respectively, and operated seven oil palm mills and six production facilities in Indonesia. In addition, the Indo Agri Group also administers the surrounding smallholders' plantation land bank of about 25,000 hectares.

As stated in the Indo Agri's Annual Report, one of the stated long-term business objectives of Indo Agri is to increase its planted area for oil palm plantation to about 250,000 hectares by 2015 by way of enhancement in existing planting program and/or acquisition of standing plantations.

In view of the immediate availability of additional oil palm planted area and production facilities which are currently under the ownership and control of the PPLS Group and the similarity of the core businesses of the

Indo Agri Group and the PPLS Group, the Proposed Transaction is considered to be an efficient and cost effective way to achieve the aforesaid goal of Indo Agri as laid out in the Indo Agri's Annual Report. Given this and the benefits to be derived from capitalising the expertises of the PPLS Group, we concur with the view of the Directors that the expansion of the Group's agribusiness through the Proposed Transaction is beneficial to both the Company and the Shareholders as a whole.

(b) Background of and reasons for the Proposed Transaction

(i) The Proposed Acquisition

As stated in the Indo Agri's Annual Report, in 2006, the price of crude palm oil increased substantially in accordance with the growth in global crude palm oil consumption, particularly in China. Given that the sale of cooking oil is the largest source of revenue for the Indo Agri Group, its operations and profitability, to a very large extent, are substantially dependent on the price of crude palm oil, which is the principal raw material in the Indo Agri Group's cooking oil production process. We were advised that the Indo Agri Group currently relies on external suppliers for about half of its crude palm oil requirements, and given the circumstances of the Group, the business objective in respect of its agribusinesses for 2007 is to continue to expand oil palm plantations through organic growth and/or acquisition in order to meet the increasing supply requirements of its edible oil refineries.

PPLS, an integrated plantation company, was established in 1962 and its shares were listed on the Jakarta and Surabaya stock exchanges in 1996. The PPLS Group is principally engaged in the business of breeding, planting, milling and selling of crude palm oil. Its products also include rubber, cocoa and tea. It also has an interest in trading and marketing activities in respect of its plantation products. As stated in its annual report for the financial year ended 31 December 2006 (the "**PPLS's Annual Report**"), PPLS is the second largest listed plantation company in Indonesia with substantial holdings of palm oil and rubber assets. Further details of the PPLS Group are set out in sub-section (c) below.

On 25 May 2007, Indo Agri and SIMP entered into the Agreement with First Durango, the Ashmore Funds and Mr. Sariaatmadja whereby SIMP agreed to acquire (i) from First Durango and the Ashmore Funds an aggregate of 500,095,000 PPLS Shares, representing about 45.7% of the existing issued share capital of PPLS and about 36.6% of the issued share capital of PPLS as enlarged by full conversion of the Notes; and

(ii) from the Ashmore Funds the Notes which are convertible into 269,343,500 new PPLS Shares (collectively, hereinafter referred to as the "**SIMP Acquisitions**"), representing about 24.6% of the existing issued share capital of PPLS and about 19.7% of the issued share capital of PPLS as enlarged by full conversion of the Notes.

Furthermore, in conjunction with the SIMP Acquisitions, Indo Agri also agreed to acquire from Mr. Sariaatmadja an aggregate of 109,521,000 PPLS Shares, which Mr. Sariaatmadja will acquire from First Durango prior to completion of the Proposed Acquisition, representing about 10.0% of the existing issued share capital of PPLS and about 8.0% of the issued share capital of PPLS as enlarged by full conversion of the Notes (the "**Indo Agri Acquisition**"). The Group has confirmed to us that as at the Latest Practicable Date, Mr. Sariaatmadja was not a connected person of the Company within the meaning of the Listing Rules, and the acquisition of the aforesaid 109,521,000 PPLS Shares between Mr. Sariaatmadja and First Durango has yet to be effected. Pursuant to the Agreement, Mr. Sariaatmadja has warranted to have full legal and beneficial ownership of such PPLS Shares prior to completion of the Proposed Acquisition. Completion of the SIMP Acquisitions is a condition precedent to the completion of the Indo Agri Acquisition.

Given the above and that the PPLS Group's principal business is in line with one of the Group's core businesses of oil palm plantation, we are of the view that the entering into of the Agreement by the Group is within its usual and ordinary course of the business.

(ii) The Tender Offer

Upon completion of the Proposed Acquisition, Indo Agri and SIMP will be interested in 609,616,000 PPLS Shares in aggregate or 878,959,500 PPLS Shares in aggregate (assuming full conversion of the Notes), representing about 55.7% of the existing issued share capital of PPLS or about 64.4% of the issued share capital of PPLS as enlarged by full conversion of the Notes (as the case may be).

The Directors have confirmed to us that based on the advice of the Group's independent Indonesian legal counsel (the "**Legal Counsel**"), which is a registered legal counsel for capital market supporting professionals under the Indonesian Capital Market and Financial Institutions Supervisory Agency ("**BAPEPAM-LK**"):

- SIMP would be obligated to make the Tender Offer on a mandatory basis in accordance with BAPEPAM-LK Rule No. IX.H.1 as a result of the Proposed Acquisition, which falls within the ambit of the public company takeover rules issued by BAPEPAM-LK;

- the Tender Offer is in full compliance with the provisions of BAPEPAM-LK Rule No. IX.H.1 (save as this, there are no other regulations governing the Tender Offer);

- in the event that completion of the Indo Agri Acquisition does not take place, SIMP, as the new controlling shareholder of PPLS as a result of the SIMP Acquisitions, is still required to make a mandatory tender offer for all the remaining PPLS Shares upon completion of the SIMP Acquisitions pursuant to Item 2 of BAPEPAM-LK Rule No. IX.H.1 (the "**Mandatory Tender Offer**"); and

- the PPLS Shares owned by First Durango, Ashmore Funds and Mr. Sariaatmadja are excluded from the Mandatory Tender Offer in accordance with Item 2 of BAPEPAM-LK Rule No. IX.H.1.

It should be noted that notwithstanding the abovementioned requirement under Item 2 of BAPEPAM-LK Rule No. IX.H.1, each of First Durango and Mr. Sariaatmadja has undertaken to SIMP that it/he will not accept the Tender Offer in respect of any PPLS Shares held by it/him as at the date of the Tender Offer.

(c) Information on the PPLS Group

(i) Overview of business operation and development

The PPLS Group (including its predecessor companies) commenced its operation in the early 1900s as a trading and plantation management services firm. As a result of its efforts over the years, the PPLS Group has developed into one of the most productive plantation companies in Indonesia with a total production of crude palm oil of about 340,015 metric tonnes in 2006 and established a strong presence in Indonesia with 19 factories/facilities and a total land bank (excluding the surrounding smallholders' plantations which are developed and operated under the supervision of the PPLS Group (the "**Non-owned Plantations**")) of about 166,416 hectares as at 30 April 2007 under its ownership or control across Indonesia, of which about 86,379 hectares are planted area located in North and South Sumatera, East Kalimantan, North and South Sulawesi and East and West Java of Indonesia. Save for the above, as at 30 April 2007, the Non-owned Plantations amounted to about 36,253 hectares, of which the majority are oil palm plantations.

According to the PPLS's Annual Report, the major product of the PPLS Group is palm oil which accounted for about 69.6% and 73.3% of its total revenue for each of the two financial years ended 31 December 2006 respectively.

The following table sets out the total oil palm planted area of the PPLS Group as at 31 December 2004, 2005 and 2006 and 30 April 2007 respectively:

Table 1

	As at 31 December			As at 30 April
	2004	**2005**	**2006**	**2007**
Total planted area *(hectares)*	65,237	81,644	85,463	86,379
Total oil palm planted plantation				
– area *(hectares)*	41,528	59,253	63,203	64,168
– growth rate	N/A	42.7% *(Note)*	6.7%	1.5%
% of the total oil palm planted to the total planted area	63.7%	72.5%	74.0%	74.3%

Sources: The annual reports of PPLS for each of the three financial years ended 31 December 2006 and the audited financial statements of PPLS for the four months ended 30 April 2007 as set out in Appendix II to the Circular.

Note: According to the PPLS's annual report for the financial year ended 31 December 2005, the significant increase was primarily attributable to the acquisition of about 11,433 hectares of matured oil palm areas from PT Pan London Sumatra Plantation and its subsidiaries.

As illustrated in Table 1 above, the PPLS Group operated a total oil palm planted area (excluding the Non-owned Plantations) of about 64,168 hectares as at 30 April 2007, of which about 50,258 hectares and 13,910 hectares were mature and immature oil palm plantations respectively.

According to the advice of the management of the Indo Agri Group, the PPLS Group operates 10 palm oil mills located in North and South Sumatera of Indonesia with an annual processing capacity of about 1.5 million tonnes of fresh fruit bunches per annum. We were also advised that the PPLS Group also operates another nine factories for processing of other crops and three research facilities in Indonesia for the development and advancement of oil palm, rubber and cocoa growing, which produces in excess of 15 million oil palm seeds annually with

quality and high yielding potential. Particularly, the Bah Lias Research Station in North Sumatera encompasses specialised laboratories for the analysis of soil, plant tissue, oil palm and latex; a tissue culture laboratory, a pathology laboratory and insectary; whereas the other two research facilities in South Sumatera and East Kalimantan support the large-scale development projects undertaken by the PPLS Group on its oil palm and rubber estates in those regions. With the additional expertise from the PPLS Group's research facilities, the Group believes that the Proposed Transaction will be able to enhance its research and development capabilities.

As stated in the "Letter from the Board" of the Circular, the PPLS Group has high fresh fruit bunch yields, and crude palm oil and palm kernel extraction rates. We were advised that for its matured estates, the PPLS Group's fresh fruit bunch yield and crude palm oil and palm kernel extraction rates are generally higher than those of other Indonesia listed plantation companies for 2006, which was mainly attributable to its usage of high quality seeds.

It is noted that with the Proposed Transaction, the total land bank of the Indo Agri Group would be increased by about 74.3% to about 390,499 hectares, of which about 168,122 hectares were planted area (for oil palm, rubber and other crops) with the remaining 222,377 hectares being unplanted. More significantly, the total combined oil palm planted area will be increased by about 83.6% to about 140,896 hectares, and together with the Indo Agri Group's crude palm oil production of about 300,000 metric tonnes in 2006, the combined crude palm oil production would be increased to about 640,015 metric tonnes, which is slightly above the Indo Agri Group's internal crude palm oil requirement of about 600,000 metric tonnes in 2006. As advised by the management of the Indo Agri Group, it is expected that the Indo Agri Group will become the second and third largest listed plantation corporation in Indonesia in terms of total planted area and mature palm oil area respectively following completion of the Proposed Transaction.

Given the above, we concur with the Directors' view that the Proposed Transaction will help expedite the implementation of the expansion strategy of the Indo Agri Group, and hence, further enhance its productivity, which in turn would facilitate achievement of self-sufficiency for its internal crude palm oil requirements. This is in line with the Group's stated business strategy as discussed in sub-sections (a) and (b)(i) above.

(ii) Historical financial performance

Set out in Table 2 below is the summary of the audited financial results of the PPLS Group for each of the three financial years ended 31 December 2006 and the four months ended 30 April 2007 prepared under International Financial Reporting Standards ("**IFRS**") as extracted from Appendix II to the Circular:

Table 2

	For the financial year ended 31 December			For the four months ended 30 April
	2004	2005	2006	2007
	(Rp million)	*(Rp million)*	*(Rp million)*	*(Rp million)*
Sales	1,654,294	1,832,860	2,148,413	728,263
Gross profit	557,978	561,341	580,437	225,924
Profit before income tax	1,247,896	200,781	668,252	251,934
Net profit	788,377	242,875	474,800	173,484
Net asset value	2,596,503	2,839,378	3,232,036	3,405,520

It should be noted that the PPLS Group's audited financial results for each of the three financial years ended 31 December 2006 prepared under IFRS set out in Appendix II to the Circular vary in certain significant respects from those prepared under the accounting principles generally accepted in Indonesia (the "**Indonesian GAAP**") set out in the respective annual reports of PPLS for the relevant years. This is a result of certain adjustments required to convert the Indonesian GAAP audited financial results to IFRS audited financial results, including the consolidated shareholders' equity and net profit. It is noted that the said adjustments have arisen from, among other things, the adjustments for the fair value of biological assets, the recognition of liabilities arising from debt restructuring and the reclassification of land as an operating lease in accordance with IFRS, details of which are set out in Note 34 to the financial statements of PPLS contained in Appendix II to the Circular.

As illustrated in Table 2 above, the sales of the PPLS Group increased at an annual compound growth rate of about 14.0% for the three financial years since 2004. We were advised that the continuous growth in the PPLS Group's sales in recent years was mainly attributable

to (i) the enhanced productivity of its plantation estates; (ii) the upward price trend of crude palm oil and rubber; (iii) the increasing global demand for palm oil and natural rubber; (iv) the continuous growth in the Indonesian economy; and (v) the desire for renewable energy. These are also expected to continue to be the main contributors to the future growth in the PPLS Group's business. It is stated in the "Letter from the Board" of the Circular that for the financial year ended 31 December 2006, the revenue derived from the sale of crude palm oil and rubber accounted for about 69.6% and 22.3% of the total revenue of the PPLS Group respectively; while the remaining balance was contributed by the sale of its other products and oil palm seeds business (about 3.7% and 4.4% respectively).

Given the above, and notwithstanding the increasing costs related to fuel and fertilisers and the rise in general inflation in Indonesia, the gross profit of the PPLS Group remained relatively constant for the three financial years ended 31 December 2006. The PPLS Group has been able to remain profitable in recent years, with a reported net profit of about Rp474.8 billion and Rp173.5 billion for the financial year ended 31 December 2006 and the four months ended 30 April 2007, respectively. It is noted that the relatively higher net profit for the financial year ended 31 December 2004 was mainly due to the gain on the debt restructuring exercise effected in the same year; while the relatively lower net profit for the financial year ended 31 December 2005 was mainly due to the net loss on change in fair value of biological assets for 2005. It is also noted that the increase of about 95.5% in the net profit for the financial year ended 31 December 2006 as compared to that of the previous years was mainly due to the net gain on change in fair value of biological assets recorded in 2006, which offset the increase in income tax expenses incurred for the same year as a result of full utilisation of tax benefits in 2005.

As stated in the PPLS's Annual Report, the PPLS Group faced a severe liquidity crunch following the Asian financial crisis in 1997, with barely adequate funds to support its then operations and defaulted on most of its debts. Notwithstanding this, with the implementation of the aforesaid debt restructuring exercise, the PPLS Group has been able to remain in a net asset position in recent years, with the net asset value of about Rp3,405.5 billion as at 30 April 2007. It is noted that the continuous increase in the net asset value throughout the period under review was mainly due to the increase in the fair value of the biological assets and the profit for the respective years.

(iii) Price performance of the PPLS Shares

Chart 1 below illustrates the daily closing prices of the PPLS Shares for the period from 1 January 2004 up to and including the Latest Practicable Date (the "**Review Period**"):

Chart 1


Closing price per PPLS Share (Rp)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Implied Purchase Price of Rp6,500 per PPLS Share[1]
Rp1,050 as at 31 December 2003 (Growth rate: 347.0%[2])
Rp1,425 as at 31 December 2004 (Growth rate: 35.7%[2])
Rp2,950 as at 31 December 2005 (Growth rate: 107.0%[2])
Rp6,600 as at 31 December 2006 (Growth rate: 123.7%[2])
Rp6,400 as at the Last Trading Day (Decline rate: 3.0%[3])
Rp6,600 as at 28 May 2007 (Growth rate: 3.1%[4])
Rp6,600 as at the Latest Practicable Date (Growth rate: 3.1%[5])
1-Jan-04
1-Jul-04
1-Jan-05
1-Jul-05
1-Jan-06
1-Jul-06
1-Jan-07
1-Jul-07

Source: Bloomberg

Notes:

1. Details of our analysis on the Implied Purchase Price (as defined in section (2)(a)(i) below) are set out in sections (2)(a) and (b) below.

2. This represents the increase in the closing prices of PPLS Shares between this year end date and the preceding year end date.

3. This represents the decrease in the closing prices of PPLS Shares between the Last Trading Day and 31 December 2006.

4. This represents the increase in the closing prices of PPLS Shares between 28 May 2007 (being the date of PPLS's announcement in relation to the Proposed Transaction) and the Last Trading Day.

5. The growth of about 3.1% represents the increase in the closing prices of PPLS Shares between the Latest Practicable Date and the Last Trading Day (as defined in section (2)(a)(i) below); while the closing price of PPLS shares as at the Latest Practicable Date is the same as those as of 28 May 2007.

As illustrated in Chart 1 above, the PPLS Share price was in general on an upward trend during the Review Period within a wide range of Rp875 to Rp6,800 (which refer to the daily closing prices of the PPLS Shares). Given the business development and financial performance of the PPLS Group during the Review Period as discussed in sub-sections (i) and (ii) above, we believe that the upward trend in the price of the PPLS Shares may be reflective of investors' confidence towards the

overall business and future prospects of the PPLS Group. More significantly, the price of the PPLS shares grew from Rp1,050 as at 1 January 2004 to Rp6,600 as at the Latest Practicable Date, representing an annual compound growth rate of about 64.3%.

It should be noted that a slight increase of about 3.1% was noted in the price of the PPLS Shares subsequent to the publication of PPLS's announcement dated 28 May 2007 regarding the Proposed Transaction, which, in our opinion, could likely reflect the market speculation and expectation relating to the introduction of a new controlling shareholder to PPLS and the possible making of the Tender Offer as a result of the Proposed Acquisition. Thereafter, the PPLS Shares have been traded at or above the Implied Purchase Price in general (details of our analysis on the Implied Purchase Price are set out in sections (2)(a) and (b) below).

(iv) Overview of PPLS's core market of crude palm oil

- *Demand of crude palm oil*

Set out in Table 3 below are the major consumers of crude palm oil by country in terms of the consumption volume and their respective consumption volume for each of the five reporting years ended 30 September 2007:

Table 3

	For the reporting year ended 30 September									
	2003		2004		2005		2006		2007 (estimated)	
	thousand metric tonnes	*% (Note)*	*thousand metric tonnes*	*% (Note)*	*thousand metric tonnes*	*% (Note)*	*thousand metric tonnes*	*% (Note)*	*thousand metric tonnes*	*% (Note)*
China	3,525	12.7	3,710	12.5	4,363	13.3	4,975	14.1	5,300	14.3
Indonesia	3,606	13.0	3,779	12.8	4,015	12.2	4,290	12.2	4,540	12.3
European Union	2,905	10.5	3,306	11.2	3,857	11.7	3,980	11.3	4,195	11.3
India	4,215	15.2	3,598	12.2	3,610	11.0	3,046	8.6	3,769	10.2
Malaysia	2,074	7.5	2,234	7.6	2,689	8.2	3,275	9.3	3,350	9.0
Pakistan	1,326	4.8	1,245	4.2	1,490	4.5	1,695	4.8	1,797	4.8
United States	171	0.6	234	0.8	322	1.0	567	1.6	636	1.7

Source: Trade Report of Oilseeds: World Market and Trade prepared by the United States Department of Agriculture

Note: These represent the proportion of the total global consumption volume.

As illustrated in Table 3 above, China has been the largest consumer in the world in recent years, with its consumption volume growing at an average rate of about 12.2% per annum during the four reporting years ended 30 September 2006 and is expected to continue to increase by about 6.5% to about 5.3 million metric tonnes in the current reporting year. It is noted that India and Malaysia are expected to have the highest and lowest growth rates of palm oil consumption of about 23.7% and 2.3% respectively in 2007; while the growth of demand of Indonesia, European Union and Pakistan respectively are estimated to be at about the same rates which averaged about 5.7%. It is also noted that notwithstanding the relatively lower demand of United States, it achieved the highest average growth rates throughout the period under review, which averaged about 38.9% per annum, and its consumption volume is expected to further increase by about 12.2% in the current reporting year.

Based on our review of the crude palm oil market, we noted that the continuous growth in global demand for crude palm oil principally resulting from (i) the relatively higher prices of soybean oil, which is an alternative product of palm oil; (ii) the popularity of palm oil based edible vegetable oils; (iii) the strong demand for processed foods (especially instant noodles); (iv) the increase in the demand for crude palm oil as a renewable energy source; (v) the increasing demand for biodiesel prompted by the world trend to reduce dependence on crude oil and carbon dioxide emission (given palm oil used as second-generation biofuel may reduce carbon dioxide emissions by more than 80% according to The Malaysian Palm Oil Council); and (vi) the continuing economic and demographic growth in key markets. It is also noted that these are also the key factors contributing to the recent growth in the price of crude palm oil, analysis of which are set out below.

Furthermore, according to statistics released by the International Monetary Fund in April 2007, the gross domestic product of Indonesia continued to gradually improve during the period between 2002 and 2006, with annual growth rates ranging from about 4.5% to 5.7%. As the crude palm oil market is highly correlated to the national economic development, the continuing growth in Indonesia's gross domestic product and relatively stable economic condition will help enhance the future development of the Indonesia crude palm oil market, which in turn is also beneficial to the future business development of the PPLS Group.

- *Supply of crude palm oil*

We noted that Indonesia and Malaysia have been the two dominant crude palm oil production countries in terms of production volume in the world in recent years, and their respective production volume of crude palm oil for each of the five reporting years ended 30 September 2007 are as follows:

Table 4

	For the reporting year ended 30 September									
	2003		2004		2005		2006		2007 (estimated)	
	thousand metric tonnes	% *(Note)*	*thousand metric tonnes*	% *(Note)*	*thousand metric tonnes*	% *(Note)*	*thousand metric tonnes*	% *(Note)*	*thousand metric tonnes*	% *(Note)*
Indonesia	10,300	37.2	11,500	38.9	14,000	41.3	15,400	42.8	15,900	43.7
Malaysia	13,180	47.6	13,420	45.4	15,194	44.9	15,485	43.1	15,350	42.2

Source: Trade Report of Oilseeds: World Market and Trade prepared by the United States Department of Agriculture

Note: These represent the proportion of the total global production volume.

As illustrated in Table 4 above, Indonesia was the second largest crude palm oil producer in the world in 2006, with a total production of about 15.4 million metric tonnes which was slightly behind Malaysia's total production of about 15.5 million metric tonnes for the same year. It is also noted that the production volume of Indonesia showed a relatively stronger average growth rate of about 14.3% per annum during the four reporting years ended 30 September 2006, against the average growth rate of Malaysia of only about 5.5%. It is estimated that Indonesia will overtake Malaysia as the largest palm oil producer in the world in 2007, with an expected total production volume of about 15.9 million metric tonnes (representing an expected increase of about 3.2% as compared to that of 2006). According to the estimation of the Indonesian Palm Oil Producers Association in respect of the prospect of the palm oil market in Indonesia, the palm oil output is expected to increase by about 8% to 9% per annum until 2009.

- *Price of crude palm oil*

The following chart illustrates the daily closing price trend of crude palm oil during the last five years preceding the Latest Practicable Date (the "**Five-year Period**"):

Chart 2


US$827.5 as at
the Latest
Practicable Date
Daily closing price of palm oil
(US$/metric tonne)
1,000
900
800
700
600
500
400
300
200
100
0
13-Sept-02
13-Sept-03
13-Sept-04
13-Sept-05
13-Sept-06

Source: Bloomberg

As illustrated in Chart 2 above, we noted that the price of crude palm oil has been generally on an upward trend during the Five-year Period, increasing by some 112.1% from US$390 per metric tonne as at 13 September 2002 to US$827.5 per metric tonne as at the Latest Practicable Date. In particular, the price of crude palm oil reached the highest of US$867.5 per metric tonne on 5 June 2007. We have discussed with the management of the Group regarding the recent variations in the price of crude palm oil during the period from 2 January 2007 to the Latest Practicable Date, which fluctuated within a wide range of US$585 per metric tonne to US$867.5 per metric tonne. We were advised that the continued upward trend since January 2007 was mainly due to (i) the deficit in global supply for vegetable oils; and (ii) the projected reduction in the stock levels of vegetable oils during the reporting year up to 30 September 2007, according to the independent reports of the crude palm oil market.

We have been advised by the management of the Group that prior to the Five-year Period, the price of crude palm oil was generally on a downward trend, which had declined from about US$700 per metric tonne in the fourth quarter of 1998 to US$227.5 per metric tonne in May 2001 (being the lowest closing price during the last ten years prior to the

Latest Practicable Date). We were also advised that such downward trend was mainly due to the emergence of supply surplus in the crude palm oil market in 1999 as a result of the significant increase in the global production of vegetable oils, according to an independent report on the vegetable oils market. Nevertheless, given, among other things, (i) the slowing growth in the global production of crude palm oil; (ii) the increasing global demand for crude palm oil; and (iii) that the global demand for and supply of vegetable oils were then in balance, the price of crude palm oil resumed its upward trend after May 2001.

As discussed above, both the global demand for and supply of crude palm oil have been continuously increasing since 2003. According to the independent forecasts of the global crude palm oil market, the global demand is expected to outstrip the global supply in both 2007 and 2008. We were advised that it is the belief of the Directors that the Proposed Transaction can enable the Group to tap into the expected increasing growth in global demand for crude palm oil, which in turn would further reinforce its market position, after taking into account the PPLS Group's oil palm plantations, productivity and capabilities in research and development as discussed in sub-section (c)(i) above.

Based on our discussion with the management of the Group regarding the prospect of the crude palm oil market, it is our understanding that the changes in future global demand for and supply of crude palm oil will continue to be driven by, among other things, the global demand for and supply of all industrial and agricultural commodities (including biodiesel), the macroeconomic development of the key consumption countries (particularly China and India) and the limited availability of increased acreage for arable crops. Likewise, the changes in the price of crude palm oil are also expected to be driven by the aforesaid factors.

It should be noted that given the existing revenue model of the PPLS Group with the major contribution from the sale of crude palm oil, the PPLS Group is exposed to the development and volatility of crude palm oil price, which will continue to be a determining factor of the PPLS Group's profitability. Given that (i) the capabilities of both the Indo Agri Group and the PPLS Group plantations will enable the combined group to expand its oil palm acreage and productivity further to enhance market competitiveness; and (ii) the combined group would have a choice over the allocation of crude palm oil to be produced by it for internal requirement and external sale, the Indo Agri Group may be able to adjust the allocation mix of resources, to a certain extent, to offset the impact of the fluctuations in the price of crude palm oil. As stated in the "Letter from the Board" of the Circular, the Directors believe

that after taking into account the aforesaid pricing issue (implicit in such a business), the Proposed Acquisition which would enable the Group to secure control of the third largest listed crude palm oil supply base in Indonesia is an extremely attractive one.

(v) *Development plan for the PPLS Group's business*

Based on our discussion with the management of the Group regarding the development plan for the PPLS Group's business, it is our understanding that subject to review, Indo Agri currently has no intention to inject assets into and make any major changes to the current business activities and operation of the PPLS Group upon completion of the Proposed Acquisition or the Tender Offer, other than in the ordinary course of business. We were also advised that it is the current intention of Indo Agri to maintain the listing of the PPLS Shares on the Jakarta and Surabaya stock exchanges.

(d) Conclusion

As the Proposed Transaction will enhance the competitive advantages and business expansion of the Indo Agri Group and conforms to the stated business objectives and the adopted expansion strategy of the Indo Agri Group, we concur with the Directors' view that the Proposed Transaction will strengthen the Indo Agri Group's integrated plantation business model, which in turn would further reinforce the market position of Indo Agri.

Given the foregoing and the PPLS Group's track record and principal activities which are in line with the Indo Agri Group's core business as discussed in sub-section (a) above, we are of the view that the Proposed Transaction is in the interests of both the Company and the Shareholders as a whole.

Our opinion expressed above is based upon economic, market, industry, regulations and other conditions as they existed and could be evaluated on, and on the information made available to us as of the date of this letter. The Independent Board Committee and the Shareholders should also consider all information contained in the Circular including the risk factors, which could impact the operation and financial position of the Group, and the Directors' view relating thereto set out in the "Letter from the Board" thereof.

2. The consideration of the Proposed Transaction

Pursuant to the Agreement, the aggregate consideration for the Proposed Acquisition amounts to about Rp5.7 trillion (equivalent to about US$601.4 million or HK$4.7 billion). It is noted that the SIMP Acquisitions will be satisfied by the Cash Consideration of about Rp5.0 trillion (equivalent to about US$526.5 million or HK$4.1 billion); while the Indo Agri Acquisition will be satisfied by the issue of the Indo Agri Consideration Shares with the total purchase price of about Rp0.7 trillion (equivalent to about US$73.7 million or HK$574.7 million).

Given the above, and after taking into account the maximum amount payable under the Tender Offer of about Rp3.4 trillion (equivalent to about US$352.7 million or HK$2.8 billion), the aggregate consideration for the Proposed Transaction (assuming full acceptance of the Tender Offer) would be about Rp9.1 trillion (equivalent to about US$954.1 million or HK$7.4 billion).

Based on our discussion with the management of the Group regarding the financing arrangement, it is our understanding that it is the current intention of the Group to finance the SIMP Acquisitions and the Tender Offer by its internal resources and external borrowings. We were advised that for the purpose of financing the SIMP Acquisitions and the Tender Offer, SIMP has entered into various facility agreements with certain banks for the grant to it of short-term loans in a total amount of about Rp5.7 trillion (equivalent to about US$600.0 million or HK$4.7 billion) (the "**Loan Facilities**"). We were also advised that SIMP has accepted a short-term loan of Rp1.45 trillion (equivalent to about US$152.6 million or HK$1.2 billion) from Indofood to finance part of the consideration of the Tender Offer. The actual utilisation of the Loan Facilities and the aforesaid loan from Indofood would depend on the level of acceptance tendered pursuant to the Tender Offer.

(a) SIMP Acquisitions

(i) Basis of determination

We noted that the Cash Consideration was arrived at after arm's length negotiations between the relevant parties involved on a willing buyer and willing seller basis, after taking into account, inter alia, the market price of the PPLS Shares, the enterprise value per planted hectarage and the businesses of the PPLS Group. The Cash Consideration represents an implied purchase price of about Rp6,500 (equivalent to about US$0.68 or HK$5.34) per PPLS Share (the "**Implied Purchase Price**") based on the 500,095,000 PPLS Shares to be acquired pursuant to the SIMP Acquisitions and the 269,343,500 new PPLS Shares to be issued upon full conversion of the Notes.

The Implied Purchase Price represents:

- a premium of about 1.56% over the closing price of Rp6,400 per PPLS Share as quoted on the Jakarta and Surabaya stock exchanges as at 23 May 2007 (the "**Last Trading Day**"), being the last full trading day immediately prior to the suspension of trading in the PPLS Shares on the Jakarta and Surabaya stock exchanges pending the release of the announcement of PPLS dated 28 May 2007 in relation to the Proposed Transaction;

- a premium of about 4.50% over the average closing price of Rp6,220 per PPLS Share for the 10 consecutive trading days up to and including the Last Trading Day;

- a premium of about 1.46% over the average closing price of about Rp6,407 per PPLS Share for the 30 consecutive trading days up to and including the Last Trading Day;

- a discount of about 1.52% to the closing price of Rp6,600 per PPLS Share as quoted on the Jakarta and Surabaya stock exchanges as at the Latest Practicable Date;

- a discount of about 0.54% to the average closing price of Rp6,535 per PPLS Share for the 10 consecutive trading days up to and including the Latest Practicable Date;

- a premium of about 0.59% over the average closing price of about Rp6,461.67 per PPLS Share for the 30 consecutive trading days up to and including the Latest Practicable Date;

- a premium of about 120.26% over the audited consolidated net asset value per PPLS Share of about Rp2,951.01 as at 31 December 2006 based on the audited consolidated net asset value of PPLS of about Rp3,232,036 million (prepared in accordance with IFRS) and 1,095,229,000 PPLS Shares in issue as at 31 December 2006 set out in the audited financial information of PPLS contained in Appendix II to the Circular; and

- a premium of about 109.04% over the audited consolidated net asset value per PPLS Share of about Rp3,109.41 as at 30 April 2007 based on the audited consolidated net asset value of PPLS of about Rp3,405,520 million (prepared in accordance with IFRS) and 1,095,229,000 PPLS Shares in issue as at 30 April 2007 set out in the audited financial information of PPLS contained in Appendix II to the Circular.

Having considered the reasons for and benefits of the Proposed Transaction discussed in section (1) above, and the fact that the Indo Agri Group will have a controlling stake in PPLS as a result of the Proposed Acquisition, we consider the aforementioned implied premium represented by the Implied Purchase Price to be acceptable in this regard.

(ii) Comparable analysis

In order to assess the fairness and reasonableness of the Cash Consideration, we have considered other Indonesian listed companies with principal activities similar to those of the PPLS Group and with their respective plantations solely located in Indonesia (the "**Comparable Companies**"). We have reviewed the respective enterprise value ("**EV**") per planted hectarage ("**EV/Planted Hectarage**") ratios of the Comparable Companies and made a comparison on this basis with the Cash Consideration in our analysis as the Directors consider it as one of the bases in the determination of the Cash Consideration.

As a supplemental reference, we have also considered the respective price to earnings ("**P/E**") ratios, the price to net asset value ("**P/NAV**") ratios and the EV to earnings before interest, taxation, depreciation and amortisation ("**EV/EBITDA**") ratios of the Comparable Companies, given the track record and the net asset position of the PPLS Group as discussed in section (1)(c)(ii) above.

It should be noted that given (i) the differences between the accounting treatments between the Indonesian GAAP and IFRS; (ii) the financial statement effects of adopting IFRS as discussed in section (1)(c)(ii) above; and (iii) that the respective financial statements of the Comparable Companies were in fact prepared in accordance with the Indonesian GAAP, we do not consider it appropriate to compute the implied valuation multiples represented by the Cash Consideration (based on the Implied Purchase Price) or the maximum value of the Tender Offer (based on the Offer Price as defined in sub-section (c) below) based on the PPLS Group's audited financial results recorded under IFRS set out in Appendix II to the Circular, as such results may not be comparable to those of the Comparable Companies respectively and reflective of the actual findings of our analysis. As such, the implied valuation multiples represented by the Cash Consideration (based on the Implied Purchase Price) or the maximum value of the Tender Offer (based on the Offer Price) set out in Table 5 below have been computed based on the financial information contained in the PPLS's Annual Report and the latest unaudited interim financial statements of PPLS.

Table 5

Comparable Companies	Current Market Cap (Note 1) (Rp billion)	EV/Planted Hectarage (Note 2) (Rp million)	P/E (Note 3) (times)	P/NAV (Note 4) (times)	EV/EBITDA (Note 5) (times)
PT Astra Agro Lestari Tbk	22,755.07	122.43	28.90	7.54	17.12
PT Bakrie Sumatera Plantations Tbk	3,519.81	131.87	20.36	5.32	15.11
PT Sinar Mas Agro Resources and Technology Tbk	11,057.94	114.76	17.61	3.63	14.76
PT Tunas Baru Lampung Tbk	2,448.77	75.16	46.29	2.74	13.96
Mean		**111.06**	**28.29**	**4.81**	**15.23**
Maximum		**131.87**	**46.29**	**7.54**	**17.12**
Minimum		**75.16**	**17.61**	**2.74**	**13.96**
PPLS (*Note 6*)	**7,009.47**				
- based on the Implied Purchase Price		**107.52**	**29.27**	**5.86**	**15.61**
- based on the Offer Price		**113.78**	**31.05**	**6.22**	**16.52**

Sources: Bloomberg and the latest published annual reports and unaudited quarterly or interim financial statements and the websites of PPLS and the Comparable Companies respectively

Notes:

1. The market capitalisation (the "**Market Cap**") is calculated by multiplying the total number of issued shares outstanding with the share price as at the Last Trading Day.

2. EV/Planted Hectarage ratio is an illustrative indicator of the current market valuation of the business of a plantation company on a per planted hectarage basis.

   The EV/Planted Hectarage ratios of the Comparable Companies are calculated as their respective latest EV (defined as the sum of their respective current Market Cap and short-term and long-term debts less cash and cash equivalents) as quoted in Bloomberg divided by the latest published total planted area in hectarage as quoted in their respective websites.

3. The P/E ratios of the Comparable Companies are calculated as the Market Cap divided by their respective audited profit attributable to the equity holders for the latest financial year (i.e. 31 December 2006).

4. The P/NAV ratios of the Comparable Companies are calculated as the Market Cap divided by the unaudited net asset value based on their respective latest published unaudited quarterly or interim financial statements.

5. The EV/EBITDA ratios of the Comparable Companies are calculated as their respective latest EV divided by the EBITDA for the financial year ended 31 December 2006 based on their respective latest published annual report.

6. All the implied multiple valuations of PPLS are calculated based on the Cash Consideration (based on the Implied Purchase Price) or the maximum value of the Tender Offer (based on the Offer Price) (as the case may be) as the numerator, which has been adjusted to take into account the short-term and long-term debts and cash and cash equivalents in the computation of the implied EV/Planted Hectarage and EV/EBITDA ratios.

As illustrated in Table 5 above, the implied EV/Planted Hectarage ratio represented by the Cash Consideration (based on the Implied Purchase Price) is lower than the respective mean of those of the Comparable Companies; while the implied P/E, P/NAV and EV/EBITDA ratios are above the respective mean of those of the Comparable Companies. Notwithstanding this, all the said implied valuation multiples are within the respective range of present rating of the Comparable Companies.

For details of the Offer Price and the relevant comparable analysis on the implied valuation multiples represented by the maximum value of the Tender Offer (based on the Offer Price), please refer to sub-section (c) below.

(iii) Overview

Given the foregoing and the principal activities of the PPLS Group and the business objective of Indo Agri discussed in sections (1)(a) and (b)(i) above, we are of the view that the Cash Consideration and its basis of determination are fair and reasonable so far as the Shareholders are concerned.

(b) Indo Agri Acquisition

(i) Basis of determination

It is noted that the consideration for the Indo Agri Acquisition of about Rp0.7 trillion (equivalent to about US$73.7 million and HK$574.7 million) was determined based on the Implied Purchase Price and the 109,521,000 PPLS Shares to be acquired thereunder. Given the analysis set out in sub-section (a) above, we are of the view that the aforesaid consideration and its basis of determination are fair and reasonable so far as the Shareholders are concerned.

As discussed above, the abovementioned consideration will be satisfied entirely by the allotment and issue of the Indo Agri Consideration Shares which represents about 7.3% of Indo Agri's existing issued share capital and about 6.8% of Indo Agri's issued share capital as enlarged by the issue of the Indo Agri Consideration Shares. We were advised that the aforesaid payment method is considered to be favourable to the Group at this juncture of its development given that it enables the Group to implement the Indo Agri Acquisition without a large outlay of cash, but involves the issue of a substantial number of new Indo Agri Shares with consequent dilution to the Company, details of which are set out in sub-section (ii) below.

As stated in the "Letter from the Board" of the Circular, the Indo Agri Consideration Shares, when allotted and issued, shall rank pari passu in all respects with the existing ordinary shares of Indo Agri in issue and will be issued at S$1.2758 (equivalent to about US$0.83 or HK$6.46) per Indo Agri Consideration Share (the "**Indo Agri Consideration Shares Price**"). It is also stated that the Indo Agri Consideration Shares Price is equal to the volume weighted average price of the shares of Indo Agri on the Last Trading Day.

The Indo Agri Consideration Shares Price represents:

- a premium of about 0.46% over the closing price of S$1.27 per ordinary share of Indo Agri (the "**Indo Agri Share**") as quoted on the SGX-ST on the Last Trading Day;
- a premium of about 2.89% over the average closing price of S$1.24 per Indo Agri Share for the 10 consecutive trading days up to and including the Last Trading Day;
- a premium of about 3.33% over the average closing price of about S$1.235 per Indo Agri Share for the 30 consecutive trading days up to and including the Last Trading Day;

- a premium of about 22.67% over the closing price of S$1.04 per Indo Agri Share as quoted on the SGX-ST as at the Latest Practicable Date;

- a premium of about 21.74% over the average closing price of S$1.048 per Indo Agri Share for the 10 consecutive trading days up to and including the Latest Practicable Date;

- a premium of about 31.91% over the average closing price of about S$0.967 per Indo Agri Share for the 30 consecutive trading days up to and including the Latest Practicable Date;

- a premium of about 25.74% over the unaudited consolidated net asset value per Indo Agri Share of about Rp3,944.06 (equivalent to about S$0.64) as at 31 March 2007 based on the unaudited consolidated net asset value of Indo Agri of about Rp5,323,296 million and 1,349,700,000 Indo Agri Shares in issue as at 31 March 2007 set out in the quarterly financial statements of Indo Agri for the three months ended 31 March 2007; and

- a premium of about 21.52% over the unaudited consolidated net asset value per Indo Agri Share of about Rp4,080.58 (equivalent to about S$0.66) as at 30 June 2007 based on the unaudited consolidated net asset value of Indo Agri of about Rp5,507,563 million and 1,349,700,000 Indo Agri Shares in issue as at 30 June 2007 set out in the interim financial statements of Indo Agri for the six months ended 30 June 2007.

As illustrated in the above analysis, the Indo Agri Consideration Shares Price generally represents a premium over the then prevailing prices of the Indo Agri Shares or unaudited consolidated net asset value per Indo Agri Share. In this regard, we consider that the Indo Agri Consideration Shares Price is fair and reasonable so far as the Shareholders are concerned.

(ii) Potential dilution to effective interest of the Company in Indo Agri and SIMP

As advised by the Company, its effective interests in Indo Agri and SIMP were about 31.9% and 33.0% respectively as at the Latest Practicable Date. The Group also confirmed that Indo Agri does not have any warrants, options, derivatives, convertible securities or other securities in issue which confer any right to subscribe for Indo Agri Shares as at the Latest Practicable Date.

Assuming that there is no change in Indo Agri's shareholding structure from the Latest Practicable Date to the completion date of the Proposed Acquisition, upon the issue of the Indo Agri Consideration Shares, the effective interests of the Company in Indo Agri and SIMP will be diluted to about 29.8% and 31.1% respectively.

Having considered that (i) the reasons for and benefits of the Proposed Transaction discussed in section (1) above; and (ii) the consideration for the Indo Agri Acquisition and the Indo Agri Consideration Shares Price are fair and reasonable so far as the Shareholders are concerned, we consider the aforementioned potential dilution effect to be acceptable in this regard.

(c) The Tender Offer

As stated in the "Letter from the Board" of the Circular, the offer price for the Tender Offer is Rp6,900 (equivalent to about US$0.73 or HK$5.67) per PPLS Share (the "**Offer Price**"), which has been determined based on the rules of BAPEPAM-LK.

The Directors have confirmed to us that based on the advice of the Legal Counsel:

- save as BAPEPAM-LK Rule No. IX.H.1, there are no other regulations governing the determination of the offer price for the Tender Offer;

- the determination of the Offer Price is in full compliance with the provisions of BAPEPAM-LK Rule No. IX.H.1, particularly Item 8.(c) thereof requires the offer price for the Tender Offer to be made at the higher of (i) the highest price of the PPLS Shares as quoted on the Jakarta and Surabaya stock exchanges within the period of 90 days immediately preceding the date of the press release regarding the negotiation of the Proposed Acquisition among the contracting parties to the Agreement (this refers to Indofood's announcement in respect of the Proposed Transaction dated 25 May 2007) (the "**90-day Period**"); or (ii) the Implied Purchase Price;

- the Offer Price was determined based on the minimum limit with reference to the highest price of PPLS Shares of Rp6,900 as quoted on the Jakarta and Surabaya stock exchanges within the 90-day Period; and

- the Offer Price represents the lowest offer price allowed by BAPEPAM-LK.

We have reviewed the historical share prices of PPLS Shares for the 90-day Period and noted that the Offer Price represents the highest price during such period.

Furthermore, in considering the Offer Price, we have also taken into account the comparable analysis set out in sub-section (a)(ii) above. As illustrated in Table 5 above, all relevant implied EV/Planted Hectarage, P/E, P/NAV and EV/EBITDA ratios represented by the maximum value of the Tender Offer (based on the Offer Price and assuming full acceptance of the Tender Offer) are above the respective mean of those of the Comparable Companies. Nevertheless, all the said implied valuation multiples are within the respective range of present rating of the Comparable Companies.

Notwithstanding that the PPLS Shares traded below the Offer Price throughout the Review Period, given the above, we are of the view that the Offer Price is fair and reasonable so far as the Shareholders are concerned.

3. Possible financial impact of the Proposed Transaction on the Group

(a) Net asset value

It is noted that the unaudited pro forma financial information of the enlarged Group after the Proposed Transaction (the "**Enlarged Group**") contained in Appendix III to the Circular (the "**Pro Forma Financial Information**") shows no adverse impact on the Group's net asset value as a result of the Proposed Transaction. Assuming the Proposed Transaction has been completed on 31 December 2006, the net asset value of the Group will be increased by about 7.3% from about US$1,032.8 million to US$1,107.7 million.

Notwithstanding the above, it should be noted that according to the Pro Forma Financial Information, the Proposed Transaction is expected to give rise to a goodwill (representing the excess of the total consideration for the Proposed Transaction over the interest in the fair value of the net assets of the PPLS Group acquired) of about US$552.6 million (assuming full acceptance of the Tender Offer) (the "**Goodwill**"), which will be reduced to about US$342.8 million in case of no acceptance of the Tender Offer. The Directors advised that the Group will assess the Goodwill for impairment annually, and if the Goodwill is impaired, there will be a reduction in its carrying amount and an impairment loss on the Goodwill will be recognised accordingly. The Directors have also confirmed to us that in the absence of unforeseen circumstances, no impairment loss is expected to be recognised, given the PPLS Group's profitable track record and positive operating cash flows in recent years based on publicly available information.

(b) Working capital position and gearing ratio

Based on the Company's Annual Report and interim results announcement for the six months ended 30 June 2007, the Group had cash and cash equivalents of about US$327.7 million and US$480.8 million as at 31 December 2006 and 30 June 2007, respectively. Based on the Pro Forma Financial Information, and assuming full acceptance of the Tender Offer, the Group's cash and cash equivalents will be decreased to about US$77.0 million primarily due to the cash requirement for the SIMP Acquisitions and the Tender Offer; while the total current liabilities of the Group will be increased by about 77.6% to about US$1,508.2 million primarily due to the additional bank borrowings for the SIMP Acquisitions and the Tender Offer under the Loan Facilities (the "**Borrowings**").

According to the Pro Forma Financial Information, the Group's gearing ratio (defined as the ratio of net debt to total equity) will be increased from about 0.77 times as at 31 December 2006 to about 1.55 times, assuming the Proposed Transaction has been completed on 31 December 2006. We noted that the aforesaid pro forma gearing ratio is within the range of the Group's gearing ratios ranged from about 1.12 times to 2.46 times for the last five financial years ended 31 December 2006 set out in the Company's Annual Report.

We were advised that the Borrowings have to be refinanced within a 12-month period unless the repayment term is extended, and subject to further review, the Borrowings may be refinanced by long-term debt financing and/ or equity financing by the Indo Agri Group. If the Borrowings are, subject to the then prevailing market condition, to be solely refinanced by equity financing by Indo Agri, both the current liabilities position and gearing level of the Group would be improved, but any further issue of new Indo Agri Shares or other securities to raise funds will further dilute the Company's effective interests in Indo Agri and may, as in the case of a rights issue, require additional investments by the Group to maintain its shareholding.

It should be noted that as confirmed by the Directors, no information on the working capital projection of the PPLS Group was available to the Company as at the Latest Practicable Date, and hence, the Company is not in compliance with the provisions of Rule 14.66(2) and paragraph 30 of Appendix 1B of the Listing Rules in respect of the sufficiency of the working capital of the Enlarged Group. The Company has been granted a waiver from the Stock Exchange in relation thereto on the conditions that, among others, an announcement on such working capital review will be made by the Company within 42 days from the date of completion of the Proposed Acquisition.

It should also be noted that based on our discussion with the Group's management regarding the Loan Facilities, it is our understanding that substantial interest expenses will be incurred by the Indo Agri Group as a result of the Borrowings (assuming full acceptance of the Tender Offer). The actual amount of the aforesaid interest expenses is subject to (i) the actual utilisation of and the actual interest rate on the Loan Facilities; and (ii) the finalisation of the refinancing arrangement for the Borrowings and the implementation schedule relating thereto.

Based on the PPLS's annual reports for each of the two years ended 31 December 2006 and interim results announcement for the six months ended 30 June 2007, the adjusted net operating cash flow (adjusted by deducing the fixed assets expenditures) amounted to about Rp252.8 billion, Rp157.8 billion, Rp177.6 billion and Rp25.7 billion for the three years ended 31 December 2006 and the six months ended 30 June 2007, respectively. As advised by the Company, it is the belief of the Directors that given the aforesaid historical cash flow position of the PPLS Group in recent years and the estimated operating cash flow for each of the two financial years ending 31 December 2008 based on the independent research reports, the PPLS Group would have the ability to sustain a positive working capital position in the short term.

Furthermore, the Directors have confirmed to us that in the absence of unforeseen circumstances, the Proposed Transaction is not expected to have any material adverse impact on the Group's working capital position, given (i) the expected positive working capital position of the PPLS Group in the short term as discussed above; (ii) the projected net cash flow of Indofood and its subsidiaries (the "**Indofood Group**") based on its existing operation for the 18 months ending 31 December 2008 (after taking into account the estimated maximum financing costs as a result of the Proposed Transaction); and (iii) the present internal financial resources and the present bank facilities available to the Group.

(c) Earnings

Upon completion of the Proposed Acquisition or the Tender Offer, PPLS will become a subsidiary of the Company, and hence, the financial results of the PPLS Group will be consolidated into the accounts of the Group.

As discussed above, substantial interest expenses are expected to be incurred by the Indo Agri Group as a result of the Borrowings (assuming full acceptance of the Tender Offer). As advised by the Company, it is the belief of the Directors that given the positive track record of the PPLS Group in recent years as discussed in section (1)(c)(ii) above and the estimated net profit of the PPLS Group for each of the two financial years ending 31 December 2008 based on the independent research reports, the PPLS Group would have the ability to sustain a positive earnings position in the short term, after taking into account the estimated maximum financing costs as a result of the Proposed Transaction.

Furthermore, the Directors have confirmed to us that the adverse effect of the aforesaid interest expenses on the Group's earnings will not be expected to be material after taking into account (i) the expected positive earnings position of the PPLS Group in the short term as discussed above; (ii) the projected earnings of the Indofood Group based on its existing business activities for the 18 months ending 31 December 2008 (after taking into account the estimated maximum financing costs as a result of the Proposed Transaction); and (iii) the anticipated profit contribution from the PPLS Group to the Group based on publicly available information.

In light of the above and assuming no impairment loss on the Goodwill, the Directors are of the view that there will be no material adverse impact on the Group's earnings as a result of the Proposed Transaction.

(d) Conclusion

The Directors consider that the Indo Agri Group would be in a better position to finalise any refinancing proposals after completion of the Proposed Acquisition and the outcome of the Tender Offer is known. Furthermore, the Directors have confirmed to us that their primary consideration for the final choice of refinancing will be based on avoiding any material adverse impact on the Group's financial position.

The Independent Board Committee and the Shareholders should note that based on our analysis above, the Proposed Transaction may not have a favourable financial impact on the Group in the short term. Notwithstanding this, after taking into account (i) the profitable track record of the PPLS Group and the benefits of the Proposed Transaction discussed in section (1) above; and (ii) any potential new opportunities which the Proposed Transaction may bring to the Group, particularly those arising from the immediate availability of additional oil palm planted area and production facilities, it is the belief of the Directors that, on balance, the Proposed Transaction will have a favourable impact on future development of the Group and the potential financial impact of the Proposed Transaction on the Group as discussed above are acceptable.

We have reviewed the profit and cash flow projections of the Indofood Group for the 18 months ending 31 December 2008 (which have been prepared based on its existing business activities after taking into account the impact of the funding of the Proposed Transaction) and also discussed with the auditors of the Company relating thereto. We have also reviewed the average market estimates in respect of the profitability of the PPLS Group for each of the two financial years ending 31 December 2008 based on publicly available information and the Group's estimates of the possible impact of the financing costs as a result of the Proposed Transaction on the respective projected earnings and cash flow positions of the Indofood Group and the Indo Agri

Group for the financial year ending 31 December 2008 based on the aforesaid market estimates. Given the above and after taking into account the respective profitable track record of the Indofood Group and the PPLS Group, we consider that it is reasonable for the Directors to expect that there will be no material adverse impact on the Group's financial position as a result of the Proposed Transaction.

RECOMMENDATION

Having considered the principal factors and reasons discussed above and in particular the following (which should be read in conjunction with and interpreted in the full context of this letter):-

- that the Proposed Transaction will help expedite the implementation of the expansion strategy of the Indo Agri Group and strengthen the Indo Agri Group's integrated plantation business model, which is in line with the Group's stated business objective and expansion strategy as discussed in sections (1)(a) and (b) above;

- that the potential dilution effect of the Company's shareholding in Indo Agri discussed in section (2)(b)(ii) above is considered to be acceptable;

- that the terms of the Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole;

- that the Tender Offer is to be made on a mandatory basis in accordance with BAPEPAM-LK Rule No. IX.H.1 as a result of the Proposed Acquisition, which falls within the ambit of the public company rules issued by BAPEPAM-LK;

- that both the Tender Offer and the determination of the Offer Price are only governed by and in full compliance with the provisions of BAPEPAM-LK Rule No. IX.H.1, and the Offer Price which was determined based on the minimum limit represents the lowest offer price allowed by BAPEPAM-LK; and

- that the possible impact of the Proposed Transaction on the Group's financial position discussed in section (3) above is considered to be acceptable to the Directors, and their expectation that there will be no material adverse impact on the Group's financial position as a result of the Proposed Transaction,

we consider that the Agreement has been entered into within the ordinary and usual course of the Group's business based on normal commercial terms, and the terms of the Proposed Transaction are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we advise the Shareholders, and the Independent Board Committee to recommend the Shareholders to vote in favour of the ordinary resolutions to be proposed at the Special General Meeting to approve the Proposed Transaction.

Yours faithfully,
For and on behalf of
Quam Capital Limited
Richard D. Winter
Managing Director

A. FINANCIAL STATEMENTS FOR LAST THREE FINANCIAL YEARS

1. SUMMARY OF FINANCIAL RESULTS AND CONDITIONS OF THE FIRST PACIFIC GROUP

The following financial information has been extracted from the audited consolidated financial statements of the Group as published in the Company's annual reports for the years ended 31 December 2005 and 2006 and the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2007.

	Six months ended 30 June 2007 *US$ million* (Unaudited)	Years ended 31 December 2006 *US$ million* (Audited)	2005 *US$ million* (Audited)	2004 *US$ million* (Audited)
Turnover	1,405.9	2,474.8	1,986.1	2,054.6
Profit before taxation	449.0	293.3	165.4	181.3
Taxation	(55.7)	(71.6)	(26.6)	(31.9)
Profit for the period/year from continuing operations	393.9	221.7	138.8	149.4
Profit for the period/year from a discontinued operation	–	–	–	18.8
Profit for the period/year	393.3	221.7	138.8	168.2
Minority interest	(91.7)	(57.2)	(35.8)	(44.3)
Profit attributable to equity holders of the parent	301.6	164.5	103.0	123.9
Ordinary share dividends				
Interim – 2007: U.S. 0.26 cent (2006 and 2005: U.S. 0.13 cent, 2004: Nil) per share	8.2	4.1	4.1	–
Special – 2006: U.S. 0.12 cent (2005 and 2004: Nil) per share	N/A	3.9	–	–
Proposed final – 2006: U.S. 0.45 cent (2005: U.S. 0.26 cent, 2004: Nil) per share	N/A	14.4	8.2	–
Total	8.2	22.4	12.3	–
Earnings per share (U.S. cents)				
– Basic	9.41	5.15	3.23	3.89
– Diluted	9.20	5.06	3.17	N/A

N/A: Not applicable

Assets and liabilities of the Group

	As at 30 June	As at 31 December		
	2007	2006	2005	2004
	US$ million	*US$ million*	*US$ million*	*US$ million*
	(Unaudited)	(Audited)	(Audited)	(Audited)
Total assets	4,187.7	2,883.9	2,347.1	2,168.7
Less: Total liabilities	2,598.2	1,851.1	1,640.4	1,577.6
Minority interest	689.1	450.1	323.9	363.7
Net assets	900.4	582.7	382.8	227.4

Note: The financial statements of the Group have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs") (which also include the Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the Hong Kong Generally Accepted Accounting Principles ("HK GAAP"). Significant changes to HK GAAP had been implemented since 2005 as a consequence of a number of new and revised HKASs and HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on or after 1 January 2005.

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

Set out below are the audited consolidated financial statements of the Company for the years ended 31 December 2006 and 31 December 2005, together with the notes thereon extracted from the annual report of the Company for the year ended 31 December 2006.

Consolidated Profit and Loss Statement

For the year ended 31 December *US$ millions*	*Notes*	**2006**	**2005**
Turnover	4	2,474.8	1,986.1
Cost of sales		(1,836.5)	(1,511.7)
Gross Profit		638.3	474.4
Gain/(loss) on divestment, dilution and disposal, net		104.0	(6.3)
Distribution costs		(229.6)	(175.0)
Administrative expenses		(150.8)	(128.3)
Other operating expenses, net		(105.2)	(29.8)
Net borrowing costs	5	(106.4)	(107.3)
Share of profits less losses of associated companies		143.0	137.7
Profit Before Taxation	6	293.3	165.4
Taxation	7	(71.6)	(26.6)
Profit for the Year		221.7	138.8
Attributable to:			
Equity holders of the parent	8	164.5	103.0
Minority interest		57.2	35.8
		221.7	138.8
Ordinary Share Dividends	9		
Interim – U.S. 0.13 cent (2005: U.S. 0.13 cent) per share		4.1	4.1
Special – U.S. 0.12 cent (2005: Nil) per share		3.9	–
Proposed final – U.S. 0.45 cent (2005: U.S. 0.26 cent) per share		14.4	8.2
Total		22.4	12.3
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	10		
Basic		5.15	3.23
Diluted		5.06	3.17

The accompanying notes form an integral part of the Financial Statements.

Consolidated Balance Sheet

At 31 December *US$ millions*	*Notes*	**2006**	**2005**
Non-current Assets			
Property and equipment	11	716.8	622.9
Plantations	12	275.0	169.0
Associated companies	14	471.0	381.7
Financial assets at fair value through profit or loss	16	104.9	–
Accounts receivable, other receivables and prepayments	17	15.9	11.7
Goodwill	18	34.8	32.7
Prepaid land premiums	19	45.8	34.5
Available-for-sale assets	20	4.9	2.7
Deferred tax assets	21	20.3	15.4
Other non-current assets	22	106.5	130.8
		1,795.9	1,401.4
Current Assets			
Cash and cash equivalents	23	327.7	296.0
Pledged deposits and restricted cash	33(E)	31.3	4.7
Available-for-sale assets	20	102.1	52.4
Accounts receivable, other receivables and prepayments	17	259.5	286.7
Inventories	24	367.4	303.0
Non-current assets held for sale		–	2.9
		1,088.0	945.7
Current Liabilities			
Accounts payable, other payables and accruals	25	300.5	278.6
Short-term borrowings	26	508.9	345.0
Provision for taxation	27	23.1	11.2
Current portion of deferred liabilities and provisions	28	16.6	15.3
		849.1	650.1
Net Current Assets		238.9	295.6
Total Assets Less Current Liabilities		2,034.8	1,697.0

At 31 December *US$ millions*	*Notes*	2006	2005
Equity			
Issued share capital	*29*	32.0	31.9
Other reserves	*30*	975.5	927.9
Accumulated losses		(424.8)	(577.0)
Equity attributable to equity holders of the parent		582.7	382.8
Minority interest	*31*	450.1	323.9
Total Equity		1,032.8	706.7
Non-current Liabilities			
Long-term borrowings	*26*	647.0	744.2
Deferred liabilities and provisions	*28*	92.1	92.7
Deferred tax liabilities	*21*	163.3	114.1
Derivative liability	*32*	99.6	39.3
		1,002.0	990.3
		2,034.8	1,697.0

The accompanying notes form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN	**EDWARD A. TORTORICI**
Managing Director and Chief Executive Officer	*Executive Director*

11 April 2007

Company Balance Sheet

At 31 December *US$ millions*	*Notes*	**2006**	**2005**
Non-current Assets			
Subsidiary companies	*13*	784.2	746.8
Amounts due from subsidiary companies	*13(A)*	1,559.9	1,534.8
		2,344.1	2,281.6
Current Assets			
Cash and cash equivalents	*23*	62.4	189.2
Other receivables and prepayments		0.1	0.4
		62.5	189.6
Current Liabilities			
Other payables and accruals		0.5	5.3
Net Current Assets		62.0	184.3
Total Assets Less Current Liabilities		2,406.1	2,465.9
Equity			
Issued share capital	*29*	32.0	31.9
Other reserves		1,148.7	1,142.2
Retained earnings		265.6	245.1
Equity attributable to equity holders of the parent		1,446.3	1,419.2
Non-current Liabilities			
Amounts due to subsidiary companies	*13(B)*	959.8	1,046.7
		2,406.1	2,465.9

The accompanying notes form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

11 April 2007

Consolidated Statement of Changes in Equity

		Equity attributable to equity holders of the parent										
US$ millions	*Notes*	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains/ (losses) on cash flow hedges	Exchange reserve	Capital reserve	Accumulated losses	Total	Minority interest	Total equity
Balance at 1 January 2005		31.9	958.2	4.4	1.7	-	(59.8)	-	(675.2)	261.2	363.7	624.9
Changes in equity for 2005:												
Exchange differences on translating foreign operations		-	-	-	-	-	9.7	-	-	9.7	(17.8)	(8.1)
Unrealized gains on available-for-sale assets		-	-	-	4.7	-	-	-	-	4.7	3.7	8.4
Unrealized gains on cash flow hedges		-	-	-	-	4.0	-	-	-	4.0	-	4.0
Acquisition of minority interest		-	-	-	-	-	-	-	(0.7)	(0.7)	(23.3)	(24.0)
Net income and expense recognized directly in equity		-	-	-	4.7	4.0	9.7	-	(0.7)	17.7	(37.4)	(19.7)
Profit for the year		-	-	-	-	-	-	-	103.0	103.0	35.8	138.8
Total recognized income and expense for the year		-	-	-	4.7	4.0	9.7	-	102.3	120.7	(1.6)	119.1
Dilution of interest in an associated company		-	-	-	-	-	(0.8)	-	-	(0.8)	-	(0.8)
Acquisition of subsidiary companies	33(C)	-	-	-	-	-	-	-	-	-	0.8	0.8
Change in attributable interests		-	-	-	-	-	-	-	-	-	(9.2)	(9.2)
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(29.8)	(29.8)
Issue of shares upon the exercise of share options		-	0.9	(0.3)	-	-	-	-	-	0.6	-	0.6
Equity-settled share option arrangements		-	-	5.2	-	-	-	-	-	5.2	-	5.2
2005 Interim dividend	9	-	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Balance at 31 December 2005		31.9	959.1	9.3	6.4	4.0	(50.9)	-	(577.0)	382.8	323.9	706.7

US$ millions	Notes	Equity attributable to equity holders of the parent										
		Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains/ (losses) on cash flow hedges	Exchange reserve	Capital reserve	Accumulated losses	Total	Minority interest	Total equity
Balance at 31 December 2005		31.9	959.1	9.3	6.4	4.0	(50.9)	-	(577.0)	382.8	323.9	706.7
Changes in equity for 2006:												
Exchange differences on translating foreign operations		-	-	-	-	-	5.7	-	-	5.7	29.2	34.9
Unrealized gains on available-for-sale assets		-	-	-	45.5	-	-	-	-	45.5	3.7	49.2
Unrealized losses on cash flow hedges		-	-	-	-	(10.6)	-	-	-	(10.6)	-	(10.6)
Net income and expense recognized directly in equity		-	-	-	45.5	(10.6)	5.7	-	-	40.6	32.9	73.5
Profit for the year		-	-	-	-	-	-	-	164.5	164.5	57.2	221.7
Total recognized income and expense for the year		-	-	-	45.5	(10.6)	5.7	-	164.5	205.1	90.1	295.2
Divestment and dilution of interest in an associated company		-	-	-	-	-	2.5	-	-	2.5	-	2.5
Restructuring transactions among entities under common control		-	-	-	-	-	-	(2.6)	-	(2.6)	2.6	-
Acquisition of subsidiary companies	33(C)	-	-	-	-	-	-	-	-	-	35.9	35.9
Shares issued to minority interest by a subsidiary company		-	-	-	-	-	-	-	-	-	2.5	2.5
Change in attributable interests		-	-	-	-	-	-	-	-	-	(2.4)	(2.4)
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(2.5)	(2.5)
Issue of shares upon the exercise of share options	29	0.1	5.1	(1.6)	-	-	-	-	-	3.6	-	3.6
Equity-settled share option arrangements		-	-	3.6	-	-	-	-	-	3.6	-	3.6
2005 final dividend	9	-	-	-	-	-	-	-	(8.2)	(8.2)	-	(8.2)
2006 interim dividend	9	-	-	-	-	-	-	-	(4.1)	(4.1)	-	(4.1)
Balance at 31 December 2006		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8

The accompanying notes form an integral part of the Financial Statements.

Company Statement of Changes in Equity

US$ millions	*Notes*	Issued share capital	Share premium	Share options issued	Contributed surplus	Retained earnings/ (accumulated losses)	Total
Balance at 1 January 2005		31.9	958.2	4.4	173.8	(101.6)	1,066.7
Profit for the year		-	-	-	-	350.8	350.8
Issue of shares upon the exercise of share options		-	0.9	(0.3)	-	-	0.6
Equity-settled share option arrangements	*35(A)*	-	-	5.2	-	-	5.2
2005 interim dividend	9	-	-	-	-	(4.1)	(4.1)
Balance at 31 December 2005		31.9	959.1	9.3	173.8	245.1	1,419.2
Profit for the year		-	-	-	-	32.8	32.8
Issue of shares upon the exercise of share options	29	0.1	5.1	(1.6)	-	-	3.6
Equity-settled share option arrangements	*35(A)*	-	-	3.0	-	-	3.0
2005 final dividend	9	-	-	-	-	(8.2)	(8.2)
2006 interim dividend	9	-	-	-	-	(4.1)	(4.1)
Balance at 31 December 2006		32.0	964.2	10.7	173.8	265.6	1,446.3

The accompanying notes form an integral part of the Financial Statements.

Consolidated Cash Flow Statement

For the year ended 31 December *US$ millions*	*Notes*	**2006**	**2005**
Profit Before Taxation		293.3	165.4
Adjustments for:			
Interest expenses		124.0	115.2
Depreciation		67.2	62.6
Foreign exchange and derivative losses, net		49.7	42.0
Impairment losses recognized		28.3	–
Decrease/(increase) in other non-current assets		21.5	(16.6)
Loss on sale of property and equipment		3.3	0.7
Equity-settled share option expense		3.0	5.2
Recognition of prepaid land premiums		2.5	4.2
Loss on changes in fair value of non-current assets held for sale		0.6	–
Share of profit less losses of associated companies		(143.0)	(137.7)
(Gain)/loss on divestment and dilution of interest in an associated company		(96.9)	6.3
Gain on changes in fair value of plantations		(53.4)	(12.3)
Interest income		(17.6)	(7.9)
(Increase)/decrease in accounts receivables, other receivables and prepayments (Non-current)		(14.7)	0.4
Gain on disposal of subsidiary companies		(7.1)	–
Dividend income from financial assets at fair value through profit or loss		(2.2)	–
Dividend income from available-for-sale assets		(0.1)	(1.0)
Others		2.6	(26.7)
		261.0	199.8
Decrease in accounts receivable, other receivables and prepayments (Current)		44.9	18.8
Increase in inventories		(34.7)	(41.0)
(Decrease)/increase in accounts payable, other payables and accruals		(15.5)	49.0
Net cash generated from operations *(i)*		255.7	226.6
Interest received		14.6	7.6
Interest paid		(104.7)	(101.6)
Tax paid		(40.3)	(42.4)
Net Cash Inflow from Operating Activities		125.3	90.2

(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

For the year ended 31 December *US$ millions*	*Notes*	2006	2005
Dividend received from an associated company	*14(B)*	62.5	38.9
Sale of property and equipment		4.7	7.1
Sale/(purchase) of available-for-sale assets		3.5	(20.4)
Dividend received from financial assets at fair value through profit or loss		2.2	–
Acquisition of assets designated as financial assets at fair value through profit or loss	*33(A)*	(73.7)	–
Purchase of property and equipment		(43.7)	(54.9)
Increased investment in an associated company	*33(B)*	(37.3)	(57.3)
Acquisition of subsidiary companies	*33(C)*	(31.6)	(6.2)
Investment in plantations		(7.5)	–
Disposal of subsidiary companies	*33(D)*	(0.8)	–
Acquisition of associated companies		–	(17.6)
Deposits for acquisition and increased investments in subsidiary companies		–	(14.9)
Acquisition of convertible bonds		–	(5.2)
Increased investments in subsidiary companies		–	(4.9)
Loans to associated companies		–	(1.4)
Proceeds from termination of derivative transactions		–	96.3
Compensation received in connection with establishment of a joint venture		–	13.3
Net Cash Outflow from Investing Activities		(121.7)	(27.2)
Proceeds of new borrowings		688.0	601.0
Issue of shares upon the exercise of share options		3.6	0.6
Shares issued to minority interest by a subsidiary company		2.5	–
Borrowings repaid		(637.0)	(517.5)
(Increase)/decrease in pledged deposits and restricted cash		(26.6)	4.5
Dividends paid to shareholders		(12.3)	(4.1)
Dividends paid to minority interest by subsidiary companies		(2.5)	(29.8)
Net Cash Inflow from Financing Activities		15.7	54.7
Net Increase in Cash and Cash Equivalents		19.3	117.7
Cash and cash equivalents at 1 January		296.0	186.6
Exchange translation		12.4	(8.3)
Cash and Cash Equivalents at 31 December		327.7	296.0
Representing:			
Cash and cash equivalents		327.7	296.0

The accompanying notes form an integral part of the Financial Statements.

Notes to the Financial Statements

1. Corporate Information

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products and infrastructure and property.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available in the United States through ADRs.

2. Basis of Preparation, Summary of Principal Accounting Policies and Changes

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which also include HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell as further explained in Note 2(D)(w). These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ million) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs

Certain changes to Hong Kong GAAP have been implemented during 2006 as a consequence of the following new and revised HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2006:

HKAS 19 Amendment	"Actuarial Gains and Losses, Group Plans and Disclosures"
HKAS 21 Amendment	"Net Investment in a Foreign Operation"
HKAS 39 Amendment	"Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
HKAS 39 Amendment	"The Fair Value Option"
HKAS 39 and HKFRS 4 Amendments	"Financial Guarantee Contracts"
HK(IFRIC)-Int 4	"Determining whether an Arrangement contains a Lease"

Except for HKAS 39 Amendment "The Fair Value Option", the adoption of the pronouncements listed above has had no material impact on the accounting policies of the Group and the methods of computation in the Group's Financial Statements. The adoption of HKAS 39 Amendment "The Fair Value Option" has resulted in the Group applying more restrictive criteria for designating financial instruments as financial assets/ liabilities at fair value through profit or loss.

During the year, the Group designated 1.1 per cent interest in PLDT acquired during 2006 as financial assets at fair value through profit or loss. Please refer to Note 16 for details. The adoption has had no effect on both the profit attributable to equity holders of the parent for the years ended 31 December 2006 and 31 December 2005 and equity attributable to equity holders of the parent at 31 December 2006 and 31 December 2005.

(C) Impact of Issued but not yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Financial Statements.

HKAS 1 Amendment	"Capital Disclosures"
HKFRS 7	"Financial Instruments: Disclosures"
HKFRS 8	"Operating Segments"
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"
HK(IFRIC)-Int 8	"Scope of HKFRS 2"
HK(IFRIC)-Int 9	"Reassessment of Embedded Derivatives"
HK(IFRIC)-Int 10	"Interim Financial Reporting and Impairment"
HK(IFRIC)-Int 11	"HKFRS 2 – Group and Treasury Share Transactions"
HK(IFRIC)-Int 12	"Service Concession Arrangement"

The HKAS 1 amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group has not early adopted the above new and revised HKFRSs in the Financial Statements for the year ended 31 December 2006. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

(D) Summary of Principal Accounting Policies

(a) Basis of consolidation

The Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2006. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders in the results and net assets of the Company's subsidiary companies.

For business combinations involving entities or businesses under common control (a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory), they are accounted for applying the principles of merger accounting which is consistent with Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA. The method requires the combined entity recognizing the assets, liabilities and equity of the combining entities or businesses at the carrying amounts (i.e. existing book values from the controlling parties' perspective) in the consolidated financial statements of the controlling party or parties prior to the common control combination. There is no recognition of any goodwill or excess of the acquirer's interest in the net fair value of the acquiree's identified assets, liabilities and contingent liabilities over the cost at the time of the common control combination to the extent of the controlling party's or parties' interests.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted-average method or the moving average method, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(d) Property and equipment

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are given in Note 11(A).

The initial cost of property and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets. Major costs incurred in restoring property and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property and equipment.

(e) Plantations

Oil palm plantations are classified into immature and mature plantations. Immature plantations are reclassified as mature plantations when they start to produce fresh fruit bunches at an average of at least four tons per hectare in one year. On average, an oil palm plantation takes about three years to reach maturity from the time of planting. Both immature and mature plantations are stated at fair value less estimated point-of-sale costs. The fair value of plantations is determined based on the present value of their expected net cash inflows. Net increments or decrements in the fair value of plantations are included in the profit and loss statement.

A rubber plantation is considered mature when at least 70 per cent of the trees per block are tapable and the circumference of the trunk of the tree is 45 centimeters or more at the height of 160 centimeters from the ground.

(f) Associated companies

An associated company is an entity, not being a subsidiary company or a jointly-controlled entity, in which the Group has a substantial long-term interest of generally not less than 20 per cent in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investments in associated companies include goodwill (net of any accumulated impairment loss) identified on acquisition. The Group's share of its associated companies' post-acquisition profits or losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies. For those share of associated companies' post acquisition movements in reserve recognized in the Group's consolidated reserves, the Group will disclose them, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity. A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

The Group's interests in jointly-controlled entities are accounted for by proportionate consolidation, which involves recognizing its share of the jointly-controlled entities' assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line-basis.

(h) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property and equipment that resulted from the acquisition, construction or development and the normal operation of property and equipment is recognized in the period in which it is incurred.

(i) Income tax

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(j) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(k) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of assets including property and equipment, certain investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(l) Accounting for acquisition and disposal

(I) Results

The results of subsidiary or associated companies acquired or disposed of are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

(m) Foreign currencies

(I) Functional and presentational currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The Financial Statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(IV) Cash flow statement

For the purpose of consolidated cash flow, the cash flows of overseas subsidiary companies and jointly-controlled entities are translated into United States dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries and jointly-controlled entities which arise throughout the year are translated into United States dollars at average exchange rates of the year.

(n) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

Dividend income is recognized when the Group's right to receive payment has been established. Interest income is recognized on as it accrues taking into account the principal amount outstanding and the effective interest rate.

(o) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. Head Office and other items mainly comprise Head Office assets, borrowings and overheads.

(p) Leasess

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(q) Employee benefits

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the share options at the date at which they are granted. Fair value is determined using an option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) Cash-settled transactions

The Group's associated companies grant share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(r) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(s) Financial assets and financial liabilities

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognizes a financial asset when the Group no longer controls the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using trading date accounting, which means, the accounting based on the date that the Group commits to purchase or sell the asset.

Financial assets in the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Loan and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories.

A financial asset or financial liability can be designated as a financial asset or financial liability at fair value through profit or loss only upon its initial recognition. The Group may use this designation only in the case of a contract containing one or more embedded derivatives (as described below) or when doing so results in more relevant information, because either

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

(ii) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel.

For a contract containing one or more embedded derivatives, the Group may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:

(i) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or

(ii) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative (s) is prohibited, such as a prepayment option embedded in a loan that permits that holder to prepay the loan for approximately its amortized cost.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit or loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Amortized cost for held-to-maturity investments is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortization of discounts and premiums is taken directly to the consolidated profit and loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as held "at fair value through profit or loss" at origination, are taken directly to the profit and loss statement. Changes in the fair value of available-for-sale financial assets are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.

(I) Assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the profit and loss statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the profit and loss statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(II) Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(III) Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the profit and loss statement, is transferred from equity to the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

(t) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction that is subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For the purpose of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

(u) Dividends

Final dividends proposed by the Directors are recognized as a liability when they have been approved by the shareholders and declared in an annual general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and bye-laws grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

(v) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a jointly-controlled entity;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

(w) Non-current assets held for sale

Non-current assets held for sale represent assets having carrying amounts which will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets and its sale must be highly probable. Non-current assets held for sale are stated at the lower of their carrying amounts and fair values less costs to sell.

3. Significant Accounting Judgments and Estimates

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

(a) Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(D)(s).

(b) Designation of financial assets at fair value through profit or loss

The Group designated 1.1 per cent interest in PLDT acquired during 2006 as financial assets at fair value through profit or loss to partially offset against the exposure arising from changes in the fair value of the option element embedded in Head Office's Exchangeable Notes. Please refer to Note 2(B) and Note 16 for details.

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimating useful lives and residual values of property and equipment

The Group estimates the useful lives and residual values of its property and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) Assets impairment

Hong Kong GAAP requires that an impairment review be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such assets may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which is subject to a periodic impairment test.

Determining the fair value of property and equipment at the date of acquisition of business, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property and equipment associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(c) Deferred tax assets

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(d) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(e) Estimating allowances for doubtful accounts

The Group estimates the allowance for doubtful accounts related to its trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provides. First, the Group evaluates specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for doubtful accounts would increase its recorded operating expenses and decrease its assets.

(f) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e. whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(g) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that the actuaries' assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(h) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(i) Derivative liabilities

Hong Kong GAAP requires that the Group carries its option embedded in the Exchangeable Notes issued at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including the trading price of the Exchangeable Notes and expected volatility of the underlying PLDT share price, and the average market interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the option element embedded in the Exchangeable Notes would affect directly the Group's profit and loss and equity.

(j) Equity-settled share option expense

Hong Kong GAAP requires that the Group measures its share options at fair value at the date at which they are granted, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of fair value determined at the date of which the options are granted would differ if the Group utilized different assumptions. Any changes in fair value of the share options determined at the date of which they are granted would affect directly the Group's profit and loss in subsequent periods when these fair values are recognized as expenses over the share options' vesting period.

4. Turnover and Segmental Information

US$ millions	2006	2005
Turnover		
Sale of goods and properties	2,440.3	1,946.3
Rendering of services	34.5	39.8
Total	2,474.8	1,986.1

Segmental Information

Segmental information, relating to the Group's business and geographical segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on pages 131 and 132.

By Principal Business Activity – 2006

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	2006 Total
Profit and Loss					
Segment revenue – turnover	–	2,398.5	76.3	–	2,474.8
Segment results	–	265.5	(16.1)	7.3	256.7
Net borrowing costs					(106.4)
Share of profits less losses of associated companies	143.0	(0.4)	0.4	–	143.0
Profit before taxation					293.3
Taxation					(71.6)
Profit for the year					221.7
Assets and Liabilities					
Segment assets	–	1,940.7	174.0	170.9	2,285.6
Associated companies	459.8	2.6	8.6	–	471.0
Unallocated assets					127.3
Total assets					2,883.9
Segment liabilities	–	277.8	56.9	174.1	508.8
Unallocated liabilities					1,342.3
Total liabilities					1,851.1
Other Information					
Capital expenditure	–	38.6	5.6	2.1	46.3
Depreciation	–	62.9	4.1	0.2	67.2
Foreign exchange and derivative losses, net	–	–	0.7	59.4	60.1
Impairment losses recognized	–	6.4	10.8	11.1	28.3
Other non-cash expenses	–	1.6	7.7	14.1	23.4

By Principal Geographical Market – 2006

US$ millions	The Philippines	Indonesia	Others	Head Office	2006 Total
Segment revenue – turnover	76.3	2,398.5	–	–	2,474.8
Segment assets	174.0	1,940.7	–	170.9	2,285.6
Associated companies	465.1	2.6	3.3	–	471.0
Unallocated assets					127.3
Total assets					2,883.9
Capital expenditure	5.6	38.6	–	2.1	46.3

By Principal Business Activity – 2005

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	2005 Total
Profit and Loss					
Segment revenue – turnover	–	1,923.4	62.7	–	1,986.1
Segment results	–	164.8	28.8	(58.6)	135.0
Net borrowing costs					(107.3)
Share of profits less losses of associated companies	141.8	(4.2)	0.1	–	137.7
Profit before taxation					165.4
Taxation					(26.6)
Profit for the year					138.8
Assets and Liabilities					
Segment assets	–	1,578.8	116.4	199.7	1,894.9
Associated companies	364.4	3.5	13.8	–	381.7
Unallocated assets					70.5
Total assets					2,347.1
Segment liabilities	–	273.6	56.9	95.4	425.9
Unallocated liabilities					1,214.5
Total liabilities					1,640.4
Other Information					
Capital expenditure	–	50.4	6.2	–	56.6
Depreciation	–	57.4	5.2	–	62.6
Foreign exchange and derivative losses, net	–	16.6	–	25.4	42.0
Other non-cash expenses	–	2.1	2.7	11.5	16.3

By Principal Geographical Market – 2005

US$ millions	The Philippines	Indonesia	Others	Head Office	2005 Total
Segment revenue – turnover	62.7	1,923.4	-	-	1,986.1
Segment assets	116.4	1,578.8	-	199.7	1,894.9
Associated companies	363.9	3.5	14.3	-	381.7
Unallocated assets					70.5
Total assets					2,347.1
Capital expenditure	6.2	50.4	-	-	56.6

5. **Net Borrowing Costs**

US$ millions	2006	2005
Bank loans and other loans		
– Wholly repayable within five years	114.6	113.0
– Not wholly repayable within five years	9.4	2.2
Total Borrowing Costs	124.0	115.2
Less interest income	(17.6)	(7.9)
Net Borrowing Costs	106.4	107.3

6. **Profit Before Taxation**

US$ millions	*Notes*	**2006**	**2005**
Profit Before Taxation is Stated after (Charging)/Crediting			
Cost of inventories sold		(1,480.8)	(1,182.1)
Employees' remuneration	*35(A)*	(237.2)	(198.6)
Depreciation	*11*	(67.2)	(62.6)
Foreign exchange and derivative losses, net	*8*	(49.7)	(42.0)
Cost of services rendered		(35.2)	(52.7)
Impairment (included in other operating expenses, net)			
– Associated companies		(19.2)	–
– Goodwill	*18*	(6.4)	–
– Property and equipment	*11*	(2.7)	–
Operating lease rentals			
– Land and buildings		(18.0)	(11.8)
– Hire of plant and equipment		(0.8)	(0.8)
Restructuring provision		(11.1)	–
Doubtful debt provisions (included in distribution costs)		(9.3)	(4.8)
Loss on sale of property and equipment		(3.3)	(0.7)
Recognition of prepaid land premiums	*19*	(2.5)	(4.2)
Auditors' remuneration			
– Audit services		(1.6)	(1.2)
– Other services		(0.8)	(0.6)
Loss on changes in fair value of non-current assets held for sale		(0.6)	–
Gain/(loss) on divestment and dilution of interest in an associated company		96.9	(6.3)
Gain on changes in fair value of plantations	*12*	53.4	12.3
Gain on disposal of subsidiary companies	*33(D)*	7.1	–
Dividend income from financial assets at fair value through profit or loss		2.2	–
Realized gain on sale of available-for-sale assets		2.2	5.6
Dividend income from available-for-sale assets		0.1	1.0
Excess over the cost of a business combination recognized as income (included in other operating expenses, net)	*33(C)*	–	2.7

7. Taxation

No Hong Kong profits tax (2005: Nil) has been provided as the Group had no estimated assessable profits (2005: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

US$ millions	**2006**	**2005**
Subsidiary Companies – Overseas		
Current taxation *(Note 27)*	52.5	28.9
Deferred taxation *(Note 21)*	19.1	(2.3)
Total	71.6	26.6

Included within the share of profits less losses of associated companies is the taxation of US$24.3 million (2005: US$19.2 million) and which is analyzed as follows.

US$ millions	**2006**	**2005**
Associated Companies – Overseas		
Current taxation	44.1	38.5
Deferred taxation	(19.8)	(19.3)
Total	24.3	19.2

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

	2006		**2005**	
US$ millions		%		%
Profit Before Taxation	293.3		165.4	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	112.6	38.4	73.7	44.6
Tax effect of:				
– Non-deductible expenses	25.8	8.8	2.7	1.6
– Share of profits less losses of associated companies	(58.3)	(19.9)	(51.8)	(31.3)
– Income not subject to tax	(15.0)	(5.1)	(0.1)	(0.1)
– Others	6.5	2.2	2.1	1.3
Taxation	71.6	24.4	26.6	16.1

8. **Profit Attributable to Equity Holders of the Parent**

The profit attributable to equity holders of the parent includes US$51.5 million (2005: US$18.5 million) of net foreign exchange and derivative losses, which comprise US$82.7 million (2005: US$18.5 million) of losses on the changes in the fair values of derivatives and translation of the unhedged foreign currency denominated borrowings, partly offset by a US$31.2 million (2005: Nil) gain on changes in the fair value of 1.1 per cent PLDT shares acquired by the Group in 2006 and designated as financial assets at fair value through profit or loss, and US$66.1 million (2005: US$14.1 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Losses

US$ millions	**2006**	**2005**
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies *(Note 6)*	(49.7)	(42.0)
– Associated companies	7.4	19.0
Subtotal	(42.3)	(23.0)
Attributable to taxation and minority interest	(9.2)	4.5
Total	(51.5)	(18.5)

The non-recurring gains of US$66.1 million for 2006 mainly comprise a gain on divestment of the Group's interest in PLDT of US$58.2 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution upon the conversion of PLDT's convertible preference shares of US$38.7 million, partly offset by impairment provisions for certain of the Group's assets. The non-recurring gains of US$14.1 million for 2005 mainly comprise PLDT's net non-recurring items (which represent recognition of Piltel's deferred tax assets less accelerated depreciation on the fixed line network due to Next Generation Network upgrade) of US$9.8 million, goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$4.8 million, Metro Pacific's adjustments made to amounts owed to Pacific Plaza Towers contractor, partly offset by a loss on dilution of the Group's interest in PLDT of US$6.3 million.

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2006 is a profit of US$32.8 million (2005: US$350.8 million) attributable to the Company.

9. **Ordinary Share Dividends**

	U.S. cent per ordinary share		US$ million	
	2006	2005	2006	2005
Interim	0.13	0.13	4.1	4.1
Special	0.12	–	3.9	–
Proposed final	0.45	0.26	14.4	8.2
Total	0.70	0.39	22.4	12.3

In connection with the listing and subsequent share placement (refer to Note 39(A)) carried out by Indofood Agri Resources Ltd. (IndoAgri), a subsidiary company of Indofood, in early 2007, the Company was required, under Practice Note 15 (PN15) of the Listing Rules, to subscribe and distribute a certain number of new IndoAgri shares to its shareholders. For the purpose of meeting the requirement of PN15, the Company subscribed for 5,070,000 IndoAgri shares which represented 1.5 per cent of the total number of the placement shares and declared a special dividend, payable to shareholders by way of a distribution in specie on the basis of three IndoAgri shares for every 2,000 ordinary shares of the Company held by them. Each qualified shareholder holding 2,000 ordinary shares or more of the Company might elect to receive cash in lieu of the distributable IndoAgri shares as calculated by making reference to the IndoAgri placement price of 1.25 Singapore dollars (U.S. 81.67 cents or HK$6.37) per share. The special dividend was distributed to the shareholders on 28 March 2007.

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming AGM.

10. **Earnings Per Share Attributable to Equity Holders of the Parent**

The calculation of basic earnings per share amount is based on the profit for the year attributable to equity holders of the parent of US$164.5 million (2005: US$103.0 million), and the weighted average number of 3,193.0 million (2005: 3,186.7 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to equity holders of the parent of US$164.5 million (2005: US$103.0 million) reduced by US$0.3 million (2005: US$0.9 million) in respect of the dilutive impact from the exercise of share options issued by its associate PLDT and nil (2005: US$0.3 million) in respect of the Company's option of increasing its interest in its associate Level Up, and (ii) a share base equal to the aggregate of the weighted average number of 3,193.0 million (2005: 3,186.7 million) ordinary shares in issue during the year (as used in the basic earnings per share calculation) and the weighted average of 49.1 million (2005: 28.4 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

The impact upon full conversion of the Head Office's Exchangeable Notes, MPIC's warrants and the outstanding share option of Level Up has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the year would actually increase the earnings per share.

11. **Property and Equipment**

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2006	246.0	765.9	1,011.9
Exchange translation	23.3	64.6	87.9
Additions	15.6	30.7	46.3
Acquisition of subsidiary companies *(Note 33(C))*	1.5	93.5	95.0
Disposal of subsidiary companies *(Note 33(D))*	(5.6)	(55.6)	(61.2)
Disposals	(0.7)	(18.0)	(18.7)
Reclassification[i]	–	(28.1)	(28.1)
At 31 December 2006	280.1	853.0	1,133.1
Accumulated Depreciation and Impairment			
At 1 January 2006	63.0	326.0	389.0
Exchange translation	5.6	26.8	32.4
Charge for the year *(Note 6)*	12.8	54.4	67.2
Impairment *(Note 6)*	–	2.7	2.7
Disposals	(0.6)	(10.1)	(10.7)
Disposal of subsidiary companies *(Note 33(D))*	(4.3)	(36.3)	(40.6)
Reclassification[i]	–	(23.7)	(23.7)
At 31 December 2006	76.5	339.8	416.3
Net Book Amount at 31 December 2006	203.6	513.2	716.8

(i) To Non-current assets held for sale

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2005	240.4	768.1	1,008.5
Exchange translation	(8.1)	(30.4)	(38.5)
Additions	17.0	39.6	56.6
Acquisition of subsidiary companies *(Note 33(C))*	2.7	–	2.7
Disposals	(6.0)	(15.0)	(21.0)
Reclassification	–	3.6	3.6
At 31 December 2005	246.0	765.9	1,011.9
Accumulated Depreciation and Impairment			
At 1 January 2005	54.6	306.5	361.1
Exchange translation	(1.9)	(9.4)	(11.3)
Charge for the year *(Note 6)*	11.0	51.6	62.6
Disposals	(0.7)	(12.5)	(13.2)
Reclassification	–	(10.2)	(10.2)
At 31 December 2005	63.0	326.0	389.0
Net Book Amount at 31 December 2005	183.0	439.9	622.9

(A) The principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$34.7 million (2005: US$29.4 million) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

12. Plantations

US$ millions	Consolidated 2006	2005
At 1 January	169.0	147.4
Exchange translation	18.7	(8.8)
Additions	7.5	–
Acquisition of subsidiary companies *(Note 33(C))*	26.4	18.1
Gain arising from changes in fair value less estimated point-of-sale costs, net *(Note 6)*	53.4	12.3
At 31 December	275.0	169.0

The physical measurement of oil palm and rubber plantations at 31 December is as follows.

Hectares	Consolidated 2006	2005
Oil palm		
– Mature plantations	59,235	58,064
– Immature plantations	7,665	3,344
Rubber		
– Mature plantations	5,015	5,015
Total	71,915	66,423

(A) The Group's plantations mainly represent palm trees and rubber trees owned by Indofood. The palm trees are planted for the production of fresh fruit bunches (FFB), which are used in the production of crude palm oil (CPO) and palm kernel oil (PKO). The rubber trees are planted for the production of rubber. The fair value of plantations was determined by reference to the projected selling prices of CPO, PKO and rubber in the market. Significant assumptions made in determining the fair value of the plantations are:

(a) No new planting/re-planting activities are assumed.

(b) The palm trees have an average life of 25 years, with the first three years as immature and the following 22 years as mature or productive under a well established planting system. The rubber trees have an average life of 25 years.

(c) The yield per hectare of palm trees is based on guidelines from the Centre for Palm Tree Research in Indonesia which varies with the average age of palm trees. The yield per hectare of rubber trees is based on estimation made by Indofood's agronomists.

(d) The discount rates of 17.4 per cent (2005: 20.5 per cent) and 17.0 per cent (2005: 20.5 per cent), which represent the respective asset specific rates for Indofood's palm trees and rubber trees plantation operations, were applied in the discounted cash flow calculations.

(B) During 2006, Indofood's palm trees produced 1.3 million tons (2005: 1.3 million tons) of FFB and rubber trees produced 4.1 thousand tons (2005: 4.4 thousand tons) of rubber. The fair value of FFB and rubber harvested during 2006, determined at the point of harvest, amounted to US$102.5 million (2005: US$91.3 million) and US$3.6 million (2005: US$3.3 million), respectively.

(C) Plantations with a net book amount of US$6.4 million (2005: Nil) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

13. Subsidiary Companies

US$ millions	Company 2006	2005
Unlisted shares at cost	1,184.7	1,115.2
Less provision for impairment loss	(400.5)	(368.4)
Total	784.2	746.8

The Company's listed subsidiary companies are held through the intermediate holding companies.

(A) The amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.3 per cent per annum (2005: zero per cent to 7.0 per cent per annum) and not repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to its fair value.

(B) The amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2005: zero per cent to 8.4 per cent per annum) and not repayable within one year. The carrying value of the Company's amounts due to subsidiary companies approximates to its fair value.

(C) Details of the principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 131 and 132.

14. Associated Companies

US$ millions	Consolidated 2006	2005
Shares at cost		
– Listed	1,335.8	1,324.6
– Unlisted	47.3	44.1
Share of post acquisition reserves *(Note 30)*	(909.6)	(987.7)
Loans (from)/to associated companies	(2.5)	0.7
Total	471.0	381.7

(A) At 31 December 2006, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2006, the market valuation of listed investments was US$2,310.9 million (2005: US$1,495.4 million) and the net dividends received during 2006 were US$62.5 million (2005: US$38.9 million).

(C) The loans from/to associated companies are unsecured, interest-bearing at a range of zero per cent to 20.5 per cent per annum (2005: zero per cent to 20.5 per cent per annum) and have no fixed terms of repayment. The carrying amount of the loans from/to associated companies approximates to its fair value.

(D) Details of the Group's principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 131 and 132.

(E) Additional financial information in respect of the Group's principal associated company, PLDT, as prepared under Hong Kong GAAP, is set out below.

US$ millions	PLDT 2006	PLDT 2005
Operating Results		
Turnover	2,446.2	2,201.3
Profit before taxation	1,182.3	790.4
Profit after taxation	912.1	788.3
Profit for the year	616.6	580.9
Net Assets		
Current assets	875.9	952.4
Non-current assets	4,115.3	3,793.9
Total Assets	4,991.2	4,746.3
Current liabilities	(1,127.9)	(1,067.5)
Non-current liabilities and provisions	(1,892.1)	(2,369.3)
Total Liabilities	(3,020.0)	(3,436.8)
Minority interest	(31.8)	(21.9)
Net Assets at 31 December	1,939.4	1,287.6

(F) PLDT was incorporated under the laws of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunication service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(G) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc. because the share of losses of this associated company fully eroded the Group's investment. The amounts of the Group's unrecognized share of losses of this associated company for the current year and cumulatively were US$0.1 million (2005: Nil) and US$8.0 million (2005: US$7.9 million), respectively.

15. Jointly-controlled Entities

The following table illustrates the summarized financial information of the Group's jointly-controlled entities.

	Consolidated	
US$ millions	**2006**	**2005**
Share of the Jointly-controlled Entities' Results		
Turnover	-	-
Loss before taxation	(1.2)	-
Loss after taxation	(1.2)	-
Loss for the year	(1.2)	-
Share of the Jointly-controlled Entities' Assets and Liabilities		
Current assets	61.7	-
Total Assets	61.7	-
Current liabilities	(1.8)	-
Total Liabilities	(1.8)	-
Net Assets at 31 December	59.9	-

The Group's jointly-controlled entities principally represent DMCI-MPIC Water Company Inc., a 50.0 per cent owned joint venture company of MPIC, set up for the purpose of bidding for an 84.0 per cent interest in Maynilad Water. Please refer to Note 39(B) for details. It is the Group's policy in adopting proportionate consolidation in accounting for the financial results and financial position of the jointly-controlled entities.

16. Financial Assets at Fair Value Through Profit or Loss

The amount represents the fair value, determined based on a quoted market price, of 1.1 per cent interest in PLDT acquired by the Group during the year and designated as financial assets at fair value through profit or loss to partially offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

17. Accounts Receivable, Other Receivables and Prepayments

US$ millions	Consolidated 2006	2005
Trade receivables	173.1	173.3
Other receivables	74.5	107.9
Prepayments	27.8	17.2
Total	275.4	298.4
Presented As:		
Non-current Portion	15.9	11.7
Current Portion	259.5	286.7
Total	275.4	298.4

The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to its fair value. The fair value of the non-current portion of accounts receivables, other receivables and prepayments is US$19.0 million (2005: US$9.8 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 7.0 per cent (2005: 13.4 per cent). The weighted average effective interest rate of the non-current portion of accounts receivable, other receivables and prepayments is 11.6 per cent (2005: 13.4 per cent).

The ageing profile of the trade receivables is analyzed as below.

US$ millions	Consolidated 2006	2005
0 to 30 days	148.4	148.5
31 to 60 days	4.8	8.8
61 to 90 days	2.8	6.0
Over 90 days	17.1	10.0
Total	173.1	173.3

As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC collects contract receivables related to property sales by installments over periods ranging between one and five years.

Accounts receivable with a net book amount of US$3.9 million (2005: Nil) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

18. Goodwill

US$ millions	Consolidated 2006	2005
At 1 January	32.7	36.5
Exchange translation	1.2	(1.7)
Acquisition of subsidiary companies *(Note 33(C))*	7.3	4.4
Impairment *(Note 6)*	(6.4)	–
Reclassification	–	(6.5)
Net Book Amount at 31 December	34.8	32.7

(A) Goodwill is allocated to the Group's cash-generating units identified according to the business and geographical segments. All of the goodwill amounts at 31 December 2006 and 31 December 2005 relate to Indofood's businesses which contribute to the Group's consumer food products business segment located in Indonesia.

(B) The recoverable amounts of Indofood's businesses have been determined based on a value in use calculation using cash flow projections based on financial projections approved by Indofood's senior management covering a five-year period. The discount rates applied to cash flow projections range from 12.9 per cent to 14.9 per cent (2005: 15.3 per cent to 18.3 per cent).

19. Prepaid Land Premiums

US$ millions	Consolidated 2006	2005
At 1 January	37.3	45.5
Exchange translation	4.2	(4.0)
Additions	7.5	–
Acquisition of subsidiary companies *(Note 33(C))*	1.9	–
Recognized during the year *(Note 6)*	(2.5)	(4.2)
Total Prepaid Land Premiums	48.4	37.3
Current portion included in accounts receivable, other receivables and prepayments	(2.6)	(2.8)
At 31 December	45.8	34.5

US$ millions	Consolidated 2006	2005
Overseas, Held On:		
Leases of between 10 and 50 years.	44.5	32.3
Leases of less than 10 years	3.9	5.0
Total	48.4	37.3

20. Available-for-sale Assets

US$ millions	Consolidated 2006	2005
Listed investments, at fair value:		
– Equity investments – Overseas	101.6	47.5
– Debentures with a fixed interest of 14.0% (2005: 14.0%) and a maturity date of 1 October 2014 (2005: 1 October 2014) – Overseas	0.5	0.5
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	3.8	6.1
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	1.1	1.0
Total	107.0	55.1
Presented As:		
Non-current Portion	4.9	2.7
Current Portion	102.1	52.4
Total	107.0	55.1

(A) The fair values of the listed equity investments and debentures are based on quoted market prices. The fair values of the unlisted investment in club debentures have been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of the available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

(B) Unlisted equity investments with a carrying amount of US$0.4 million (2005: US$3.2 million) were pledged to secure certain of the Group's banking facilities (Note 26(C)).

21. Deferred Tax

The movements in deferred tax assets during the year are as follows.

US$ millions	Tax loss carried forward	Allowance for doubtful accounts	Others	Consolidated
Deferred Tax Assets				
At 1 January 2006	4.2	1.2	10.0	15.4
Exchange translation	0.3	0.1	1.0	1.4
Acquisition of subsidiary companies *(Note 33(C))*	0.3	–	1.0	1.3
(Charged)/credited to the profit and loss statement *(Note 7)*	(2.4)	(0.9)	4.7	1.4
Transfer from provision for taxation *(Note 27)*	–	–	0.8	0.8
At 31 December 2006	2.4	0.4	17.5	20.3

US$ millions	Tax loss carried forward	Allowance for doubtful accounts	Others	Consolidated
Deferred Tax Assets				
At 1 January 2005	3.7	0.9	1.2	5.8
Exchange translation	(0.2)	–	–	(0.2)
Acquisition of subsidiary companies *(Note 33(C))*	0.1	–	1.2	1.3
Credited to the profit and loss statement *(Note 7)*	0.6	0.3	6.1	7.0
Transfer to provision for taxation *(Note 27)*	–	–	(1.1)	(1.1)
Reclassification	–	–	2.6	2.6
At 31 December 2005	4.2	1.2	10.0	15.4

The movements in deferred tax liabilities during the year are as follows.

US$ millions	Allowance in excess of related depreciation of property and equipment	Changes in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities					
At 1 January 2006	(79.0)	(40.1)	(1.7)	6.7	(114.1)
Exchange translation	(3.8)	(3.8)	–	1.3	(6.3)
Acquisition of subsidiary companies *(Note 33(C))*	(15.3)	–	–	(9.5)	(24.8)
Disposal of subsidiary companies *(Note 33(D))*	–	–	–	4.9	4.9
Credited/(charged) to the profit and loss statement *(Note 7)*	4.9	(16.7)	(4.3)	(4.4)	(20.5)
Transfer (from)/to provision for taxation *(Note 27)*	(3.4)	–	1.7	(0.8)	(2.5)
At 31 December 2006	(96.6)	(60.6)	(4.3)	(1.8)	(163.3)

US$ millions	Allowance in excess of related depreciation of property and equipment	Changes in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities					
At 1 January 2005	(78.5)	(38.4)	(4.1)	9.2	(111.8)
Exchange translation	4.3	2.1	–	1.5	7.9
Acquisition of subsidiary companies *(Note 33(C))*	–	–	–	(3.7)	(3.7)
(Charged)/credited to the profit and loss statement *(Note 7)*	(4.8)	(3.8)	1.0	2.9	(4.7)
Transfer to/(from) provision for taxation *(Note 27)*	–	–	1.4	(0.6)	0.8
Reclassification	–	–	–	(2.6)	(2.6)
At 31 December 2005	(79.0)	(40.1)	(1.7)	6.7	(114.1)

At 31 December 2006, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$37.0 million (2005: US$55.0 million) in respect of non-Hong Kong tax losses, and US$39.1 million (2005: US$39.1 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for three to five years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

22. **Other Non-current Assets**

US$ millions	Consolidated 2006	2005
Assets not yet used in operation	44.0	36.4
Claims for tax refund	29.8	42.2
Deferred charges	7.0	22.1
Advances and deposits for purchases	0.3	4.2
Others	25.4	25.9
Total	106.5	130.8

The assets not yet used in operation mainly represents prepayments for the acquisition of certain of Indofood's properties.

The claims for tax refund relates to the tax payment in advance made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

The deferred charges mainly represent deferred costs and expenses relating to Indofood's systems implementation.

The advances and deposits for purchases mainly relate to Indofood's payments made to suppliers and contractors in relation to the purchase of raw materials and capital equipment.

23. **Cash and Cash Equivalents**

	Consolidated		Company	
US$ millions	2006	2005	2006	2005
Cash at banks and in hand	204.9	133.2	–	26.4
Short-term time deposits	122.8	162.8	62.4	162.8
Total	327.7	296.0	62.4	189.2

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between five days and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The carrying amount of the cash and cash equivalents approximates to its fair value.

24. Inventories

	Consolidated	
US$ millions	**2006**	**2005**
Raw materials	216.1	177.2
Work in progress	5.9	5.6
Finished goods	107.8	91.0
Properties held for sale	37.6	29.2
Total	367.4	303.0

(A) The principal properties held by MPIC group for sale, included in properties held for sale, at 31 December 2006 are as follows:

Location	The Group's economic interest(%)	Approximate gross development area (sq.m.)[(i)]	Type	Status	Estimated completion date
Costa de Madera, San Juan	59.5	3,720,000	R, Ro	Planning	-
Tiaong, Quezon	29.3	3,226,873	R, Ro, F, C	Planning	-
Batulao, Batangas	95.9	2,107,050	R	Planning	-
Calasiao, Pangasinan	39.3	1,550,000	R	Planning	-
Lemery, Batangas	48.9	1,465,024	F	Completed	-
Calatagan, Batangas	29.3	981,598	Ro, C	Under construction	2010
Nasugbu, Batangas (Terrazas)	17.6	897,440	Ro	Under construction	2009
Nasugbu, Batangas (Punta Fuego)	26.9	455,238	Ro	Under construction	2008
Silang, Cavite	19.1	366,627	F	Under construction	2008
Cabanatuan, Nueva Ecija (Lakewood)	17.1	346,737	R	Completed	-
San Pablo, Laguna	29.3	338,435	R	Under construction	2011
Talisay, Cebu	63.9	332,000	R	Completed	-
Davao/Zamboanga/Iloilo	29.3	311,200	MP	Under construction	2014
San Pedro, Laguna	24.5	297,986	R	Under construction	2010
Baliuag, Bulacan (Waterwood 1)	32.4	264,574	R	Completed	-
Cabanatuan, Nueva Ecija (Courtyard)	33.8	228,831	R	Under construction	2010
Urdaneta, Pangasinan	15.2	141,182	R	Under construction	2008
Cagayan de Oro	20.5	120,000	MP	Under construction	2010
Muntinlupa City	39.1	97,000	R	Planning	-
Baliuag, Bulacan (Waterwood 2)	35.2	88,335	R	Under construction	2010
Lucena City, Quezon	79.6	40,076	R	Completed	-
Nasugbu, Batangas (Amara)	29.3	29,993	Ro	Under construction	2008
Baliuag, Bulacan (Waterwood 3)	48.9	17,382	R	Under construction	2010
Bajada, Davao	48.9	13,326	C	Completed	-
Legaspi City, Albay	24.0	11,022	C	Under construction	2008

R = Residential, Ro = Resort, F = Leisure Farms, C = Commercial, MP = Memorial Park

(i) The total area for sale as subdivisions and land designated for parks and open spaces

(B) At 31 December 2006, the inventories with a carrying amount of US$8.7 million (2005: US$12.6 million) were pledged as security for certain of the Group's banking facilities (Note 26(C)).

25. Accounts Payable, Other Payables and Accruals

US$ millions	Consolidated 2006	2005
Trade payables	135.1	172.7
Accrued expenses	79.5	44.8
Other payables	85.9	61.1
Total	300.5	278.6

The ageing profile of the trade payables is analyzed as follows:

US$ millions	Consolidated 2006	2005
0 to 30 days	129.0	160.8
31 to 60 days	0.4	1.7
61 to 90 days	0.7	1.3
Over 90 days	5.0	8.9
Total	135.1	172.7

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amount of the Group's accounts payable, other payables and accruals approximates to its fair value.

26. Borrowings

US$ millions	Effective interest rate (%)	Maturity	*Notes*	Consolidated 2006	2005
Short-term					
Bank loans	5.9 – 15.3 (2005: 8.9 – 18.0)	2007		505.5	221.3
Other loans	2.5 – 13.5 (2005: 2.5 – 13.5)	2007		3.4	123.7
Subtotal				508.9	345.0
Long-term					
Bank loans	7.6 – 15.3 (2005: 8.0 – 18.0)	2008 – 2013	*(A)*	247.7	57.9
Other loans	7.8 – 15.0 (2005: 2.5 – 13.5)	2008 – 2010	*(B)*	399.3	686.3
Subtotal				647.0	744.2
Total				1,155.9	1,089.2

The balance of the short-term borrowings includes US$150.3 million (2005: US$124.0 million) of the current portion of long-term borrowings.

During 2006, CAB Holdings Limited, a wholly-owned subsidiary company of the Company redeemed all of its outstanding secured bonds with a face value of US$108.0 million and Indofood repaid all of its Eurobonds with a face value of US$153.7 million.

The maturity profile of the Group's borrowings is as follows:

	Bank loans		Other loans		Consolidated	
US$ millions	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Not exceeding one year	505.5	221.3	3.4	123.7	508.9	345.0
More than one year but not exceeding two years	88.0	0.5	135.6	151.8	223.6	152.3
More than two years but not exceeding five years	57.1	1.7	262.4	516.9	319.5	518.6
More than five years	102.6	55.7	1.3	17.6	103.9	73.3
Total	753.2	279.2	402.7	810.0	1,155.9	1,089.2
Representing amounts repayable						
- Wholly within five years	650.6	223.5	401.4	792.4	1,052.0	1,015.9
- Not wholly within five years	102.6	55.7	1.3	17.6	103.9	73.3
Total	753.2	279.2	402.7	810.0	1,155.9	1,089.2

The carrying amounts of the borrowings are denominated in the following currencies:

	Consolidated	
US$ millions	**2006**	**2005**
Rupiah	642.3	542.8
U.S. dollar	459.1	501.7
Peso	50.6	44.7
Others	3.9	–
Total	1,155.9	1,089.2

An analysis of the carrying amounts of the borrowings into fixed and variable interest rates is as follows:

	Consolidated	
US$ millions	**2006**	**2005**
Fixed interest rate	441.4	703.4
Variable interest rate	714.5	385.8
Total	1,155.9	1,089.2

The carrying amounts and fair values of the long-term borrowings are as follows:

	Carrying amounts		Fair values	
US$ millions	**2006**	**2005**	**2006**	**2005**
Bank loans	247.7	57.9	249.3	60.6
Other loans	399.3	686.3	508.3	724.1
Total	647.0	744.2	757.6	784.7

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowing rates ranging from 7.9 per cent to 15.3 per cent (2005: 8.0 per cent to 12.5 per cent) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of the short-term borrowings approximate to their fair values.

Details of the borrowings are set out below:

(A) Long-term Bank Loans

The balance includes US$148.3 million (with an aggregate face value of US$149.9 million) of bank loans (2005: US$49.3 million) borrowed by various wholly-owned subsidiary companies of the Company with details summarized as follows:

(a) A US$49.4 million (with a face value of US$50.0 million) of bank loan (2005: US$49.3 million) drawn in November 2005 secured by the Group's 1.7 per cent interest in PLDT, subject to a variable LIBOR (London Inter-bank Offer Rates) based interest rate, which is repayable in November 2012.

(b) A US$49.4 million (with a face value of US$50.0 million) of bank loan (2005: Nil) secured by the Group's 1.5 per cent interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in July 2011.

(c) A US$49.5 million (with a face value of US$49.9 million) of bank loan (2005: Nil) secured by the Group's 1.1 per cent interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2013.

(B) Long-term Other Loans

The balance principally includes US$153.1 million (with a face value of US$146.3 million) of Exchangeable Notes (2005: US$193.1 million with a face value of US$199.0 million) issued by First Pacific Finance Limited (FPF), a wholly-owned subsidiary company of the Company, and two series of bonds issued by Indofood.

(a) Details of the Exchangeable Notes issued by FPF are summarized as follows:

On 18 January 2005, the Company issued US$199.0 million five-year zero coupon Exchangeable Notes through FPF. The Exchangeable Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company. The Exchangeable Notes with a face amount of US$52.7 million were converted during 2006, leaving an outstanding principal amount of US$146.3 million.

The Exchangeable Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Exchangeable Notes at 131.97 per cent of their principal amount on 18 January 2010. The noteholders have the option to put the Exchangeable Notes to FPF at 118.11 per cent of their principal amount on the third anniversary of the Exchangeable Notes.

The Exchangeable Notes carry an initial conversion premium of 21 per cent, which translates the conversion price into US$29.33 per PLDT share. Assuming a full exchange of the Exchangeable Notes, the Exchangeable Notes will be exchangeable into approximately 2.7 per cent of the total common shares issued by PLDT, which has been set aside in accordance with the terms and conditions of the Exchangeable Notes.

(b) Details of the bonds issued by Indofood are summarized as follows:

(I) Rupiah 1.2 trillion (with a face value of US$136.0 million) of Rupiah bonds (which represents the original amount issued in June 2003 of Rupiah 1.5 trillion (US$166.3 million) less repurchase of the bonds with a face value of Rupiah 0.3 trillion (US$30.3 million) during 2005) (2005: US$123.4 million), with a coupon rate of 13.5 per cent, are payable quarterly, and mature in June 2008; and

(II) Rupiah 1.0 trillion (with a face value of US$108.2 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$110.9 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.7 million) during 2005) (2005: US$98.8 million), with a coupon rate of 12.5 per cent, are payable quarterly, and mature in July 2009.

(C) Charges on Group Assets

At 31 December 2006, the total borrowings include secured bank and other borrowings of US$193.9 million (2005: US$187.5 million). Such bank and other borrowings were secured by the Group's property and equipment, plantations, available-for-sale assets, accounts receivables, pledged deposits and inventories equating to a net book value of US$84.1 million (2005: US$45.2 million) and the Group's interest of 4.3 per cent (2005: 1.7 per cent) in PLDT.

(D) Bank Covenants

The Group has complied with all of its bank covenants, except for those related to Metro Pacific. Since the fourth quarter of 2001, Metro Pacific has been unable to meet its debt obligations. At 31 December 2006, Metro Pacific had Pesos 485 million (US$9.9 million) outstanding debt obligations. Metro Pacific has reached agreements with certain of its creditors for the settlement of some of the debt obligations and anticipates to reduce the outstanding debt obligations to less than Pesos 200 million (US$4.1 million) during 2007.

27. Provision for Taxation

US$ millions	Consolidated 2006	2005
At 1 January	11.2	26.2
Exchange translation	1.2	(1.2)
Acquisition of subsidiary companies *(Note 33(C))*	0.3	–
Disposal of subsidiary companies *(Note 33(D))*	(0.1)	–
Provision for taxation on estimated assessable profits for the year *(Note 7)*	52.5	28.9
Transfer to deferred tax *(Note 21)*	(1.7)	(0.3)
Total	63.4	53.6
Tax paid	(40.3)	(42.4)
At 31 December	23.1	11.2

28. Deferred Liabilities and Provisions

US$ millions	Pension	Deferred income	Long-term payables	Others	Consolidated 2006	2005
At 1 January	51.2	26.0	14.5	16.3	108.0	125.2
Exchange translation	4.4	0.2	1.3	0.2	6.1	(0.5)
Additions	8.7	–	1.0	12.8	22.5	30.9
Acquisition of subsidiary companies *(Note 33(C))*	0.2	–	–	–	0.2	–
Disposal of subsidiary companies *(Note 33(D))*	(1.5)	–	–	(0.3)	(1.8)	–
Payment and utilization	(0.2)	(3.8)	(7.0)	(15.3)	(26.3)	(27.8)
Reclassification	–	–	–	–	–	(19.8)
At 31 December	62.8	22.4	9.8	13.7	108.7	108.0
Presented As:						
Current Portion	–	1.3	1.6	13.7	16.6	15.3
Non-current Portion	62.8	21.1	8.2	–	92.1	92.7
Total	62.8	22.4	9.8	13.7	108.7	108.0

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for service agreement (Note 37(J)).

The long-term payables mainly relate to MPIC's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property and equipment.

The others mainly relate to a restructuring provision and provisions for warranty claims. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

29. Share Capital

US$ millions	Consolidated and Company 2006	2005
Authorized		
5,000,000,000 (2005: 5,000,000,000) ordinary shares of U.S. 1 cent each	50.0	50.0
Issued and fully paid		
At 1 January	31.9	31.9
Issue of shares upon the exercise of share options	0.1	-
At 31 December		
3,204,793,003 (2005: 3,188,833,003) ordinary shares of U.S. 1 cent each	32.0	31.9

During the year, 15,960,000 share options were exercised at an exercise price of HK$1.76 per share, resulting in the issue of 15,960,000 new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$28.1 million (US$3.6 million). Details of the Company's share option scheme are set out in Note 36(D)(a) to the Financial Statements.

30. Other Reserves

An analysis of the Group's exchange reserve, by principal operating company, is set out below:

US$ millions	Consolidated 2006	2005
PLDT	(44.7)	(29.3)
Indofood	(2.6)	(25.0)
Others	4.6	3.4
Total	(42.7)	(50.9)

An analysis of the accumulated reserves of the associated companies, included within the consolidated reserves, is set out below:

US$ millions	Consolidated 2006	2005
Revenue reserve	(858.2)	(962.4)
Exchange reserve	(44.8)	(29.3)
Unrealized (losses)/gains on cash flow hedges	(6.6)	4.0
Total *(Note 14)*	(909.6)	(987.7)

The contributed surplus of the Company arose from the reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

31. Minority Interest

An analysis of the Group's minority interest, by principal operating company, is set out below:

	Consolidated	
US$ millions	**2006**	**2005**
Indofood	420.2	296.1
MPIC/Metro Pacific	29.9	27.8
Total	450.1	323.9

32. Derivative Liability

The derivative liability represents the fair value of the option embedded in the Exchangeable Notes issued by FPF. Details regarding the issue of the Exchangeable Notes are set out in Note 26(B)(a).

The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$99.6 million (2005: US$39.3 million) on a mark-to-market basis at 31 December 2006. The increase during the year primarily reflects an increase in PLDT share price, partly offset by an amount realized upon partial settlement of the Exchangeable Notes.

33. Notes to the Consolidated Cash Flow Statement

(A) Acquisition of Assets Designated as Financial Assets at Fair Value through Profit or Loss

The cash outflow of US$73.7 million (2005: Nil) relates principally to the Group's acquisition of 1.1 per cent interest in PLDT and designated as financial assets at fair value through profit or loss.

(B) Increased Investment in an Associated Company

The cash outflow of US$37.3 million (2005: US$57.3 million) relates to the Group's increased investment in PLDT.

(C) *Acquisition of Subsidiary Companies*

US$ millions	Fair value recognized on acquisition: Indofood's acquisition of Pacsari Pte Ltd (PPL)	Indofood's acquisition of PT Sarana Inti Pratama (SAIN) and its subsidiary companies	Others	2006 Total	2005 Indofood's acquisition of Silveron Investments Limited and its subsidiary companies, PT Kebun Mandiri Sejahtera and others Total	Carrying amount immediately before the acquisition: 2006 Total	2005 Total
Consideration							
Cash and cash equivalents	40.5	1.5	0.2	42.2	9.6		
Associated companies	-	-	0.6	0.6	-		
Accounts receivable, other receivables and prepayments (Current) *(i)*	-	14.9	0.6	15.5	16.7		
Other non-current assets *(ii)*	-	-	5.2	5.2	-		
Total	40.5	16.4	6.6	63.5	26.3		
Net Assets							
Property and equipment *(Note 11)*	87.9	1.5	5.6	95.0	2.7	39.0	2.1
Plantations *(Note 12)*	-	26.4	-	26.4	18.1	3.6	8.2
Accounts receivable, other receivables and prepayments (Non-current)	-	2.9	-	2.9	-	2.9	-
Prepaid land premiums *(Note 19)*	-	1.9	-	1.9	-	1.4	-
Deferred tax assets *(Note 21)*	-	1.0	0.3	1.3	1.3	1.3	1.3
Other non-current assets	-	4.8	1.2	6.0	1.9	5.1	1.9
Cash and cash equivalents	9.1	0.6	0.9	10.6	3.4	10.6	3.4
Accounts receivable, other receivables and prepayments (Current)	0.2	0.4	4.2	4.8	7.2	4.8	7.2
Inventories	0.1	0.3	1.1	1.5	1.2	1.5	1.2
Accounts payable, other payables and accruals	(5.4)	(3.7)	(4.6)	(13.7)	(4.2)	(13.7)	(4.2)
Short-term borrowings	(15.1)	-	-	(15.1)	(1.1)	(15.1)	(1.1)
Provision for taxation *(Note 27)*	-	(0.1)	(0.2)	(0.3)	-	(0.3)	-
Long-term borrowings	-	(4.2)	-	(4.2)	(1.4)	(4.2)	(1.4)
Deferred liabilities and provisions *(Note 28)*	-	(0.1)	(0.1)	(0.2)	-	(0.2)	-
Deferred tax liabilities *(Note 21)*	(15.5)	(8.1)	(1.2)	(24.8)	(3.7)	-	(0.6)
Total Net Assets	61.3	23.6	7.2	92.1	25.4	36.7	18.0

US$ millions	Fair value recognized on acquisition: Indofood's acquisition of Pacsari Pte Ltd (PPL)	Indofood's acquisition of PT Sarana Inti Pratama (SAIN) and its subsidiary companies	Others	2006 Total	2005 Indofood's acquisition of Silveron Investments Limited and its subsidiary companies, PT Kebun Mandiri Sejahtera and others Total	Carrying amount immediately before the acquisition: 2006 Total	2005 Total
Minority interest	(27.9)	(7.4)	(0.6)	(35.9)	(0.8)		
Total Share of Net Assets Acquired at Fair Value	33.4	16.2	6.6	56.2	24.6		
Goodwill *(Note 18)*	7.1	0.2	-	7.3	4.4		
Excess over the Cost of a Business Combination *(Note 6)*	-	-	-	-	(2.7)		
Total	7.1	0.2	-	7.3	1.7		
Net (Outflow)/Inflow of Cash and Cash Equivalents per the Consolidated Cash Flow Statement	(31.4)	(0.9)	0.7	(31.6)	(6.2)		

(i) Mainly represents the deposit paid for the acquisition of SAIN's convertible bonds made by PT Salim Ivomas Pratama (SIMP), a subsidiary company of Indofood, in December 2005

(ii) Represents Indofood's investment in PT Pelayaran Tahta Bahtera's convertible bonds in November 2005

In June 2006, Indofood acquired a 55.0 per cent interest in PPL for US$40.5 million and SIMP completed the acquisition of a 70.0 per cent interest in SAIN for US$16.4 million. PPL engages in shipping operations and SAIN engages in the operations of oil palm breeding, research management and plantations in Indonesia.

Since the date of acquisitions, the above acquired companies recorded a loss for the year of US$0.7 million, which is included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2006, the turnover and profit for the year of the Group for the year ended 31 December 2006 would have been US$2,506.9 million and US$223.9 million, respectively. The subsidiary companies acquired during the year had net cash inflows from operating and investing activities, of US$2.6 million and US$4.1 million, respectively and had a cash outflow of US$11.6 million in respect of financing activities during the year.

(D) *Disposal of Subsidiary Companies*

US$ millions	**Nenaco and its subsidiary companies**
Property and equipment *(Note 11)*	20.6
Other non-current assets	1.4
Cash and cash equivalents	0.9
Accounts receivable, other receivables and prepayments (Current)	3.7
Inventories	0.8
Non-current assets held for sale	6.9
Accounts payable, other payables and accruals	(10.6)
Provision for taxation *(Note 27)*	(0.1)
Long-term borrowings	(23.9)
Deferred liabilities and provisions *(Note 28)*	(1.8)
Deferred tax liabilities *(Note 21)*	(4.9)
Total Net Assets Disposed Of	(7.0)
Gain on disposal *(Note 6)*	7.1
Consideration	
Cash and cash equivalents	0.1
Net Outflow of Cash and Cash Equivalents per the Consolidated Cash Flow Statement	(0.8)

(E) *Pledged Deposits and Restricted Cash*

At 31 December 2006, the Group has US$30.0 million of pledged bank deposits (2005: Nil) and US$1.3 million (2005: US$4.7 million) of cash which was restricted as to use. All of the US$31.3 million (2005: US$4.7 million) pledged deposits and restricted cash are expected to be released within one year from 31 December 2006 and required to be classified as current assets.

The pledged deposits with a net book amount of US$30.0 million (2005: Nil) was pledged as security for certain of the Group's banking facilities (Note 26(C)).

(F) *Major Non-cash Transactions*

(a) During the year, the Group settled US$50.1 million of the Head Office's Exchangeable Notes through the transfer of 0.9 per cent of PLDT shares.

(b) On 16 August 2006, Indofood completed merger between its wholly-owned edible oils and fats subsidiary companies and SIMP through share swap. Please refer to Note 37(E) for details.

(c) On 8 December 2006, MPIC acquired a 96.6 per cent interest in Metro Pacific through share swap. Please refer to Note 37(H) for details.

The Group has applied merger accounting in accounting for the common control combination transactions described in (b) and (c) above.

34. Commitments and Contingent Liabilities

(A) Capital Expenditure

US$ millions	Consolidated 2006	2005
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	179.1	15.1
Contracted, but not provided for	4.8	7.5
Total	183.9	22.6

The Group's capital expenditure commitments principally relate to Indofood's purchase of property and equipment.

At 31 December 2006, the Company has no commitments in respect of capital expenditure (2005: Nil).

(B) Leasing Commitments

At 31 December 2006, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows:

US$ millions	Consolidated 2006	2005
Land and Buildings		
– Within one year	5.2	3.5
– Between two and five years inclusive	9.4	9.8
– After five years	3.6	4.2
Subtotal	18.2	17.5
Plant and Equipment		
– Within one year	0.5	0.5
– Between two and five years inclusive	2.1	1.0
– After five years	0.5	0.2
Subtotal	3.1	1.7
Total	21.3	19.2

At 31 December 2006, the Company did not have any leasing commitments (2005: Nil).

(C) Contingent Liabilities

At 31 December 2006, neither the Group nor the Company had any significant contingent liabilities (2005: Nil).

35. Employees' Benefits

(A) Remuneration

US$ millions	Consolidated 2006	2005
Basic salaries	149.3	121.2
Bonuses	31.4	23.4
Benefits in kind	35.1	19.5
Pension contributions	8.3	8.4
Retirement and severance allowances	10.1	20.9
Equity-settled share option expense	3.0	5.2
Total *(Note 6)*	237.2	198.6
Average Number of Employees	48,382	47,881

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 36(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes covering approximately 23,744 (2005: 22,001) employees.

(a) Defined contribution schemes

The Group operates five (2005: six) defined contribution schemes covering approximately 22,907 (2005: 20,686) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2005: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2005: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2006, no amounts (2005: Nil) were used for this purpose. At 31 December 2006, the forfeited contributions had been fully utilized.

(b) Defined benefit schemes

The Group operates three (2005: four) defined benefit schemes covering approximately 837 (2005: 1,315) employees. The assets of two of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by PT Sentra Jasa Aktuaria's actuary (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. and Mr. Orlando J. Manalang, FASP (members of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2006, the Group's level of funding in respect of its defined benefit schemes was 64.4 per cent (2005: 45.8 per cent).

(I) The amount of deficit under the defined benefit schemes included in the balance sheet is as follows:

US$ millions	Consolidated 2006	2005
Present value of defined benefit obligations	(10.5)	(11.0)
Fair value of plan assets	6.8	6.2
Liability in the Balance Sheet	(3.7)	(4.8)

(II) The changes in the present value of the defined benefit obligations during the year are as follows:

US$ millions	Consolidated 2006	2005
At 1 January	(11.0)	(9.0)
Exchange translation	(1.6)	0.8
Current service cost	(0.4)	(0.4)
Past service cost – vested benefits	–	(0.4)
Past service cost – non-vested benefits	0.9	(1.9)
Interest cost on obligation	(1.4)	(1.2)
Actuarial gains/(losses)	0.1	(0.1)
Liabilities extinguished on settlements	0.1	–
Disposal of subsidiary companies	0.5	–
Benefit paid	2.3	1.2
At 31 December	(10.5)	(11.0)

(III) The changes in the fair value of plan assets during the year are as follows:

US$ millions	Consolidated 2006	2005
At 1 January	6.2	6.4
Exchange translation	0.1	(0.7)
Expected return	0.6	0.5
Actuarial losses	(0.2)	–
Contributions by employer	2.6	–
Disposal of subsidiary companies	(0.2)	–
Benefit paid	(2.3)	–
At 31 December	6.8	6.2

The overall expected rate of return on assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

(IV) The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	Consolidated 2006	2005
Indonesian equities	99%	96%
Philippines equities	1%	4%

(V) Amounts for the current and previous four years are as follows:

US$ millions	Consolidated 2006	2005	2004	2003	2002
Defined benefit obligation	(10.5)	(11.0)	(9.0)	(11.0)	(9.5)
Plan assets	6.8	6.2	6.4	6.8	5.1
Deficit	(3.7)	(4.8)	(2.6)	(4.2)	(4.4)
Experience adjustments on plan liabilities	(0.1)	(2.3)	(1.0)	–	–
Experience adjustments on plan assets	–	–	–	–	–

(VI) The amount recognized in the profit and loss statement is analyzed as follows:

US$ millions	Consolidated 2006	2005
Current service cost	0.4	0.4
Past service cost	(0.9)	2.3
Interest cost on obligation	1.4	1.2
Expected return on plan assets	(0.6)	(0.5)
Net actuarial losses recognized in the year	0.1	0.1
Total Included in Employees' Remuneration (Included in Cost of Sales, Distribution Costs and Administrative Expenses)	0.4	3.5
Actual Return on Plan Assets	10%	8%

(VII) Principal actuarial assumptions (weighted average) at 31 December are as follows:

	2006	2005
Discount rate	11%	11%
Expected return on plan assets	10%	10%
Future salary increases	7%	7%
Future pension increases	7%	7%
Average remaining working life of employees (years)	7.3	12.0

(VIII) The Group expects to contribute US$0.5 million to its defined benefit schemes in 2007.

(C) Loans to Officers

During 2006 and 2005, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

36. Directors' and Senior Executives' Remuneration

(A) Directors' Remuneration

The tables below show the remuneration of Directors on an individual basis.

Directors' Remuneration – 2006

	Non-performance based			Performance	Equity-settled			
		Other	Pension	based	share option			2006
US$'000	Salaries	benefits	contributions	payments[1]	expense	Fees[2]	Emoluments[3]	Total
Chairman								
Anthoni Salim	464	-	-	-	-	-	-	464
Executive Directors								
Manuel V. Pangilinan, Managing Director and Chief Executive Officer	1,502	89	91	1,455	729	-	-	3,866
Edward A. Tortorici	1,076	153	1,284	-	729	-	-	3,242
Robert C. Nicholson	817	27	2	478	562	-	-	1,886
Non-executive Directors								
Ambassador Albert F. del Rosario	-	-	-	-	-	92	-	92
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	-	-	-	-
Independent Non-executive Directors								
Graham L. Pickles	-	-	-	-	-	95	-	95
Edward K.Y. Chen, GBS, CBE, JP	-	-	-	-	-	60	-	60
David W.C. Tang, OBE, Chevalier de L'Ordre des Arts et des Lettres	-	-	-	-	-	45	77	122
Total	3,859	269	1,377	1,933	2,020	292	77	9,827

Directors' Remuneration – 2005

US$'000	Non-performance based			Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2005 Total
	Salaries	Other benefits	Pension contributions					
Chairman								
Anthoni Salim	435	-	-	-	-	-	-	435
Executive Directors								
Manuel V. Pangilinan, Managing Director and Chief Executive Officer	1,467	210	91	1,008	1,224	-	-	4,000
Edward A. Tortorici	900	195	1,164	-	1,224	-	-	3,483
Robert C. Nicholson	933	21	2	467	941	-	-	2,364
Non-executive Directors								
Ambassador Albert F. del Rosario	-	-	-	-	119	25	-	144
Sutanto Djuhar	-	-	-	-	-	-	-	-
Tedy Djuhar	-	-	-	-	-	-	-	-
Ibrahim Risjad	-	-	-	-	-	-	-	-
Benny S. Santoso	-	-	-	-	119	-	-	119
Independent Non-executive Directors								
Graham L. Pickles	-	-	-	-	119	65	-	184
Edward K.Y. Chen, GBS, CBE, JP	-	-	-	-	119	55	-	174
David W.C. Tang, OBE, Chevalier de L'Ordre des Arts et des Lettres	-	-	-	-	119	30	77	226
Total	3,735	426	1,257	1,475	3,984	175	77	11,129

(i) Performance based payments comprise performance bonuses and long-term monetary incentive awards

(ii) For meetings attended

(iii) For consultancy services provided to the Company

Included in the total Directors' remuneration is an amount of US$1.1 million (2005: US$0.8 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) *Senior Executives' Remuneration*

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed those of the Company's Directors. Two (2005: Two) senior executives were among the Group's five highest earning employees. The remaining three (2005: three) of the five highest earning employees are the Company's Directors.

US$ millions	**2006**	**2005**
Non-performance based		
– Salaries and benefits	0.7	0.6
Performance based		
– Bonuses and long-term monetary incentive awards	0.3	0.2
Equity-settled share option expense	0.3	0.6
Total	1.3	1.4

The table below shows the remuneration of the two (2005: two) senior executives who were among the Group's five highest earning employees in 2006.

Remuneration bands	**2006 Number**	**2005 Number**
US$573,001 – US$637,000	1	–
US$637,001 – US$701,000	1	1
US$701,001 – US$765,000	–	1
Total	2	2

(C) *Key Management Personnel Compensation*

	Consolidated	
US$ millions	**2006**	**2005**
Non-performance based		
– Salaries and benefits	13.3	11.0
– Pension contributions	1.5	1.4
Performance based		
– Bonuses and long-term monetary incentive awards	5.2	3.4
Equity-settled share option expense	3.0	5.2
Total	23.0	21.0

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2006 are set out below.

(a) Particulars of the Company's share option scheme

Company	Share options held at 1 January 2006	Share options granted during the year	Share options exercised during the year	Share options held at 31 December 2006	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	-	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	-	(14,120,000)	17,680,000	1.76	1.76	3.68	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	-	-	24,500,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Non-Executive Directors											
Ambassador Albert F. del Rosario	2,840,000	-	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	-	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Independent Non-Executive Directors											
Graham L. Pickles	2,840,000	-	(1,840,000)	1,000,000	1.76	1.76	3.56 - 3.76	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, *GBS, CBE, JP*	2,840,000	-	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Senior Executives	32,286,000	-	-	32,286,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	-	4,500,000	-	4,500,000	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
Total	131,746,000	4,500,000	(15,960,000)	120,286,000							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant directors and executives of the Company share options as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for ten years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each a share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of the SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of the SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of commensurate with the Company's shares the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

On 1 June 2006, 4,500,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$1.554 or an aggregate value of US$0.9 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$3.25
Exercise price	HK$3.275
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	50 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.71 per cent per annum

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.79 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 100 per cent higher than the exercise price.

The binomial model, applied for determining of the estimated values of the share options granted under the Company's Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note 2(D)(q)(III) to the Financial Statements.

(b) Particulars of Metro Pacific's share option schemes

Metro Pacific	Share options held at 1 January 2006	Share options conceled during the year	Reduction in share options upon share consolidation[i]	Share options held at 31 December 2006	Share option exercise price[ii] (Peso)	Market price at date of grant[ii] (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	315,684	(267,649)	(45,634)	2,401	69.2	71.4	1 August 1997	August 1997	August 2007

(i) As a result of a 20-to-1 share consolidation for Metro Pacific in August 2006

(ii) Price adjusted for the 20-to-1 share consolidation mentioned in (i) above

On 15 May 1990, Metro Pacific approved a share option scheme (Old Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options at any time. At 31 December 2006, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 2,401, which represents less than 0.01 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offered shall be determined by Metro Pacific's directors at their absolute discretion, but in any event shall not be less than (i) the average of the official closing prices of the shares on the Philippine Stock Exchange (PSE) for the 20 trading days immediately preceding the relevant offer date or (ii) the par value of the shares.

On 12 August 2005, the shareholders of Metro Pacific approved a new share option scheme (New Scheme) under which Metro Pacific's directors may, at their discretion, invited executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The New Scheme is valid for ten years and became effective on 12 August 2005.

The maximum number of shares on which options may be granted under the New Scheme may not exceed 10 per cent of the issued share capital of Metro Pacific less the number of options outstanding under the Old Scheme. Upon the adoption of the New Scheme, no further share options will be granted under the Old Scheme. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option grant under the New Scheme shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than (i) the closing price of the Metro Pacific's shares for one or more board lots of such Metro Pacific's shares on the PSE on the option grant date; (ii) the average closing price of the Metro Pacific's shares for one or more board lots of such Metro Pacific shares on the PSE for the five business days immediately preceding the option grant date; or (iii) the par value of the Metro Pacific shares, whichever is higher.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option schemes.

37. Related Party Transactions

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, NTT DoCoMo, Inc. and NTT Communications, Inc. which governs the shareholding arrangements and other business arrangements, including the rollout and development of 3G services in the Philippines, between the parties.

(B) In April 2006, a company in which the Company has 100 per cent economic interest converted its Pesos 450 million (US$8.6 million) investment in Metro Pacific's preferred shares into common shares at Peso 1 per share, which increased the Group's economic interest in Metro Pacific from 75.5 per cent to 76.1 per cent.

(C) In April 2006, MPIC acquired Metro Pacific's entire 51.0 per cent interest in Landco, Inc. for a consideration of Pesos 667.7 million (US$12.8 million) and a Pesos 137.7 million (US$2.6 million) receivable from Landco, Inc. at its face value. The Group has applied merger accounting in accounting for this common control combination transaction. In May 2006, MPIC converted the said receivable from Landco, Inc. into new shares in Landco, Inc., with a pro-rated contribution of Pesos 132.2 million (US$2.5 million) from AB Holdings, Inc., the 49 per cent shareholder of Landco, Inc.

(D) In May 2006, Metro Pacific repaid its outstanding liabilities owed to certain wholly-owned subsidiary companies of the Company totaling Pesos 854 million (US$16.4 million).

(E) On 16 August 2006, Indofood completed a merger between its wholly-owned edible oils and fats subsidiary companies and SIMP, through the issue of new shares by SIMP to Indofood in exchange for the full ownership of the edible oils and fats business. As a result, Indofood's effective interest in the merged SIMP increased to approximately 84 per cent from 80 per cent.

(F) On 16 August 2006, SIMP entered into a conditional sale and purchase agreement with Rascal Holdings Limited (Rascal), a company owned by the Chairman of the Company, in relation to the purchase of a 60 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.8 million). Completion of the acquisition is conditional upon fulfillment of various conditions precedent. The transaction was completed on 9 March 2007. Please refer to Note 39(D) for details.

(G) In November 2006, Metro Pacific Holdings Inc., a company in which the Company has a 100 per cent economic interest, advanced US$60.3 million to MPIC for the purpose of financing MPIC's bidding for Maynilad Water.

(H) On 8 December 2006, MPIC issued new shares to 96.6 per cent of the existing shareholders of Metro Pacific (which include the Company's subsidiary companies holding an aggregate 76.1 per cent in Metro Pacific) in exchange for those Metro Pacific shareholders' ownership in Metro Pacific. As a result, the Group's economic interest in MPIC reduced to approximately 95.9 per cent from 100 per cent.

(I) On 21 December 2006, Metro Pacific sold approximately an 83.7 per cent equity interest in Nenaco (which reduced its interest in Nenaco from 99.0 per cent to 15.3 per cent) to a company owned by members of Nenaco's management team led by a former director of Metro Pacific.

(J) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2005: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting on 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were prepaid for the whole 25-year period.

The total fees under these arrangements amounted to Pesos 591 million (US$11.6 million) for the year ended 31 December 2006 (2005: Pesos 567 million or US$10.3 million). At 31 December 2006, ALBV had an outstanding receivable under the technical assistance agreement amounting to Pesos 128 million (US$2.6 million) (2005: Pesos 194 million or US$3.7 million). At 31 December 2006, the outstanding prepaid management fees amounted to Pesos 869 million (US$17.7 million) (2005: Pesos 920 million or US$17.3 million).

(K) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions	**Consolidated**	
For the year ended 31 December	**2006**	**2005**
US$ millions		
Profit and Loss Items		
Sales of finished goods		
– to associated companies	45.9	40.2
– to affiliated companies	36.1	33.3
Purchases of raw materials		
– from associated companies	40.1	25.9
– from affiliated companies	5.0	5.5
Management and technical services fee income and royalty income		
– from associated companies	0.8	0.4
– from affiliated companies	3.7	3.1
Insurance expenses		
– to affiliated companies	3.2	–
Rental expenses		
– to affiliated companies	1.3	1.4
Transportation and pump services expenses		
– to affiliated companies	0.5	1.0

Approximately three per cent (2005: four per cent) of Indofood's sales and three per cent (2005: two per cent) of its purchases were transacted with these related companies.

Nature of balances	**Consolidated**	
At 31 December	**2006**	**2005**
US$ millions		
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	1.6	0.1
– from affiliated companies	4.8	4.8
Accounts receivable – non-trade		
– from associated companies	–	0.1
– from affiliated companies	7.5	5.9
Accounts payable – trade		
– to associated companies	4.8	6.4
– to affiliated companies	1.1	1.2

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(L) Details of compensation of key management personnel of the Group during the year are set out in Note 36(C) to the Financial Statements.

38. Financial Risk Management

The Group's principal financial instruments, other than derivatives, comprise bank loans and other interest-bearing loans, and cash and short-term time deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally interest rate swap and foreign exchange contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(D)(t) to the Financial Statements.

(A) Market Risk

(a) Currency risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning. In addition to natural hedges, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, the aforementioned derivative instruments of the Group do not qualify as effective hedges and therefore not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

(b) Price risk

The Group is exposed to commodity price risk, especially wheat and CPO, which are the raw materials used to manufacture the Group's products, which depends on the level of demand and supply in the market, and the global economic environment. The Group is also exposed to commodity price risk as changes in fair values of future commodity contracts used by certain subsidiary companies to manage their exposures on commodity price fluctuations are directly recognized to the profit and loss statement. Such future commodity contracts also do not qualify as effective hedges and therefore not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The Group is also exposed to the changes in the market value of its equity investments.

(B) *Credit Risk*

For the consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantee. For the property business, transfers of property title are effected upon full payment of the purchase price. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which comprise cash and cash equivalents, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group has no significant concentrations of credit risk.

(C) *Liquidity Risk*

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity capital issues.

(D) *Fair Value and Cash Flow Interest Rate Risk*

The Group's interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At 31 December 2006, 38.2 per cent of the Group's borrowings were at fixed rates.

The value of the Group's investments in fixed rate debentures/debt securities fluctuates as a result of changes in market interest rates and the changes in their values are recognized in the Group's equity.

39. Subsequent Events

(A) On 8 January 2007, the Company obtained the approval from its shareholders to complete the listing of Indofood's oil palm plantations and edible oils and fats businesses through a reverse takeover of IndoAgri (formerly known as ISG Asia Limited and CityAxis Holdings Limited, a company listed on the Singapore Exchange Securities Trading Limited (SGX – ST) Dealing and Automated Quotation System). The reverse takeover was completed on 23 January 2007. A provisional estimate of the goodwill that will arise (subject to further assessment of the fair value of share of identified assets acquired and liabilities and contingent liabilities assumed) from the acquisition of IndoAgri amounts to approximately US$8 million.

Upon completion of the reverse takeover, Indofood's 83.8 per cent owned subsidiary, Indofood Singapore Holdings Pte Ltd (ISHPL), became the majority shareholder of IndoAgri owning a controlling interest of approximately 98.7 per cent of the enlarged issued share capital of IndoAgri. To comply with the SGX-ST's rules on shareholding spread and distribution requirements, IndoAgri carried out a placement of 338.0 million new shares at a price of 1.25 Singapore dollars per share (which raised gross proceeds of approximately US$270.8 million) in February 2007. The placement shares represent approximately 25 per cent of the enlarged share capital of IndoAgri after the placement. Following the placement, ISHPL's effective interest in IndoAgri was diluted from approximately 98.7 per cent to approximately 74.0 per cent.

The Group is expected to record a dilution gain of approximately US$50 million in 2007 in respect of IndoAgri's share placement.

(B) On 10 January 2007, DMCI-MPIC Water Company Inc. (DMCI-MPIC), a 50.0 per cent owned joint venture company of MPIC, acquired a 84.0 per cent equity interest in Maynilad Water Services, Inc. (Maynilad Water) for a total consideration of US$25.7 million (accompanied by estimated transaction costs of US$17.6 million and an arbitration cost of US$2.5 million). In addition, DMCI-MPIC (i) repaid on behalf of Maynilad Water US$31.0 million of financial assistance previously provided by Metropolitan Waterworks and Sewerage System (MWSS) to Maynilad Water, (ii) will contribute additional equity to Maynilad Water for funding its requirement for its capital expenditure and repayment to its existing creditors which amounts to US$444.7 million over a period of three years and (iii) established a performance bond in an amount of US$12.0 million in respect of Maynilad Water's obligations under the concession. Maynilad Water holds an exclusive concession, granted by MWSS on behalf of the Philippine Government, to provide water and sewerage services in the area of West Metro Manila. Since DMCI-MPIC is a jointly-controlled entity, the Group adopted proportionate consolidation in accounting for the financial results and financial position of its investment in DMCI-MPIC. The provisional impact of this acquisition on the financial position of the Group based on the existing carrying amounts of Maynilad Water's assets and liabilities (subject to further assessment of the fair value of share of identifiable assets acquired and liabilities and contingent liabilities assumed) is summarized as follows:

US$ millions	
50 Per Cent Share of Consideration	
Cash and cash equivalents	22.9
50 Per Cent Share of Net Assets	
Property and equipment	62.1
Deferred tax assets	2.3
Other non-current assets	135.8
Cash and cash equivalents	20.0
Available-for-sale assets (Current)	8.3
Accounts receivable, other receivables and prepayments (Current)	23.2
Accounts payable, other payables and accruals	(56.5)
Short-term borrowings	(13.7)
Long-term borrowings	(75.0)
Deferred liabilities and provisions	(73.2)
Minority interest	(5.3)
Total Share of Net Assets Acquired at Fair Value	28.0
Excess over the Cost of a Business Combination to be Recognized as Income	5.1

(C) On 28 February 2007, after obtaining the approval from the Company's shareholders at a SGM, the Group completed the acquisition of an approximately 46 per cent additional interest in Philippine Telecommunications Investment Corporation (PTIC), which represents approximately a 6.4 per cent interest in PLDT, for a total consideration of approximately Pesos 25.2 billion (US$510.6 million). The acquisition was made in the context of a public auction by the Philippine Government of its approximately 46 per cent interest in PTIC with the Group exercising the "right to match" the highest bid received in the auction. PTIC holds PLDT shares representing approximately 13.8 per cent of PLDT's issued common share capital.

(D) On 9 March 2007, PT Salim Ivomas Pratama, a 64.2 per cent owned subsidiary company of Indofood, completed the acquisition of a 60 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land for a consideration of Rupiah 125 billion (US$13.8 million) from Rascal Holdings Limited, a company owned by the Chairman of the Company. The provisional impact of this acquisition on the financial position of the Group (subject to further assessment of fair value of the share of identifiable assets acquired and liabilities and contingent liabilities assumed) is summarized as follows:

US$ millions	**Fair value recognized on acquisition**	**Carrying amount immediately before the acquisition**
Consideration		
Cash and cash equivalents	13.8	
Net Assets		
Property and equipment	3.2	2.6
Plantations	15.4	11.4
Prepaid land premiums	9.6	1.0
Deferred tax assets	0.2	0.2
Cash and cash equivalents	0.3	0.3
Accounts receivable, other receivables and prepayments (Current)	1.0	1.0
Inventories	0.6	0.6
Accounts payable, other payables and accruals	(5.6)	(5.6)
Short-term borrowings	(0.1)	(0.1)
Deferred tax liabilities	(4.0)	–
Total Net Assets	20.6	11.4
Minority interest	(8.2)	
Total Share of Net Assets Acquired at Fair Value	12.4	
Goodwill	1.4	

40. **Approval of the Financial Statements**

The Financial Statements were approved and authorized for issue by the Board of Directors on 11 April 2007.

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/ business area	:	The Philippines
Issued number of shares	:	188.4 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	23.6 per cent/29.9 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/ business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Investments Corporation

MPIC is a Manila, Philippines-based investment holding and management company listed on the Philippine Stock Exchange. MPIC's business activity comprises its interest in a 50.0 per cent owned joint venture which holds an 84.0 per cent interest in Maynilad Water Services, Inc. and its real estate subsidiary Landco Pacific Corporation.

Sector	:	Infrastructure and Property
Place of incorporation/ business area	:	The Philippines
Issued number of shares	:	1,199.0 million
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	95.9 per cent

Further information on MPIC can be found at www.mpic.com.ph

Level Up! International Holdings Pte Ltd

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	:	Online games
Place of incorporation/ business area	:	Singapore/The Philippines, Brazil and India
Issued number of shares	:	413,869
Particular of issued shares held	:	Ordinary shares of US$8 par value
Economic interest/voting interest	:	25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

Set out below are the unaudited condensed consolidated financial statements of the Company for the periods ended 30 June 2007 and 30 June 2006, together with the notes thereon.

Condensed Consolidated Profit and Loss Statement
For the six months ended 30 June

		(Unaudited)	
		2007	**2006**
	Notes	*US$ millions*	*US$ millions*
Turnover	2	1,405.9	1,136.5
Cost of sales		(1,075.7)	(851.2)
Gross Profit		330.2	285.3
Gain on divestments and dilutions		292.2	17.3
Distribution costs		(113.9)	(95.8)
Administrative expenses		(91.6)	(65.6)
Other operating income/(expenses), net		14.6	(13.8)
Net borrowing costs	3	(69.8)	(58.7)
Share of profits less losses of associated companies		87.3	68.2
Profit Before Taxation	4	449.0	136.9
Taxation	5	(55.7)	(39.6)
Profit for the Period		393.3	97.3
Attributable to:			
Equity holders of the parent	6	301.6	72.2
Minority interest		91.7	25.1
		393.3	97.3
Ordinary Share Dividend	7		
U.S. 0.26 cent (2006: U.S. 0.13 cent) per share		8.2	4.1
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	8		
Basic		9.41	2.26
Diluted		9.20	2.23

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Balance Sheet

	Notes	(Unaudited) At 30 June 2007 US$ millions	At 31 December 2006 US$ millions
Non-current Assets			
Property, plant and equipment	9	833.0	716.8
Plantations		316.2	275.0
Associated companies	10	1,001.3	471.0
Intangible assets	11	249.4	–
Financial assets at fair value through profit or loss	12	60.2	104.9
Accounts receivable, other receivables and prepayments	13	71.5	15.9
Goodwill		39.6	34.8
Prepaid land premiums		56.6	45.8
Available-for-sale assets		7.5	4.9
Deferred tax assets		25.8	20.3
Other non-current assets		90.1	106.5
		2,751.2	1,795.9
Current Assets			
Cash and cash equivalents		480.8	327.7
Pledged deposits and restricted cash	17(f)	108.4	31.3
Available-for-sale assets		64.0	102.1
Accounts receivable, other receivables and prepayments	13	349.1	259.5
Inventories		434.2	367.4
		1,436.5	1,088.0
Current Liabilities			
Accounts payable, other payables and accruals	14	377.0	300.5
Short-term borrowings		694.0	508.9
Provision for taxation		19.9	23.1
Current portion of deferred liabilities and provisions	15	27.0	16.6
Derivative liability	16	33.0	–
		1,150.9	849.1
Net Current Assets		285.6	238.9
Total Assets Less Current Liabilities		3,036.8	2,034.8

	Notes	(Unaudited) At 30 June 2007 US$ millions	At 31 December 2006 US$ millions
Equity			
Issued share capital		32.1	32.0
Other reserves		1,009.8	975.5
Accumulated losses		(141.5)	(424.8)
Equity attributable to equity holders of the parent		900.4	582.7
Minority interest		689.1	450.1
Total Equity		1,589.5	1,032.8
Non-current Liabilities			
Long-term borrowings		930.6	647.0
Deferred liabilities and provisions	*15*	300.5	92.1
Deferred tax liabilities		200.7	163.3
Derivative liability	*16*	15.5	99.6
		1,447.3	1,002.0
		3,036.8	2,034.8

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

5 September 2007

Condensed Consolidated Statement of Changes In Equity

		Equity attributable to equity holders of the parent										
	Notes	Issued share capital US$ millions	Share premium US$ millions	Share options issued US$ millions	Unrealized gains/ (losses) on available-for-sale assets US$ millions	Unrealized gains/ (losses) on cash flow hedges US$ millions	Exchange reserve US$ millions	Capital reserve US$ millions	Accumulated losses US$ millions	Total US$ millions	Minority interest US$ millions	(Unaudited) Total equity US$ millions
Balance at 1 January 2006		31.9	959.1	9.3	6.4	4.0	(50.9)	-	(577.0)	382.8	323.9	706.7
Changes in equity for 2006:												
Exchange differences on translating foreign operations		-	-	-	-	-	6.4	-	-	6.4	16.3	22.7
Unrealized gains on available-for-sale assets		-	-	-	1.3	-	-	-	-	1.3	1.3	2.6
Unrealized losses on cash flow hedges		-	-	-	-	(10.0)	-	-	-	(10.0)	-	(10.0)
Net income and expense recognized directly in equity		-	-	-	1.3	(10.0)	6.4	-	-	(2.3)	17.6	15.3
Profit for the period		-	-	-	-	-	-	-	72.2	72.2	25.1	97.3
Total recognized income and expense for the period		-	-	-	1.3	(10.0)	6.4	-	72.2	69.9	42.7	112.6
Dilution and divestment of interest in an associated company		-	-	-	-	-	0.4	-	-	0.4	-	0.4
Acquisition of subsidiary companies		-	-	-	-	-	-	-	-	-	35.9	35.9
Shares issued to minority interest by a subsidiary company		-	-	-	-	-	-	-	-	-	2.5	2.5
Change in attributable interests		-	-	-	-	-	-	-	-	-	1.5	1.5
Dividends declared to minority shareholders		-	-	-	-	-	-	-	-	-	(2.3)	(2.3)
Issue of shares upon the exercise of share options		-	0.2	(0.1)	-	-	-	-	-	0.1	-	0.1
Equity-settled share option arrangements		-	-	1.9	-	-	-	-	-	1.9	-	1.9
Dividends		-	-	-	-	-	-	-	(8.2)	(8.2)	-	(8.2)
Balance at 30 June 2006		31.9	959.3	11.1	7.7	(6.0)	(44.1)	-	(513.0)	446.9	404.2	851.1

		Equity attributable to equity holders of the parent										
	Notes	Issued share capital US$ millions	Share premium US$ millions	Share options issued US$ millions	Unrealized gains/ (losses) on available-for-sale assets US$ millions	Unrealized gains/ (losses) on cash flow hedges US$ millions	Exchange reserve US$ millions	Capital reserve US$ millions	Accumulated losses US$ millions	Total US$ millions	Minority interest US$ millions	(Unaudited) Total equity US$ millions
Balance at 1 January 2007		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8
Changes in equity for 2007:												
Exchange differences on translating foreign operations		-	-	-	-	-	27.9	-	-	27.9	(0.7)	27.2
Unrealized (losses)/gains on available-for-sale assets		-	-	-	(0.8)	-	-	-	-	(0.8)	5.3	4.5
Realized gains on available-for-sale assets		-	-	-	(3.0)	-	-	-	-	(3.0)	(6.1)	(9.1)
Unrealized gains on cash flow hedges		-	-	-	-	3.4	-	-	-	3.4	-	3.4
Net income and expense recognized directly in equity		-	-	-	(3.8)	3.4	27.9	-	-	27.5	(1.5)	26.0
Profit for the period		-	-	-	-	-	-	-	301.6	301.6	91.7	393.3
Total recognized income and expense for the period		-	-	-	(3.8)	3.4	27.9	-	301.6	329.1	90.2	419.3
Divestment and dilution of interest in an associated company		-	-	-	-	0.5	3.5	-	-	4.0	-	4.0
Dilution of interest in a subsidiary company		-	-	-	-	-	0.1	0.1	-	0.2	-	0.2
Acquisition of subsidiary companies	17(c)	-	-	-	-	-	-	-	-	-	8.4	8.4
Acquisition of a subsidiary company by a jointly-controlled entity	17(e)	-	-	-	-	-	-	-	-	-	10.8	10.8
Change in attributable interests		-	-	-	-	-	-	-	-	-	144.0	144.0
Dividends declared and paid to minority shareholders		-	-	-	-	-	-	-	-	-	(14.4)	(14.4)
Issue of shares upon the exercise of share options		0.1	2.3	(0.7)	-	-	-	-	-	1.7	-	1.7
Equity-settled share option arrangements		-	-	1.0	-	-	-	-	-	1.0	-	1.0
Dividends		-	-	-	-	-	-	-	(18.3)	(18.3)	-	(18.3)
Balance at 30 June 2007		32.1	966.5	11.6	48.1	(2.7)	(11.2)	(2.5)	(141.5)	900.4	689.1	1,589.5

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Cash Flow Statement
For the six months ended 30 June

		(Unaudited)	
		2007	2006
	Notes	*US$ millions*	*US$ millions*
Profit Before Taxation		449.0	136.9
Adjustments for:			
Interest expenses	3	88.9	68.3
Depreciation and amortization		42.2	31.5
Decrease in other non-current assets		18.8	23.0
Recognition of prepaid land premiums	4	1.3	1.4
Equity-settled share option expense		0.9	1.4
Foreign exchange and derivative losses/(gains), net	4	0.7	(0.4)
Gain on divestment and dilution of interest in an associated company	4	(184.9)	(17.3)
Gain on dilution of interest in subsidiary companies	4	(107.3)	–
Share of profits less losses of associated companies		(87.3)	(68.2)
Interest income	3	(19.1)	(9.6)
Gain on changes in fair value of plantations	4	(14.9)	(30.0)
(Increase)/decrease in accounts receivable, other receivables and prepayments (Non-current)		(1.8)	3.9
Dividend income from financial assets at fair value through profit or loss	4	(0.9)	(0.5)
Gain on sale of property, plant and equipment	4	(0.7)	(0.7)
Loss on changes in fair value of non-current assets held for sale	4	–	0.6
Others		(10.5)	13.1
		174.4	153.4
(Increase)/decrease in working capital[(i)]		(127.8)	18.4
Net cash generated from operations		46.6	171.8
Interest received		17.2	7.8
Interest paid		(61.7)	(55.2)
Tax paid		(42.5)	(15.8)
Net Cash (Outflow)/Inflow from Operating Activities		(40.4)	108.6

	Notes	(Unaudited) 2007 US$ millions	2006 US$ millions
Dividend received from an associated company		51.8	23.3
Proceeds from divestment principally of financial assets at fair value through profit or loss		49.1	–
Proceeds from disposal of available-for-sale assets (Current)		30.9	–
Proceeds from sale of property, plant and equipment		1.1	6.3
Dividend received from financial assets at fair value through profit or loss		0.9	0.5
Increased investment in an associated company	*17(a)*	(507.3)	(6.1)
Loans to a jointly-controlled entity		(48.0)	–
Purchase of property, plant and equipment		(37.5)	(27.2)
Increased investment in a subsidiary company	*17(b)*	(25.6)	–
Acquisition of subsidiary companies	*17(c)*	(13.1)	(31.7)
Investment in plantations		(10.4)	–
Deposit for acquisition of a subsidiary company	*17(d)*	(5.9)	–
Acquisition of a subsidiary company by a jointly-controlled entity	*17(e)*	(2.9)	–
Acquisition of available-for-sale assets (Current)		(2.3)	(0.3)
Loans to associated companies		(1.8)	(1.1)
Acquisition of assets designated as financial assets at fair value through profit or loss		–	(66.5)
Net Cash Outflow from Investing Activities		(521.0)	(102.8)
Net borrowings raised		537.5	9.2
Shares issued to minority interest by subsidiary companies		264.0	2.5
Issue of shares upon the exercise of share options		1.7	0.1
(Increase)/decrease in pledged deposits and restricted cash		(77.1)	0.2
Dividends paid to shareholders		(18.3)	(8.2)
Payments in respect of financing arrangements		(6.0)	–
Dividends paid to minority interest by subsidiary companies		(0.4)	–
Net Cash Inflow from Financing Activities		701.4	3.8

		(Unaudited)	
		2007	2006
	Notes	*US$ millions*	*US$ millions*
Net Increase in Cash and Cash Equivalents		140.0	9.6
Cash and cash equivalents at 1 January		327.7	296.0
Exchange translation		–	4.2
Cash and Cash Equivalents at 30 June		467.7	309.8
Representing			
Cash and cash equivalents per the condensed consolidated balance sheet		480.8	309.8
Less time deposits with original maturity of more than three months when acquired		(13.1)	–
		467.7	309.8

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1. Basis of Preparation and Changes in Accounting Policies

(a) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2006 audited Financial Statements and the new accounting policy adopted in 2007 in relation to intangible assets as described in Note 11.

(b) Impact of New and Revised HKFRSs

Certain changes to Hong Kong Generally Accepted Accounting Principles (GAAP) have been implemented during 2007 as a consequence of the following new and revised HKASs, Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong (International Financial Reporting Interpretations Committee)-Interpretations (HK(IFRIC)-Ints) issued by the HKICPA:

HKAS 1 Amendment	"Capital Disclosures"(i)
HKFRS 7	"Financial Instruments: Disclosures"(i)
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"(ii)
HK(IFRIC)-Int 8	"Scope of HKFRS 2"(iii)
HK(IFRIC)-Int 9	"Reassessment of Embedded Derivatives"(iv)
HK(IFRIC)-Int 10	"Interim Financial Reporting and Impairment"(v)

(i) Effective for annual accounting periods commencing on or after 1 January 2007
(ii) Effective for annual accounting periods commencing on or after 1 March 2006
(iii) Effective for annual accounting periods commencing on or after 1 May 2006
(iv) Effective for annual accounting periods commencing on or after 1 June 2006
(v) Effective for annual accounting periods commencing on or after 1 November 2006

The adoption of the above pronouncements has had no effect on both the profit attributable to equity holders of the parent for the periods ended 30 June 2007 and 30 June 2006 and equity attributable to equity holders of the parent at 30 June 2007 and 31 December 2006.

(c) Impact of Issued but not yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Condensed Interim Financial Statements.

HKAS 23 (Revised)	"Borrowing Costs"
HKFRS 8	"Operating Segments"
HK(IFRIC)-Int 11	"HKFRS 2 – Group and Treasury Share Transactions"
HK(IFRIC)-Int 12	"Service Concession Arrangements"

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 11 shall be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed.

HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation covers contractual arrangements arising from private entities providing public services.

The Group has not early adopted the above new and revised HKFRSs in the Condensed Interim Financial Statements for the six months ended 30 June 2007. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of consolidated financial statements. However, the Company has already concluded that the adoption of HK(IFRIC)-Int 12 will affect its results of operations and financial position for the annual periods beginning on 1 January 2008 as a result of a change in its accounting treatments in relation to Maynilad Water Services, Inc. (Maynilad)'s service concession arrangement. For details of Maynilad's service concession arrangement, please refer to Note 11.

2. **Turnover and Segment Information**

For the six months ended 30 June

	2007 *US$ millions*	2006 *US$ millions*
Turnover		
Sale of goods and properties	1,369.7	1,117.2
Rendering of services	36.2	19.3
Total	1,405.9	1,136.5

Segment information, relating to the Group's business and geographic segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on the pages 158 and 159.

By Principal Business Activity – 2007

For the six months ended 30 June

	Telecommunications *US$ millions*	Consumer Food Products *US$ millions*	Infrastructure and Property *US$ millions*	Head Office *US$ millions*	2007 Total *US$ millions*
Profit and Loss					
Segment revenue – turnover	–	1,354.6	51.3	–	1,405.9
Segment results	–	224.3	45.1	162.1	431.5
Net borrowing costs					(69.8)
Share of profits less losses of associated companies	87.5	(0.4)	0.2	–	87.3
Profit before taxation					449.0
Taxation					(55.7)
Profit for the period					393.3
Other Information					
Capital expenditure	–	25.9	11.5	0.1	37.5
Depreciation and amortization	–	30.1	11.9	0.2	42.2
Foreign exchange and derivative losses	–	–	–	8.3	8.3
Other non-cash expenses	–	9.3	2.8	0.9	13.0

By Principal Business Activity – 2007

For the six months ended 30 June

	The Philippines *US$ millions*	Indonesia *US$ millions*	Hong Kong *US$ millions*	2007 Total *US$ millions*
Segment revenue – turnover	51.3	1,354.6	–	1,405.9
Capital expenditure	11.5	25.9	0.1	37.5

By Principal Business Activity – 2006

For the six months ended 30 June

	Telecom-munications US$ millions	Consumer Food Products US$ millions	Infrastructure and Property US$ millions	Head Office US$ millions	2006 Total US$ millions
Profit and Loss					
Segment revenue – turnover	–	1,104.7	31.8	–	1,136.5
Segment results	–	135.3	(8.1)	0.2	127.4
Net borrowing costs					(58.7)
Share of profits less losses of associated companies	68.9	(0.8)	0.1	–	68.2
Profit before taxation					136.9
Taxation					(39.6)
Profit for the period					97.3
Other Information					
Capital expenditure	–	19.6	3.9	1.7	25.2
Depreciation	–	28.5	3.0	–	31.5
Foreign exchange and derivative losses	–	–	–	5.1	5.1
Other non-cash expenses	–	1.0	9.4	1.4	11.8

By Principal Business Activity – 2006

For the six months ended 30 June

	The Philippines US$ millions	Indonesia US$ millions	Hong Kong US$ millions	2006 Total US$ millions
Segment revenue – turnover	31.8	1,104.7	–	1,136.5
Capital expenditure	3.9	19.6	1.7	25.2

3. **Net Borrowing Costs**

For the six months ended 30 June

	2007 US$ millions	2006 US$ millions
Bank loans and other loans		
– Wholly repayable within five years	85.0	64.1
– Not wholly repayable within five years	3.9	4.2
Total Borrowing Costs	88.9	68.3
Less interest income	(19.1)	(9.6)
Net Borrowing Costs	69.8	58.7

4. **Profit Before Taxation**

For the six months ended 30 June

	2007 *US$ millions*	2006 *US$ millions*
Profit Before Taxation is Stated after (Charging)/Crediting		
Cost of inventories sold	(875.0)	(669.8)
Employee remuneration	(128.9)	(109.7)
Depreciation *(Note 9)*	(37.1)	(31.5)
Cost of services rendered	(23.1)	(18.9)
Impairment (included in other operating income/ (expenses), net)		
– Goodwill	(8.4)	–
– Associated companies	(2.8)	(5.0)
Amortization of intangible assets	(5.1)	–
Recognition of prepaid land premiums	(1.3)	(1.4)
Impairment of accounts receivable (included in distribution costs)	(0.9)	(2.1)
Foreign exchange and derivative (losses)/ gains, net *(Note 6)*	(0.7)	0.4
Gain on divestment and dilution of interest in an associated company	184.9	17.3
Gain on dilution of interest in subsidiary companies	107.3	–
Excess over the cost of a business combination recognized as income (included in other operating income/(expenses), net) *(Note 17(e))*	35.0	–
Gain on changes in fair value of plantations	14.9	30.0
Realized gain on sale of available-for-sale assets	9.1	0.2
Dividend income from financial assets at fair value through profit or loss	0.9	0.5
Gain on sale of property, plant and equipment	0.7	0.7
Impairment of property, plant and equipment *(Note 9)*	–	(2.7)
Loss on changes in fair value of non-current assets held for sale	–	(0.6)

5. **Taxation**

No Hong Kong profits tax (2006: Nil) has been provided as the Group had no estimated assessable profits (2006: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies and jointly-controlled entities operate.

For the six months ended 30 June

	2007 *US$ millions*	2006 *US$ millions*
Subsidiary Companies – Overseas		
Current taxation	38.1	20.0
Deferred taxation	16.8	19.6
Subtotal	54.9	39.6
Jointly-controlled Entities – Overseas		
Current taxation	(0.1)	–
Deferred taxation	0.9	–
Subtotal	0.8	–
Total	55.7	39.6

Included within the share of profits less losses of associated companies is taxation of US$46.4 million (2006: US$13.7 million) and which is analyzed as follows.

For the six months ended 30 June

	2007 *US$ millions*	2006 *US$ millions*
Associated Companies – Overseas		
Current taxation	26.2	21.0
Deferred taxation	20.2	(7.3)
Total	46.4	13.7

6. **Profit Attributable to Equity Holders of the Parent**

The profit attributable to equity holders of the parent includes US$0.8 million net foreign exchange and derivative gains (2006: US$3.7 million losses), which comprise a US$8.2 million gain (2006: a US$3.3 million loss) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss, partly offset by US$7.4 million (2006: US$0.4 million) of losses on changes in the fair values of derivatives and the translation of the unhedged foreign currency denominated borrowings, and US$216.1 million (2006: US$6.9 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative (Losses)/Gains

For the six months ended 30 June

	2007 *US$ millions*	2006 *US$ millions*
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies *(Note 4)*	(0.7)	0.4
– Associated companies	4.4	(0.9)
Subtotal	3.7	(0.5)
Attributable to taxation and minority interest	(2.9)	(3.2)
Total	0.8	(3.7)

The non-recurring gains of US$216.1 million for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$153.3 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares, and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$54.4 million. 2006's non-recurring gains of US$6.9 million mainly comprise a gain on dilution upon the conversion of PLDT's convertible preference shares of US$10.2 million and a gain on divestment of the Group's interest in PLDT of US$7.1 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares.

7. **Ordinary Share Dividend**

At a meeting held on 5 September 2007, the Directors declared an interim cash dividend of U.S. 0.26 cent (2006: U.S. 0.13 cent) per ordinary share.

8. **Earnings Per Share Attributable to Equity Holders of the Parent**

The calculation of basic earnings per share amount is based on the profit for the period attributable to equity holders of the parent of US$301.6 million (2006: US$72.2 million), and the weighted average number of 3,206.1 million (2006: 3,189.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share is based on: (i) profit for the period attributable to equity holders of the parent of US$301.6 million (2006: US$72.2 million) reduced by US$0.2 million (2006: US$0.2 million) in respect of the dilutive impact from the exercise of share options issued by its associate PLDT and (ii) a share base equal to the aggregate of the weighted average number of 3,206.1 million (2006: 3,189.0 million) ordinary shares in issue during the period (as used in the basic earnings per share calculation) and the weighted average of 68.4 million (2006: 46.9 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The impact upon full conversion of Head Office's Exchangeable Notes, MPIC's warrants and convertible notes, and the convertible notes issued by DMCI-MPIC Water Company Inc. (DMCI-MPIC) (a 50.0 per cent owned jointly-controlled entity of MPIC) has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the period would actually increase the earnings per share.

9. **Property, Plant and Equipment**

The movements in property, plant and equipment are set out below.

	2007 *US$ millions*	2006 *US$ millions*
At 1 January	716.8	622.9
Exchange translation	2.6	32.6
Additions	37.5	25.2
Disposals	(0.4)	(1.1)
Acquisition of subsidiary companies *(Note 17(c))*	2.4	94.8
Acquisition of a subsidiary company by a jointly-controlled entity *(Note 17(e))*	111.2	–
Depreciation *(Note 4)*	(37.1)	(31.5)
Impairment *(Note 4)*	–	(2.7)
At 30 June	833.0	740.2

10. Associated Companies

	At 30 June 2007 *US$ millions*	At 31 December 2006 *US$ millions*
PLDT	989.4	456.4
MPIC's associated companies	8.0	8.6
Others	3.9	6.0
Total	1,001.3	471.0

11. Intangible Assets

The intangible assets represent Maynilad's concession assets. The asset value represents MPIC's 50.0 per cent share of the fair value of the concession of an exclusive right granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine Government to Maynilad, to supply water and sewerage services in the area of West Metro Manila. Maynilad is an 84.0 per cent owned subsidiary company acquired by DMCI-MPIC in January 2007, whereas DMCI-MPIC is a 50.0 per cent owned jointly-controlled entity of MPIC. The intangible assets are amortized on the basis of the fair value of the concession over the projected billable water volume during the remaining concession period.

12. Financial Assets at Fair Value Through Profit or Loss

The amount represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

13. Accounts Receivable, Other Receivables and Prepayments

Included in accounts receivable, other receivables and prepayments are trade receivables of US$223.9 million (31 December 2006: US$173.1 million), with an ageing profile as below.

	At 30 June 2007 *US$ millions*	At 31 December 2006 *US$ millions*
0 to 30 days	184.4	148.4
31 to 60 days	7.3	4.8
61 to 90 days	3.4	2.8
Over 90 days	28.8	17.1
Total	223.9	173.1

Indofood allows export customers an average of 30 days of credit. MPIC collects contract receivables related to property sales by installments over periods ranging between one and five years.

14. Accounts Payable, Other Payables and Accruals

Included in accounts payable, other payables and accruals are trade payables of US$132.7 million (31 December 2006: US$135.1 million), with an ageing profile as below.

	At 30 June 2007 *US$ millions*	At 31 December 2006 *US$ millions*
0 to 30 days	118.5	129.0
31 to 60 days	5.5	0.4
61 to 90 days	0.7	0.7
Over 90 days	8.0	5.0
Total	132.7	135.1

15. Deferred Liabilities and Provisions

	Pension *US$ millions*	Deferred income *US$ millions*	Long-term payables *US$ millions*	Others *US$ millions*	2007 Total *US$ millions*	2006 Total *US$ millions*
At 1 January	62.8	22.4	9.8	13.7	108.7	108.0
Exchange translation	0.3	-	10.9	0.1	11.3	3.0
Additions	7.9	-	13.2	1.4	22.5	11.8
Acquisition of subsidiary companies *(Note 17(c))*	–	-	-	-	-	0.2
Acquisition of a subsidiary company by a jointly-controlled entity *(Note 17(e))*	6.3	12.3	171.1	-	189.7	-
Payment and utilization	(0.5)	(0.7)	(2.2)	(1.3)	(4.7)	(18.5)
At 30 June	76.8	34.0	202.8	13.9	327.5	104.5
Presented As:						
Current Portion	-	1.3	11.8	13.9	27.0	5.9
Non-current Portion	76.8	32.7	191.0	-	300.5	98.6
Total	76.8	34.0	202.8	13.9	327.5	104.5

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 20(f)) and Maynilad's excess collection of revenue from customers.

The long-term payables mainly relate to Maynilad's concession fees payable to MWSS, MPIC's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property, plant and equipment.

The others mainly relate to a restructuring provision and provisions for warranty claims. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

16. **Derivative Liability**

The derivative liability included under Current liabilities represents the fair value of the conversion options embedded in the convertible notes issued by MPIC. The derivative liability included under Non-current liabilities represents the fair value of the exchangeable option embedded in the Exchangeable Notes issued by First Pacific Finance Limited, a wholly-owned subsidiary company of the Company.

(a) The conversion option of MPIC's convertible notes qualified as an embedded derivative under HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$44.5 million is identified and accounted for separately from the face value of the note instrument. The fair value of the option liability was remeasured to US$33.0 million on a mark-to-market basis at 30 June 2007. The decrease during the period primarily reflects a decrease in MPIC share price.

(b) The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$15.5 million (31 December 2006: US$99.6 million) on a mark-to-market basis at 30 June 2007. The decrease during the period primarily reflects an amount realized upon partial settlement of the Exchangeable Notes, partly offset by an increase in PLDT share price.

17. **Notes to the Condensed Consolidated Cash Flow Statement**

(a) Increased Investment in an Associated Company

The cash outflow of US$507.3 million (2006: US$6.1 million) relates to the Group's increased investment in PLDT.

(b) Increased Investment in a Subsidiary Company

The cash outflow of US$25.6 million relates to Indofood's increased interest in Pascari Pte Ltd (PPL), a shipping company, from 55.0 per cent to 90.0 per cent in April 2007.

(c) *Acquisition of Subsidiary Companies*

	Fair value recognized on acquisition		Carrying amount immediately before the acquisition	
	2007 Indofood's acquisition of PT Swadaya Bhakti Negaramas (SBN), PT Mentari Subur Abadi (MSA) and PT Mega Citra Perdana (MCP) and their subsidiary companies Total	2006 Indofood's acquisition of PPL and PT Sarana Inti Pratama and its subsidiary companies and others Total	2007 Total	2006 Total
	US$ millions	*US$ millions*	*US$ millions*	*US$ millions*
Consideration				
Cash and cash equivalents	13.8	42.0		
Accounts receivable, other receivables and prepayments (Current)	–	15.5		
Other non-current assets	–	5.2		
Total	13.8	62.7		
Net Assets				
Property, plant and equipment *(Note 9)*	2.4	94.8	2.2	38.2
Plantations	16.9	26.4	13.5	3.6
Accounts receivable, other receivables and prepayments (Non-current)	–	2.9	–	2.9
Prepaid land premiums	10.3	1.9	0.2	1.4
Deferred tax assets	0.2	1.0	0.2	1.0
Other non-current assets	0.7	6.0	0.7	5.2
Cash and cash equivalents	0.7	10.3	0.7	10.3
Accounts receivable, other receivables and prepayments (Current)	1.3	1.6	1.3	1.6
Inventories	0.7	0.6	0.7	0.6
Accounts payable, other payables and accruals	(8.0)	(9.8)	(8.0)	(9.8)
Short-term borrowings	(0.1)	(15.1)	(0.1)	(15.1)
Provision for taxation	–	(0.1)	–	(0.1)
Long-term borrowings	–	(4.2)	–	(4.2)
Deferred liabilities and provisions *(Note 15)*	–	(0.2)	–	(0.2)
Deferred tax liabilities	(4.1)	(24.8)	–	–
Total Net Assets	21.0	91.3	11.4	35.4
Minority interest	(8.4)	(35.9)		
Total Share of Net Assets Acquired at Fair Value	12.6	55.4		
Goodwill	1.2	7.3		
Net Outflow of Cash and Cash Equivalents per the Condensed Consolidated Cash Flow Statement	(13.1)	(31.7)		

In March 2007, PT Salim Ivomas Pratama (SIMP), a 64.2 per cent-owned subsidiary company of Indofood, acquired a 60.0 per cent interest in SBN, MSA and MCP and their subsidiary companies at Rupiah 125 billion (US$13.8 million). SBN, MSA and MCP and their subsidiary companies engage in plantation operations in Indonesia and own approximately 85,500 hectares of plantation land.

Since the date of acquisitions, the above acquired companies recorded a loss for the period of US$0.6 million, which is included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2007, the turnover and profit for the period of the Group for the period ended 30 June 2007 would have been US$1,405.9 million and US$393.4 million, respectively. The subsidiary companies acquired during the period had net cash outflows from operating and investing activities of US$3.6 million and US$6.6 million, respectively and had a cash inflow of US$14.9 million in respect of financing activities during the period.

(d) *Deposit for Acquisition of a Subsidiary Company*

The deposit relates to Indofood's payment for the acquisition of a 70.0 per cent interest in Mitra Inti Sejati Plantation (MISP). MISP engages in plantation operations in Indonesia and owns approximately 16,000 hectares of plantation land.

(e) *Acquisition of a Subsidiary Company by a Jointly-controlled Entity*

	DMCI-MPIC's acquisition of Maynilad	
	Fair value recognized on acquisition *US$ millions*	**Carrying amount immediately before the acquisition** *US$ millions*
50 Per Cent Share of Consideration		
Cash and cash equivalents	22.9	-
50 Per Cent Share of Net Assets		
Property, plant and equipment *(Note 9)*	111.2	62.1
Intangible assets	231.8	-
Deferred tax assets	2.3	2.3
Other non-current assets	0.7	131.3
Cash and cash equivalents	20.0	20.0
Cash and cash equivalents (Time deposits with original maturity of more than three months when acquired)	8.3	8.3
Accounts receivable, other receivables and prepayments (Current)	23.4	23.2
Accounts payable, other payables and accruals	(37.1)	(37.1)
Short-term borrowings	(13.7)	(13.7)
Current portion of deferred liabilities and provisions *(Note 15)*	(19.4)	(19.4)
Long-term borrowings	(75.0)	(75.0)
Deferred liabilities and provisions *(Note 15)*	(170.3)	(68.7)
Deferred tax liabilities	(13.5)	-
Minority interest	(10.8)	(5.3)
Total share of Net Assets Acquired at Fair Value	57.9	28.0
Excess over the Cost of a Business Combination Recognized as Income *(Note 4)*	35.0	
Net Outflow of Cash and Cash Equivalents per the Condensed Consolidated Cash Flow Statement	(2.9)	

In January 2007, DMCI-MPIC acquired an 84.0 per cent interest in Maynilad. Maynilad holds an exclusive concession, granted by MWSS on behalf of the Philippine Government, to provide water and sewerage services in the area of West Metro Manila.

(f) *Pledged Deposits and Restricted Cash*

At 30 June 2007, the Group had US$108.4 million (31 December 2006: US$30.0 million) pledged bank deposits and nil (31 December 2006: US$1.3 million) cash which was restricted as to use. All of the US$108.4 million (31 December 2006: US$30.0 million) of the pledged deposits are expected to be released within one year from 30 June 2007 and required to be classified as current assets.

(g) *Major Non-cash Transaction*

During the period, the Group settled US$128.9 million of Head Office's Exchangeable Notes through the transfer of 2.4 per cent PLDT shares.

18. Commitments and Contingent Liabilities

(a) *Capital Expenditure*

	At 30 June 2007 *US$ millions*	**At 31 December 2006** *US$ millions*
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	41.1	179.1
Contracted, but not provided for	110.3	4.8
Total	151.4	183.9

The Group's capital expenditure commitments principally relate to Indofood's and Maynilad's purchase of property, plant and equipment.

(b) *Contingent Liabilities*

At 30 June 2007, neither the Group nor the Company had any significant contingent liabilities (31 December 2006: Nil).

19. Share Options

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 30 June 2007 are set out below.

(a) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2007	Share options exercised during the period	Share options held at 30 June 2007	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	17,680,000	-	17,680,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	(4,200,000)	20,300,000	1.76	1.76	5.88	1 June 2004	December 2008	June 2005	May 2014
Non-executive Directors										
Ambassador Albert F. del Rosario	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Independent Non-executive Directors										
Graham L. Pickles	1,000,000	(1,000,000)	-	1.76	1.76	5.18-5.39	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, *GBS, CBE, JP*	2,840,000	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Senior Executives	32,286,000	(2,154,000)	30,132,000	1.76	1.76	4.42-6.05	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	4,500,000	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
Total	120,286,000	(7,354,000)	112,932,000							

(b) Particulars of Metro Pacific Corporation's Share Option Scheme

METRO PACIFIC CORPORATION	Share options held at 1 January 2007	Share options canceled during the period	Share options held at 30 June 2007	Share options exercise price[(i)] (Peso)	Market price at date of grant[(i)] (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	2,401	-	2,401	69.2	71.4	1 August 1997	August 1997	August 2007

(i) Price adjusted for a 20-to-1 share consolidation occurred in August 2006

The exercise period for the outstanding Metro Pacific Corporation options expired in August 2007.

(c) Particulars of MPIC's Share Option Scheme

On 14 June 2007, the shareholders of MPIC approved a share option scheme under which MPIC directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme is valid for ten years and became effective on 14 June 2007.

The maximum number of shares on which options may be granted under the scheme may not exceed 10 per cent of the issued share capital of MPIC from time to time. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC shares for one or more board lots of such MPIC shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC share for one or more board lots of such MPIC shares on the PSE for the five business days on which dealings in the MPIC shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC shares, whichever is higher.

Up to 5 September 2007, no share options have been granted under the scheme.

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

20. Related Party Transactions

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(a) In November 2006, Metro Pacific Holdings Inc. (MPHI), a company in which the Company has a 100 per cent economic interest, advanced US$60.3 million to MPIC for the purpose of financing MPIC's bidding for Maynilad. In January 2007, MPIC repaid US$30.3 million of the advance and converted the remaining amount of US$30.0 million into MPIC convertible notes. In May 2007, MPHI subscribed for US$10.0 million additional convertible notes issued by MPIC for the purpose of financing MPIC's investment in convertible notes issued by Medical Doctors, Inc. (MDI). MDI operates and manages the Makati Medical Center, one of the premier hospitals in the Philippines. The convertible notes issued by MPIC have a maturity period of one year and can be converted into MPIC's common shares at their par value of Peso 1 per MPIC share during the terms of the notes.

(b) During 2007, the Company (i) advanced US$76.0 million to DMCI-MPIC and (ii) subscribed for US$20.0 million convertible notes issued by DMCI-MPIC for the purpose of funding the standby letters of credit required for DMCI-MPIC's acquisition of Maynilad. The convertible notes issued by DMCI-MPIC have a maturity period of three years and can be converted into DMCI-MPIC's common shares at their par value of Peso 1 per DMCI-MPIC common share during the terms of the notes.

(c) On 28 February 2007, after obtaining the approval from the Company's shareholders at a special general meeting, the Group completed the acquisition of an approximately 46 per cent additional interest in Philippine Telecommunications Investment Corporation (PTIC), which represents approximately 6.4 per cent interest in PLDT, at a total consideration of approximately US$510 million. The acquisition was made in the context of a public auction by the Philippine Government of its approximately 46 per cent interest in PTIC with the Group exercising the "right to match" the highest bid received in the auction.

(d) On 9 March 2007, SIMP purchased a 60.0 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land at a consideration of Rupiah 125 billion (US$13.8 million) from Rascal Holdings Limited (Rascal), a company owned by the Chairman of the Company.

(e) In April 2007, Indofood increased its interest in PPL from 55.0 per cent to 90.0 per cent for US$25.6 million. Please refer to Note 17(b) for details.

(f) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2006: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting on 1 January 1999, which shall expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were prepaid for the whole 25-year period.

The total fees under these arrangements amounted to Pesos 300 million (US$6.3 million) for the period ended 30 June 2007 (30 June 2006: Pesos 299 million or US$5.7 million). At 30 June 2007, ALBV had an outstanding receivable under the technical assistance agreement amounting to Pesos 7 million (US$0.2 million) (31 December 2006: Pesos 128 million or US$2.6 million). At 30 June 2007, the outstanding prepaid management fees amounted to Pesos 843 million (US$18.2 million) (31 December 2006: Pesos 869 million or US$17.7 million).

(g) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions *For the six months ended 30 June*	**2007** *US$ millions*	**2006** *US$ millions*
Profit and Loss Items		
Sales of finished goods		
– to associated companies	14.3	24.7
– to affiliated companies	21.1	21.0
Purchases of raw materials		
– from associated companies	21.3	18.3
– from affiliated companies	3.7	1.8
Management and technical service fee income and royalty income		
– from associated companies	0.4	0.3
– from affiliated companies	1.0	0.5
Insurance expenses		
– to affiliated companies	1.3	1.6
Rental expenses		
– to affiliated companies	0.7	0.6
Transportation and pump service expenses		
– to affiliated companies	0.3	0.2

Approximately three per cent (2006: four per cent) of Indofood's sales and two per cent (2006: two per cent) of its purchases were transacted with these related parties.

Nature of Balances

	At 30 June 2007 *US$ millions*	At 31 December 2006 *US$ millions*
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	3.1	1.6
– from affiliated companies	5.5	4.8
Accounts receivable – non-trade		
– from associated companies	0.1	–
– from affiliated companies	7.6	7.5
Accounts payable – trade		
– to associated companies	5.3	4.8
– to affiliated companies	1.4	1.1
Accounts payable – non-trade		
– to affiliated companies	6.4	0.8

21. Subsequent Event

In July 2007, the Group sold its interest in certain available-for-sale investment and recorded a gain on disposal of US$25.0 million.

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/ business area	:	The Philippines
Issued number of shares	:	188.6 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	26.5 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/ business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Investments Corporation

MPIC is a Philippine-based, publicly listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises.

Sector	:	Infrastructure, Property and Health Care
Place of incorporation/ business area	:	The Philippines
Issued number of shares	:	1,239.9 million
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	92.8 per cent

Further information on MPIC can be found at www.mpic.com.ph

B. INDEBTEDNESS

As at 30 June 2007, the enlarged Group had outstanding borrowings of approximately US$1,725.5 million. The borrowings comprised secured bank loans of US$734.3 million, unsecured bank loans of US$252.2 million, secured other loans of US$2.5 million and unsecured other loans of US$736.5 million.

The secured bank loans were secured by certain of the enlarged Group's property and equipment, plantations, pledged deposits, available-for-sale assets, accounts receivables and inventories and the Group's interest of 14.1 per cent in PLDT.

The other loans comprised unsecured exchangeable notes and bonds of US$480.4 million (as described below), unsecured trust receipt loans of US$172.4 million and others. The exchangeable notes and bonds held by the enlarged Group as at 30 June 2007 comprise the following:

(a) US$19.0 million five-year zero coupon exchangeable notes issued by First Pacific Finance Limited ("**FPF**"), a wholly-owned subsidiary of the Company, due on 18 January 2010. The exchangeable notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company;

(b) Rupiah 1.2 trillion (US$134.8 million) Rupiah bonds issued by Indofood, with a coupon rate of 13.5 per cent, payable quarterly, and which mature in June 2008;

(c) Rupiah 1.0 trillion (US$107.4 million) Rupiah bonds issued by Indofood, with a coupon rate of 12.5 per cent, payable quarterly, and which mature in July 2009; and

(d) Rupiah 2.0 trillion (US$219.2 million) Rupiah bonds issued by Indofood, with a coupon rate of 10.0 per cent, payable quarterly, and which mature in May 2012.

As at 30 June 2007, except for US$11.2 million guarantee given by PPLS to loan facilities obtained by farmers in relation to the plasma programme, the enlarged Group did not have any material contingent liabilities.

Save as aforesaid, and apart from intra-group liabilities, the enlarged Group did not have outstanding at the close of business on 30 June 2007 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other contingent liabilities.

There is no material change in the enlarged Group's outstanding indebtedness and contingent liabilities from 30 June 2007 to the Latest Practicable Date.

C. FINANCIAL AND TRADING PROSPECTS

The Group's principal investments have changed since 31 December 2006.

On 23 January 2007, Indofood completed the reverse takeover of Indo Agri (formerly known as "CityAxis Holdings Ltd."), involving the injection of Indofood's edible oils and fats business into Indo Agri in consideration for the issue of new shares representing 98.67% of Indo Agri's enlarged share capital.

On 15 February 2007, Indo Agri successfully completed the placement of 338 million new consolidated shares, raising approximately S$404.4 million (approximately US$262.6 million). This inflow of offshore fund from the placement of Indo Agri shares is being utilized for the business development of SIMP.

On 24 January 2007, MPIC acquired together with its partner DMCI Holdings Inc. 83.97% of the equity in Maynilad Water Services Inc., an exclusive concession to provide water and sewerage services in the area of West Metro Manila. The Group's effective interest in Maynilad is approximately 39%.

On 28 February 2007, Metro Pacific Assets Holdings, Inc. ("**MPAH**") acquired shares representing approximately 46% of Philippine Telecommunications Investment Corporation ("**PTIC**"). The approximately 46% shareholding in PTIC acquired by MPAH represented an attributable economic interest of approximately 6.4% of PLDT's issued common share capital and was purchased for a consideration of Pesos 25.2 billion (equivalent to approximately US$510.6 million).

The acquisition of shares in PTIC and interest in the water franchise through MPIC involved the raising of finance at the Company level.

The trading and competitive environment in respect of all the Group's principal investments has remained positive. It is generally considered that the macro economic environment in both the Philippines and Indonesia remaining positive since 31 December 2006.

The value of the Group's listed investments in PLDT, Indofood and MPIC has continued to increase over the period since 31 December 2006.

D. MATERIAL ADVERSE CHANGES

The Directors confirm that there are no material adverse changes in the financial or trading position or outlook of the Group since 31 December 2006, the date to which the latest audited consolidated financial statements of the Group were made up.

E. WORKING CAPITAL STATEMENT

The Directors are of the opinion that following the Proposed Acquisition and the Tender Offer, the existing Group (excluding PPLS) has sufficient working capital for its current requirements.

F. MANAGEMENT DISCUSSION AND ANALYSIS

The Directors believe that the Proposed Acquisition and the Tender Offer are in the interests of the Company as it will strengthen the Group's integrated plantation business model.

(a) Expansion of core plantation business

PPLS is principally engaged in oil palm cultivation and the milling of fresh fruit bunches, which is similar to a significant part of the Group's core plantation business. In FY2006, oil palm accounted for approximately 69.6% of PPLS's revenue and CPO production amounted to approximately 340,015 metric tonnes.

(b) Increase in landbank and oil palm planted area

The Proposed Acquisition will enable the Group to expedite its strategy of increasing its oil palm planted area to 250,000 hectares and achieving self-sufficiency in meeting the Group's CPO requirements. The Directors believe that the capabilities of both the Group and PPLS in oil palm plantations will enable the combined group to expand its oil palm acreage further to become one of the largest plantation owners in Indonesia.

As at 30 June 2007, the Group has a land bank of approximately 224,083 hectares, of which approximately 76,728 hectares are planted with oil palm. With the Proposed Acquisition, this will increase its total land bank to approximately 390,499 hectares and the total oil palm planted area to approximately 140,896 hectares.

The total combined planted area, including rubber and other crops, will be approximately 168,122 hectares.

(c) PPLS's high productivity

PPLS is recognized as one of the most productive plantation companies in Indonesia, with high FFB yields, and CPO and palm kernel extraction rate.

(d) Self sufficiency

The Proposed Acquisition is consistent with the Group's strategy of self sufficiency for its internal CPO requirements. PPLS produced approximately 340,015 metric tones of CPO in 2006. Together with the Group's CPO production of approximately 300,000 metric tones in 2006, the combined CPO production would be approximately 640,015 metric tones which can satisfy the Group's CPO requirements.

(e) Quality oil palm seed producer

PPLS also operates a dedicated research facility that produces in excess of 15 million oil palm seeds annually, recognized for their superior quality and high yielding potential, which would complement the Group's existing seed production.

The audited consolidated net profit of PPLS for the year ended 31 December 2006 was Rupiah 474.8 billion (approximately US$50.0 million) after tax and Rupiah 668.3 billion (approximately US$70.3 million) before tax and the audited consolidated net profit for the year ended 31 December 2005 was Rupiah 242.9 billion (approximately US$25.6 million) after tax and Rupiah 200.8 billion (approximately US$21.1 million) before tax, respectively. The audited consolidated net profit of PPLS for the four months period ended 30 April 2007 was Rupiah 173.5 billion (approximately US$18.3 million) after tax and Rupiah 251.9 billion (approximately US$26.5 million) before tax.

The audited consolidated net assets of the Group as at 30 April 2007, 31 December 2006 and 31 December 2005 were Rupiah 3.4 trillion (approximately US$357.9 million), Rupiah 3.2 trillion (approximately US$336.8 million) and Rupiah 2.8 trillion (approximately US$294.7 million), respectively.

The Company has applied for a waiver ("Waiver") from full compliance with Rule 14.67(4)(a)(i) of the Listing Rules of publishing an accountants' report on PPLS in the Circular prepared in accordance with Chapter 4 of the Listing Rules. The reason the Company is unable to include an accountants' report in the Circular is that the directors of PPLS are, pursuant to legal advice they have received from a firm of Hong Kong lawyers, unwilling to sign an engagement letter with the reporting accountants, such that the reporting accountants could not sign off on their accountants' report. The Company has included below a set of IFRS consolidated financial statements of PPLS audited by KAP Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers) instead of an accountants' report for Shareholders' information.

The Company will, within 42 days after completion of the Proposed Acquisition, publish an announcement which includes the following information:

(i) sufficiency of working capital for the enlarged group, including PPLS; and

(ii) a statement of differences between the accounting policies of PPLS adopted in preparing its consolidated financial statements as at and for the years ended 31 December 2004, 2005 and 2006, and as at and for the four months ended 30 April 2007 and the accounting policies adopted by the Company in preparing its consolidated financial statements for the year ended 31 December 2006 prepared by the Company and reported on by the reporting accountants.

Haryanto Sahari & Rekan

A member firm of PricewaterhouseCoopers

Kantor Akuntan Publik
Haryanto Sahari & Rekan
PricewaterhouseCoopers
Jl. H.R. Rasuna Said Kav. X-7 No. 6
Jakarta 12940 - INDONESIA
P.O. Box 2473 JKP 10001
Telephone: +62 21 5212901
Facsimile: +62 21 52905555 / 52905050
www.pwc.com

Independent auditor's report
To the Board of Commissioners and Directors of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk

REPORT ON THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards in relation to a proposed acquisition to acquire a majority shareholding of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (the Company) from its major shareholders.

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries (together, the Group) which comprise the consolidated balance sheet as of 30 April 2007, 31 December 2006, 31 December 2005 and 31 December 2004 and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for the four months ended 30 April 2007 and for each of the years ended 31 December 2006, 2005 and 2004, and a summary of significant accounting policies and other explanatory notes.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor

considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accompanying consolidated financial statements present fairly in all material respects the financial position of the Group as of 30 April 2007, 31 December 2006, 31 December 2005, and 31 December 2004 and of its financial performance and its cash flows for the four months ended 30 April 2007 and for each of the years 31 December 2006, 2005 and 2004 then ended in accordance with International Financial Reporting Standards.

We also have reported separately, based on auditing standards established by the Indonesian Institute of Accountants, on the consolidated financial statements of the Group for the same periods presented in accordance with accounting principles generally accepted in Indonesia. The significant differences between the accounting principles generally accepted in Indonesia and International Financial Reporting Standards are summarised in Note 34 to the consolidated financial statements.

JAKARTA
7 August 2007

Drs Thomson E. Batubara
Public Accountants
Licence No. 98.1.0287

CONSOLIDATED BALANCE SHEETS

AS AT 30 APRIL 2007, 31 DECEMBER 2006, 2005 AND 2004

(Expressed in millions Rupiah unless otherwise stated)

	Note	30 April 2007	31 December 2006	2005	2004
ASSETS					
Non-current assets					
Property, plant and equipment	6	585,084	527,595	479,920	369,195
Biological assets	7	3,764,285	3,513,961	3,078,474	2,864,193
Prepaid operating leases for land rights	9	442,517	437,873	444,153	195,799
Long-term receivables	10	53,335	50,770	45,164	29,450
Trade and other receivables	12	93,205	44,677	1,757	522,924
		4,938,426	4,574,876	4,049,468	3,981,561
Current assets					
Inventories	11	176,543	130,636	142,495	80,915
Trade and other receivables	12	109,097	115,468	124,828	132,403
Cash and cash equivalents	13	201,515	257,054	152,292	215,137
		487,155	503,158	419,615	428,455
Total assets		5,425,581	5,078,034	4,469,083	4,410,016
EQUITY					
Capital and reserves					
Share capital	14	1,165,263	1,165,263	1,165,263	1,165,263
Reserves	15	2,240,257	2,066,773	1,674,115	1,431,240
Total equity		3,405,520	3,232,036	2,839,378	2,596,503

The accompanying notes are an integral part of these consolidated financial statements.

	Note	30 April 2007	31 December 2006	2005	2004
LIABILITIES					
Non-current liabilities					
Borrowings	*16*	506,632	474,986	501,370	583,577
Deferred income tax liabilities	*17*	720,375	696,006	629,309	679,345
Provision for employee benefits	*18*	167,260	141,679	115,158	96,210
		1,394,267	1,312,671	1,245,837	1,359,132
Current liabilities					
Borrowings	*16*	179,967	178,937	106,419	99,870
Notes payable	*19*	135,240	–	–	–
Trade and other payables	*20*	252,621	282,086	262,367	325,298
Current income tax liabilities		57,966	72,304	15,082	29,213
		625,794	533,327	383,868	454,381
Total liabilities		2,020,061	1,845,998	1,629,705	1,813,513
Total equity and liabilities		5,425,581	5,078,034	4,469,083	4,410,016

The consolidated financial statements were prepared by the Board of Directors and completed on 7 August 2007.

Eddy Kusnadi Sariaatmadja
President Director

Jay Geoffrey Wacher
Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
FOR THE FOUR MONTHS PERIOD ENDED 30 APRIL 2007 AND YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004
(Expressed in millions Rupiah unless otherwise stated)

		30 April		31 December	
	Note	**2007**	**2006**	**2005**	**2004**
Sales	21	728,263	2,148,413	1,832,860	1,654,294
Cost of goods sold	24	(502,339)	(1,567,976)	(1,271,519)	(1,096,316)
Gross profit		225,924	580,437	561,341	557,978
Net gain/(loss) on change in fair value of biological assets	7	131,690	196,901	(201,003)	5,410
Other income	22	1,928	11,629	20,271	2,172
Other gains/(losses) – net	23	(46,479)	36,725	(22,538)	123,653
Selling and marketing costs	24	(8,590)	(23,588)	(28,653)	(16,509)
Administrative expenses	24	(37,803)	(67,795)	(56,796)	(126,169)
Gain on debt restructuring	16	–	–	–	809,757
Operating profit		266,670	734,309	272,622	1,356,292
Finance income	26	2,168	4,133	4,247	3,307
Finance costs	26	(16,904)	(70,190)	(76,088)	(111,703)
Finance costs – net	26	(14,736)	(66,057)	(71,841)	(108,396)
Profit before income tax		251,934	668,252	200,781	1,247,896
Income tax expense	27	(78,450)	(193,452)	42,094	(459,519)
Profit for the period/year		173,484	474,800	242,875	788,377
Earnings per share (expressed in Rp per share) – basic and diluted	28	127	348	178	795

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE FOUR MONTHS PERIOD ENDED 30 APRIL 2007 AND YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004

(Expressed in millions Rupiah unless otherwise stated)

	Note	Share capital	Additional paid-in capital	Available for sale investment	Mandatory convertible notes	Retained earnings	Total
Balance at 1 January 2004		242,807	5,593	4,388	-	262,909	515,697
Disposal of available - for-sale investment		-	-	(4,388)	-	-	(4,388)
Profit for the year		-	-	-	-	788,377	788,377
Total recognised income/(expense) in 2004		-	-	(4,388)	-	788,377	783,989
Issue of Mandatory Convertible Notes	16	-	-	-	875,552	-	875,552
Conversion of Mandatory Convertible Notes	14,15	164,760	330,838	-	(495,598)	-	-
Issue of shares	14,15	140,048	281,217	-	-	-	421,265
Balance at 31 December 2004		547,615	617,648	-	379,954	1,051,286	2,596,503
Profit for the year		-	-	-	-	242,875	242,875
Balance at 31 December 2005		547,615	617,648	-	379,954	1,294,161	2,839,378
Dividends	29	-	-	-	-	(82,142)	(82,142)
Profit for the year		-	-	-	-	474,800	474,800
Balance at 31 December 2006		547,615	617,648	-	379,954	1,686,819	3,232,036
Profit for the period		-	-	-	-	173,484	173,484
Balance at 30 April 2007		547,615	617,648	-	379,954	1,860,303	3,405,520

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FOUR MONTHS PERIOD ENDED 30 APRIL 2007 AND YEARS ENDED 31 DECEMBER 2006, 2005 AND 2004

(Expressed in millions Rupiah unless otherwise stated)

	Note	30 April 2007	31 December 2006	2005	2004
Cash flows from operating activities					
Receipts from customers		713,795	2,192,799	1,853,580	1,618,699
Payments to suppliers		(327,491)	(1,144,829)	(764,741)	(691,663)
Payments to employees and labourers		(195,262)	(516,902)	(611,444)	(392,219)
Payment of corporate tax		(81,235)	(64,001)	(4,823)	(5,417)
Other payments		(80,151)	(202,981)	(192,176)	(194,979)
Interest income		2,179	4,128	4,247	3,305
Other receipts		6,736	8,419	10,953	7,896
Net cash generated from operating activities		38,571	276,633	295,596	345,622
Cash flows from investing activities					
Purchases of property, plant and equipment (PPE)		(73,747)	(90,659)	(161,801)	(61,237)
Proceeds from sale of PPE		907	5,403	19,618	2,368
Purchase of debt securities		–	–	(41,608)	(53,128)
(Payments for)/receipts from other assets		(34,544)	(39,546)	28,897	(26,349)
Net cash used in investing activities		(107,384)	(124,802)	(154,894)	(138,346)
Cash flows from financing activities					
Bank loans		76,181	657,640	–	–
Repayments of bank loan principal		(45,950)	(542,638)	(98,659)	(47,295)
Repayments of bank loan interest		(17,661)	(53,946)	(67,227)	(34,089)
Payment to related parties		785	(1,768)	(37,661)	(13,600)
Payment of bank loan fees		–	(24,307)	–	–
Payment of dividend		(81)	(82,050)	–	–
Net cash used in financing activities		13,274	(47,069)	(203,547)	(94,984)
Net (decrease)/increase in cash and cash equivalents		(55,539)	104,762	(62,845)	112,292
Cash and cash equivalents at beginning of the year		257,054	152,292	215,137	102,845
Cash and cash equivalents at end of the period/year	13	201,515	257,054	152,292	215,137

The accompanying notes are an integral part of these consolidated financial statements.

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS 30 APRIL 2007, 31 DECEMBER 2006, 2005 AND 2004 (EXPRESSED IN MILLIONS RUPIAH UNLESS OTHERWISE STATED)

1. GENERAL INFORMATION

PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (the "Company") and its subsidiaries (together, "the Group") are engaged in the plantation business by planting and developing palm oil, rubber, cocoa, coconut, tea and coffee, cultivating such plantations and selling the products in both the domestic and international markets.

The Group currently operates mature plantations with a total area of 69,290 (2006: 67,706, 2005: 67,673, 2004: 56,937) hectares as at 30 April 2007 and immature plantations with a total area of 17,089 (2006: 17,756, 2005: 13,971, 2004: 8,300) hectares as at 30 April 2007, in North Sumatera, South Sumatera, Java, East Kalimantan, North Sulawesi and South Sulawesi. The main products are palm oil and rubber, with smaller quantities of cocoa, tea, coffee and seeds.

The Company is a limited liability company incorporated and domiciled in Indonesia, with operational branch offices located in Medan, Palembang, Makassar, Surabaya and Samarinda, and is listed on the Jakarta and Surabaya Stock Exchanges. The immediate parent company is First Durango Singapore Pte Ltd which is based in Singapore.

These consolidated financial statements are presented in millions of units of Indonesian Rupiah ("Rp"), unless otherwise stated.

The consolidated financial statements were prepared by the Board of Directors and completed on 7 August 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the period/years presented, unless otherwise stated.

2.1 Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing these financial statements. This is the first set of the Group's financial statements prepared in accordance with IFRS. They have been prepared under the historical cost convention, as modified by the revaluation of biological assets and available-for-sale financial assets.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish its IFRS accounting policies as at 30 April 2007 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 January 2004.

For statutory purposes the Group has also prepared consolidated financial statements for the same periods presented in conformity with accounting principles generally accepted in Indonesia ("Indonesian GAAP"). Indonesian GAAP varies in certain significant respects from IFRS. Reconciliations and descriptions of the effect of the significant differences between Indonesian GAAP and IFRS are summarised in Note 34 to the consolidated financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Standards, amendments and interpretations that are not yet effective for the period ended 30 April 2007

IFRS 8, Operating Segments (effective for annual periods beginning on or after 1st January 2009). IFRS 8 sets out requirements for the disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates and its major customers. This standard does not have any impact on the classification and presentation of the Group's consolidated financial statements.

IFRIC – Int 11, IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). IFRIC – Int 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC – Int 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity's parent, should be accounted for as cash-settled or equity-settled in the entity's financial statements. IFRIC – Int 11 is not expected to have a material impact on the Group's consolidated financial statements.

2.2 Consolidation

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

(a) *Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Indonesian Rupiah, which is the Company's functional and presentation currency.

(b) *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

(c) *Group companies*

The results and financial position of all the group entities (none of which has a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred. Construction in progress includes the development costs and construction expenditure, interest and other costs capitalized and will be transferred to property, plant and equipment upon it being ready for its intended use.

Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

– Buildings	20-25 years
– Machinery and equipment	10-20 years
– Vehicles and heavy equipment	5 years
– Furniture, fixtures and office equipment	7-10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The accumulated costs of the construction of buildings and plant and the installation of machinery are capitalised as construction in progress. These costs are reclassified to fixed asset accounts when the construction or installation is complete and available for use, and depreciation is charged from such date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount, and are recognised within other (losses)/gains – net, in the income statement.

2.6 Prepaid operating leases for land use rights

Under the Indonesia land laws, the Company may apply for land use rights in three ways.

i. Hak milik only applies to individual Indonesian citizens. There is no period of right stated on the land certificate and it is akin to freehold land.

ii. Under Hak Guna Bangunan ("HGB"), the Company has the right to construct buildings, including factories, houses, offices or public facilities. HGB is granted initially for 30 years and can be extended for unlimited extensions (usually 25 years at a time) at the discretion of the government.

iii. Under Hak Guna Usaha ("HGU"), the Company has the right to use the land for agricultural activities. HGU is granted initially for 35 years and can be extended for unlimited extensions (usually 25 years at a time) at the discretion of the government.

The Company does not have the title to the lands, therefore the direct costs paid upfront for the acquisition of the land rights are treated as prepaid operating leases which are amortised using the straight-line method over the respective terms of the land use rights.

2.7 Biological assets

Biological assets, which include mature and immature plantations are stated at fair value less estimated point-of-sale costs, with any resultant gain or loss recognised in the income statement. Point-of-sale costs include all costs that would be necessary to sell the assets, excluding costs necessary to get the assets to the market. Palm oil plantations are considered mature in three to four years after planting, while rubber plantations are considered mature in five to six years after planting. Actual time of maturity is dependent upon vegetative growth and is assessed by the Group.

The fair value of the biological assets is estimated independently by an external professional valuer using the present value of expected net future cash flows (excluding any future cash flows for financing the assets, or taxation) of the underlying biological assets, discounted at a current market determined pre-tax rate. The expected cash flows from the whole life cycle of the biological assets are also determined using the market price of the estimated yield of the agricultural produce (i.e. fresh palm fruit bunches), net of maintenance and harvesting costs. The estimated yield of the biological assets is affected by the age of the trees, the location, soil type and infrastructure. The market price of the agricultural produce is largely dependent on the prevailing market price of the processed products after harvest.

2.8 Long-term receivables

Long-term receivables represent costs incurred on the development of land for local smallholders under a Plasma Programme, which includes costs for smallholders funded by banks and temporary self funding by the Group awaiting bank funding.

Long-term receivables also include advances to the smallholders on topping up of loan instalments to banks, advances on fertilizers and other agricultural supplies. These costs are to be reimbursed by the smallholders. These long-term receivables from smallholders are presented net of funds received from banks, agreed amounts collected from the smallholders and an allowance for doubtful accounts.

The difference between the accumulated development costs of plantations and their recoverable value (based on the time value of funds received) is charged to the consolidated income statement.

In addition an allowance for doubtful accounts is also made based on the excess of accumulated development costs over bank funding or amounts agreed by the smallholders. The receivables and allowance for doubtful accounts are written off when the related plasma plantations are handed over to the smallholders.

Any excess of bank funding over the accumulated development costs is recognised as income and credited to the consolidated income statement.

2.9 Impairment of investments in subsidiaries and non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.10 Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet (Note 2.12).

(c) *Available-for-sale financial assets*

Available-for-sale financial assets include non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statement within other (losses)/gains – net, in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade and other receivables is described in Note 2.12.

2.11 Inventories

Physical inventories of oil palm based products and other agricultural products are valued at the lower of cost and net realisable value at the balance sheet date. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

Cost is determined by the weighted average method. Cost of products in process and finished goods comprises all costs incurred at the estates and an allocation of indirect costs using hectares as the basis of allocation. Cost of supporting materials and spare parts comprises purchase cost of such materials and spare parts plus any freight cost and insurance.

A provision for obsolete and slow moving inventory is determined on the basis of estimated future usage or sale of individual inventory items. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

2.12 Trade receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within selling and marketing costs. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and marketing costs in the income statement.

2.13 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term bank deposits, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts, if any.

2.14 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.15 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.16 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of the mandatory convertible notes is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, and is recognised and included in shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.17 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18 Employee benefits

(a) *Employee service entitlements and post employment benefits*

Short-term employee benefits are recognised when they accrue to the employees.

The Company has post-employment benefit obligations including retirement, in the form of defined benefit plan to its employees in accordance with the Indonesian Labor Law. No funding has been made by either the Group or its employees for these obligations. The defined benefit obligation is valued annually by an independent qualified actuary and is determined using the projected unit credit method. The present value of the defined obligation is determined by discounting the estimated future cash flows using the yield of the government bond with maturities approximating the terms of the related pension liability. The accumulated unrecognised actuarial gains and losses that exceed 10% of the present value of the Company's defined benefit obligations are recognised in the income statement on a straight-line basis over the expected average remaining working lives of the participating employees.

Past service costs and experience adjustments are recognised immediately in the income statement, unless the changes to the employee benefits are conditional on the employees remaining in service for a specified period of time (the vesting period). In that case, the past service costs are amortised on a straight-line basis over the vesting period.

(b) *Other post-employment obligations*

The Company provides other post employment benefits such as severance pay, service pay and compensation pay. The entitlement to these benefits is usually conditional on the employee remaining in service up to the retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit obligations.

(c) *Termination benefits*

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

(d) *Employee leave entitlement*

Employee entitlements to annual leave and long service award are recognised when they accrue to employees. A provision is made for the estimated liability as a result of services rendered by employees up to the balance sheet date.

2.19 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The provision is released if it is no longer probable that an outflow of resources will be required to settle the obligation.

2.20 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group's activities. Revenue is shown net of export tax, value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) *Sales of goods*

Revenue from local sales is recognised when goods are delivered to customers, while revenue from export sales is recognised upon shipment to customers, at which the significant risk and rewards of ownership have been transferred to the buyer.

(b) *Interest income*

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

2.21 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.22 Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

2.23 Dividend

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, price risk, and cash flow interest rate risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a) Market risk

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, and recognised assets and liabilities.

The Group currently does not have a foreign currency hedging policy. However, management continuously monitors foreign exchange exposure arising from foreign currency payments in respect of trade receivables and borrowings. The Group has a practice that includes the periodic review of the impact of movements in foreign exchange rates on profitability so that appropriate action is taken to mitigate these risks.

At 30 April 2007, if the Indonesian Rupiah had weakened/strengthened by 10% against the US dollar with all other variables held constant, post-tax profit for the period/year and equity would have been Rp52,113 higher/lower (2006: Rp45,586, 2005: Rp47,445 and 2004: Rp40,431), mainly as a result of foreign exchange gains/ losses on translation of US dollar-denominated trade receivables and foreign exchange losses/gains on translation of US dollar-denominated borrowings.

(ii) Price risk of financial instruments

The Group is not exposed to price risk as it does not have financial instruments that their fair values or future cash flows will be affected by changes in market prices.

(iii) Cash flow interest-rate risk

The Group's interest-rate risk arises from long-term borrowings. Long-term borrowings issued at variable rates expose the Group to cash flow interest-rate risk. The Group presently does not have a policy to manage these risks arising from borrowings. The Group analyses its interest rate exposure on a dynamic basis taking into consideration refinancing or renewal of existing positions. The Group's borrowings at variable rates were mostly denominated in US dollar.

At 30 April 2007, if interest rates on US dollar-denominated borrowings had been 10 basis points higher/lower with all other variables held constant, post-tax profit for the year would have been Rp5,338 lower/higher (2006: Rp5,136 2005: Rp4,894 and 2004: Rp4,151), mainly as a result of higher/lower interest expense on floating rate borrowings.

(b) *Credit risk*

The Group's principal financial assets are cash and trade and other receivables. It is the Group's policy to monitor the financial standing of these receivables on an on going basis, to ensure that the group is exposed to minimal credit risk.

Bank balances are held with reputable and established financial institutions. Management also believes that there are no significant concentrations of credit risk in the receivables.

For export sales, the Group typically requires cash against the presentation of title and in some cases documents are presented through banks with title only passing once payment has been effected. For domestic sales, customers are normally required to pay in advance. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history.

(c) *Liquidity risk*

The Group maintains sufficient liquidity by closely monitoring its cash flows, and being able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and committed credit facilities. Due to the dynamic nature of its underlying business, the Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fundraising initiatives.

The table below analyses the Group's financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 Year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 30 April 2007				
Bank borrowings	174,604	338,581	161,754	–
Notes payable	135,240	–	–	–
Trade and other payables	252,621	–	–	–
At 31 December 2006				
Bank borrowings	173,709	261,729	205,127	–
Trade and other payables	282,086	–	–	–
At 31 December 2005				
Bank borrowings	101,579	202,513	285,499	–
Trade and other payables	262,367	–	–	–
At 31 December 2004				
Bank borrowings	95,388	242,221	323,158	–
Trade and other payables	325,298	–	–	–

3.2 Capital risk management

The Group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

Based on borrowing conditions, the Group's is required to maintain certain financial ratios (minimum current ratio, maximum debt to equity ratio, minimum interest service coverage ratio, minimum debt service coverage ratio and maximum debt to EBITDA ratio).

The gearing ratios at 30 April 2007, 31 December 2006, 2005 and 2004 were as follows:

	30 April		31 December	
	2007	**2006**	**2005**	**2004**
Borrowings including notes payable *(Note 16 and 19)*	821,839	653,923	607,789	683,447
Cash and cash equivalents *(Note 13)*	(201,515)	(257,054)	(152,292)	(215,137)
Net debt	620,324	396,869	455,497	468,310
Total equity	3,405,520	3,232,036	2,839,378	2,596,503
Total capital	4,025,844	3,628,905	3,294,875	3,064,813
Gearing ratio (%)	15	11	14	15

The decrease in the gearing ratio during 2006 results primarily from the increase in profit after tax as a result of the gain in change in fair value of biological assets (Note 7), whereas the increase in the gearing ratio during 2007 was due to issuance of the promissory notes of Rp135,240 for the acquisition of land use rights (Note 19).

3.3 **Fair value estimation**

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The carrying value less impairment provision of trade and other receivables and trade and other payables approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Fair value of biological assets

The Group's biological assets are stated at fair value less point-of-sale costs. This requires independent external valuer's assessment on the fair value of the biological assets. The carrying amounts of the Group's biological assets as at 30 April 2007, 31 December 2006, 2005 and 2004 were Rp3,764,285, Rp3,513,961, Rp3,078,474, and Rp2,864,193, respectively. This assessment requires the use of estimates.

Values as appearing in the balance sheet are very sensitive to price changes. If the estimated future selling price as at 30 April 2007 had been 10% higher/lower than management's estimates, the carrying value of the Group's biological assets would have increased/reduced by approximately Rp650,000 (2006: Rp607,000, 2005: Rp507,000 and Rp438,000).

If the estimated discount rate applied to the discounted cash flows as at 30 April 2007 had been 10% higher/lower than management's estimates, the carrying value of the Group's biological assets would have reduced/increased by approximately Rp269,000 (2006: Rp229,000, 2005: Rp242,000 and 2004: Rp240,000) and Rp306,000 (2006: Rp261,000, 2005: Rp279,000 and 2004: Rp276,000) respectively.

(b) Income tax

The Group is subject to income taxes and there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. SEGMENT INFORMATION

a) Primary reporting format – business segments

As at 30 April 2007, 31 December 2006, 2005 and 2004, the Group was organised into two main business segments:

i) Oil palm and palm kernel

ii) Rubber

Other group operations mainly comprise the sale of cocoa, tea, coconut, coffee and seed operations. None of these constitutes a separately reporting segment.

The segment results for the year ended 30 April 2007 are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Sales	502,497	173,982	51,784	–	728,263
Operating profit/ segment result	150,690	70,756	45,224	–	266,670
Finance costs				(16,904)	(16,904)
Finance income				2,168	2,168
Finance costs – net					(14,736)
Profit before income tax					251,934
Income tax expense					(78,450)
Loss from discontinuing operations					–
Profit for the year					173,484
Other segment items included in the income statement					
Depreciation	(11,383)	(3,113)	(1,126)	–	(15,622)
Gain/(loss) from change in fair value at biological assets	134,068	(6,655)	4,277	–	131,690
Amortisation of land right use	(4,114)	(1,424)	(424)	–	(5,962)
Allowance for receivables	(60,162)	–	–	–	(60,162)

The segment assets and liabilities at 30 April 2007 and capital expenditure are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Assets	4,099,835	1,001,586	324,160	–	5,425,581
Liabilities	(1,526,458)	(372,911)	(120,692)	–	(2,020,061)
Capital expenditure	55,727	13,614	4,406	–	73,747

The segment results for the year ended 31 December 2006 are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Sales	1,496,114	478,629	173,670	–	2,148,413
Operating profit/ segment result	428,996	181,120	124,193	–	734,309
Finance costs				(70,190)	(70,190)
Finance income				4,133	4,133
Finance costs – net					(66,057)
Profit before income tax					668,252
Income tax expense					(193,452)
Loss from discontinuing operations					–
Profit for the year					474,800
Other segment items included in the income statement					
Depreciation	(28,965)	(8,297)	(4,260)	–	(41,522)
Gain/(loss) from change in fair value at biological assets	60,999	77,550	58,352	–	196,901
Amortisation of land right use	(10,998)	(3,518)	(1,276)	–	(15,792)

The segment assets and liabilities at 31 December 2006 and capital expenditure are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Assets	3,801,232	961,069	315,733	–	5,078,034
Liabilities	(1,381,847)	(349,374)	(114,777)	–	(1,845,998)
Capital expenditure	67,864	17,158	5,637	–	90,659

The segment results for the year ended 31 December 2005 are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Sales	1,342,541	314,006	176,313	–	1,832,860
Operating profit/ segment result	192,722	20,448	59,452	–	272,622
Finance costs				(76,088)	(76,088)
Finance income				4,247	4,247
Finance costs – net					(71,841)
Profit before income tax					200,781
Income tax expense					42,094
Loss from discontinuing operations					–
Profit for the year					242,875
Other segment items included in the income statement					
Depreciation	(33,975)	(11,312)	(3,623)	–	(48,910)
Gain/(loss) from change in fair value at biological assets	(127,135)	(29,738)	(44,130)	–	(201,003)
Amortisation of land right use	(12,537)	(2,932)	(1,645)	–	(17,114)
Allowance for doubtful debts	–	–	–	(26,512)	(26,512)
Reversal of bonus and allowance for receivables	–	–	–	47,460	47,460

The segment assets and liabilities at 31 December 2005 and capital expenditure are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Assets	3,329,664	856,111	283,308	–	4,469,083
Liabilities	(1,214,202)	(312,191)	(103,312)	–	(1,629,705)
Capital expenditure	120,549	30,995	10,257	–	161,801

The segment results for the year ended 31 December 2004 are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Sales	1,288,385	245,247	120,662	–	1,654,294
Operating profit/ segment result	1,126,302	131,377	98,613	–	1,356,292
Finance costs				(111,703)	(111,703)
Finance income				3,307	3,307
Finance costs – net					(108,396)
Profit before income tax					1,247,896
Income tax expense					(459,519)
Loss from discontinuing operations					–
Profit for the year					788,377
Other segment items included in the income statement					
Depreciation	(17,470)	(6,227)	(1,531)	–	(25,228)
Gain/(loss) from change in fair value at biological assets	28,179	(13,552)	(9,217)	–	5,410
Amortisation of land right use	(5,018)	(955)	(470)	–	(6,443)
Allowance for doubtful debts	–	–	–	(54,563)	(54,563)
Reversal of allowance for doubtful debts	–	–	–	228,594	228,594

The segment assets and liabilities at 31 December 2004 and capital expenditure are as follows:

	Oil palm and palm kernel	Rubber	Other	Unallocated	Total
Assets	3,086,739	998,397	324,880	–	4,410,016
Liabilities	(1,269,347)	(410,567)	(133,599)	–	(1,813,513)
Capital expenditure	42,862	13,864	4,511	–	61,237

b) **Secondary reporting format – geographical segments**

Assets and liabilities are all located domestically.

Sales are based on the country where the customer is located as follows:

	30 April 2007	31 December 2006	2005	2004
Sales				
Local	496,994	1,486,307	1,106,032	992,820
Export				
Singapore	156,195	408,494	442,337	460,815
United States of America	49,105	93,560	91,369	75,425
Other	25,969	160,052	193,122	125,234
	728,263	2,148,413	1,832,860	1,654,294

6. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Machinery & equipment	Vehicles & heavy equipment	Furniture & fixtures	Construction in progress	Total
1 January 2007						
Cost	286,702	291,024	96,096	66,773	58,212	798,807
Additions	1,876	11,775	1,377	2,990	55,729	73,747
Disposals	(24)	(317)	(1,469)	(353)	-	(2,163)
Transfers	13,415	15,715	-	-	(29,130)	-
30 April 2007	301,969	318,197	96,004	69,410	84,811	870,391
1 January 2007						
Accumulated depreciation	(80,002)	(88,759)	(73,404)	(29,047)	-	(271,212)
Charge for the year	(4,072)	(5,942)	(2,986)	(2,622)	-	(15,622)
Disposals	21	306	864	336	-	1,527
30 April 2007	(84,053)	(94,395)	(75,526)	(31,333)	-	(285,307)
Net book value	217,916	223,802	20,478	38,077	84,811	585,084
1 January 2006						
Cost	239,683	219,383	91,945	55,772	106,211	712,994
Additions	4,042	8,165	7,996	11,047	59,409	90,659
Disposals	(441)	(135)	(3,845)	(46)	(379)	(4,846)
Transfers	43,418	63,611	-	-	(107,029)	-
31 December 2006	286,702	291,024	96,096	66,773	58,212	798,807
1 January 2006						
Accumulated depreciation	(68,979)	(75,028)	(67,202)	(21,865)	-	(233,074)
Charge for the year	(11,206)	(13,769)	(9,321)	(7,226)	-	(41,522)
Disposals	183	38	3,119	44	-	3,384
31 December 2006	(80,002)	(88,759)	(73,404)	(29,047)	-	(271,212)
Net book value	206,700	202,265	22,692	37,726	58,212	527,595

	Buildings	Machinery & equipment	Vehicles & heavy equipment	Furniture & fixtures	Construction in progress	Total
1 January 2005						
Cost	189,045	210,108	84,892	34,813	40,116	558,974
Additions	49,800	8,699	12,779	21,083	69,440	161,801
Disposals	(1,689)	(209)	(5,726)	(124)	(33)	(7,781)
Transfers	2,527	785	-	-	(3,312)	-
31 December 2005	239,683	219,383	91,945	55,772	106,211	712,994
1 January 2005						
Accumulated depreciation	(49,764)	(61,590)	(62,086)	(16,339)	-	(189,779)
Charge for the year	(19,304)	(13,468)	(10,599)	(5,539)	-	(48,910)
Disposals	89	30	5,483	13	-	5,615
31 December 2005	(68,979)	(75,028)	(67,202)	(21,865)	-	(233,074)
Net book value	170,704	144,355	24,743	33,907	106,211	479,920
1 January 2004						
Cost	117,934	159,218	86,246	24,614	135,014	523,026
Sale of subsidiary	(9,105)	(768)	(5,276)	(691)	(1,781)	(17,621)
Additions	4,806	7,117	10,574	11,091	27,649	61,237
Disposals	(286)	(85)	(7,177)	(120)	-	(7,668)
Transfers	75,696	44,626	525	(81)	(120,766)	-
31 December 2004	189,045	210,108	84,892	34,813	40,116	558,974
1 January 2004						
Accumulated depreciation	(44,523)	(50,435)	(69,827)	(13,801)	-	(178,586)
Sale of subsidiary	939	139	5,276	478	-	6,832
Charge for the year	(6,217)	(11,345)	(4,621)	(3,045)	-	(25,228)
Disposals	38	51	7,028	86	-	7,203
Reclassifications	(1)	-	58	(57)	-	-
31 December 2004	(49,764)	(61,590)	(62,086)	(16,339)	-	(189,779)
Net book value	139,281	148,518	22,806	18,474	40,116	369,195

Depreciation expense of Rp15,622 (2006: Rp41,522, 2005: Rp48,910, 2004: Rp25,228) has been charged in cost of goods sold (Note 24). Since 2004, all the Group's property, plant and equipment had been pledged as collateral for bank loans. These bank loans had been repaid in August 2006, at which time the Group had re-pledged property, plant and equipment as collateral for new bank loans (Note 16a).

7. BIOLOGICAL ASSETS

	30 April 2007	2006	31 December 2005	2004
At 1 January	3,513,961	3,078,474	2,864,193	2,772,448
Additions	118,634	238,827	435,490	93,669
Disposals	–	(241)	(20,206)	(7,334)
Change in fair value less estimated point-of-sale costs	131,690	196,901	(201,003)	5,410
At 30 April/31 December	3,764,285	3,513,961	3,078,474	2,864,193

An analysis of biological assets by products is as follows:

	30 April 2007	2006	31 December 2005	2004
Mature plantations				
Oil palm	2,645,612	2,361,091	2,136,877	1,987,898
Rubber	607,127	609,711	500,827	510,063
Cocoa	239,802	230,052	149,325	178,068
Tea	4,366	5,830	15,947	18,800
Coffee	–	–	–	–
Coconut	–	–	3	6
	3,496,907	3,206,684	2,802,979	2,694,835
Immature plantations				
Oil Palm	217,144	262,100	230,871	130,214
Rubber	44,262	37,664	34,584	32,109
Cocoa	5,957	7,513	9,817	6,364
Tea	15	–	223	181
Coffee	–	–	–	490
Coconut	–	–	–	–
	267,378	307,277	275,495	169,358
	3,764,285	3,513,961	3,078,474	2,864,193

At the balance sheet dates, the fair value of the biological assets was assessed by an independent qualified valuer, PT Asian Appraisal Indonesia in a report dated 13 July 2007. The fair value of the mature biological assets, has been assessed using the present value of expected net future cash flows underlying the biological assets. In assessing the fair value of the immature biological assets, the cost approach has been adopted, which includes land clearing, upkeep costs, environmental conditions, and the condition of the biological assets.

The principal assumptions used in the assessments are as follows:

	30 April 2007	31 December 2006	2005	2004
(i) Commodity price				
Fresh fruit bunches (Rp/kg)	793-918	710-826	711-822	701-807
Rubber (Rp/kg)	13,314	13,010	12,157	11,363
(ii) Discount rate	18%	18%	22%	20%

An analysis of the Company's production volume (tonnes of produce) is as follows:

	30 April 2007	31 December 2006	2005	2004
Processed FFB	421,853	1,455,737	1,373,457	1,212,286
Crude Palm Oil (Metric tonne)	95,450	340,015	328,688	295,790
Palm Kernel	21,762	77,333	71,325	65,006
Oil palm seed (thousands of seeds)	6,446	15,870	15,511	10,441
Rubber	13,404	26,625	24,079	22,335
Cocoa	583	4,739	5,123	5,071
Coffee	–	138	165	758
Tea	480	1,112	1,364	1,088

Since 2004, the biological assets have been pledged as collateral for bank loans. These loans had been repaid in August 2006, at which time the Group has re-pledged certain of its biological assets as collateral for new bank loans (Note 16a).

8. INVESTMENTS IN SUBSIDIARIES

Name	Place of incorporation and operation	Principal activities	Interest directly held 30 April 2007	31 December 2006	2005	2004	Commenced operations
PT Dwi Reksa Usaha Perkasa (DRUP)	Palembang	Trading and palm oil plantation	-	-	95%	95%	-
Lonsum Finance B.V. (LBV)	Netherlands	Financial services	-	-	100%	100%	1997
PT Multi Agro Kencana Prima	Jakarta	Plantation, processing and trading	80%	80%	80%	80%	2002
Lonsum Singapore Pte., Ltd.	Singapore	Trading and marketing	100%	100%	100%	100%	2004
Sumatra Investment Corporation Pte., Ltd. (SIC)	Singapore	Trading and marketing	100%	-	-	-	-

In January 2004, the Group sold all its shares in PT Treekreasi Margamulia, and the loss arising from the sale of share amounting to Rp45,051 has been recognised in the 2004 consolidated income statement (Note 30b). In October 2006 the Company sold all its shares in DRUP, and the gain arising from the sale of shares amounting to Rp36 has been recognised in the consolidated income statement in 2006.

On 11 December 2006 the liquidation process of LBV was completed and the loss incurred from this liquidation process amounting to Rp16 has been recognised in the consolidated income statement in 2006.

On 15 March 2007, the Company established a new subsidiary in Singapore, namely Sumatra Investment Corporation Pte Ltd. ("SIC") and was registered with an authorised capital of SGD1. The main purpose of SIC is to provide trading services and also research and development of natural science products. Subsequently, the Company transferred its ownership in SIC to LSP on 1 May 2007.

No minority interest is presented in the consolidated financial statements, since the non-wholly owned subsidiaries had been making losses and the minority interest had already reduced down to nil prior to 1 January 2004.

9. PREPAID OPERATING LEASES FOR LAND USE RIGHTS

The Company's interests in land use rights represent prepaid operating lease payments and their carrying amount is analysed as follows:

	30 April	31 December		
	2007	2006	2005	2004
1 January	494,292	484,780	221,013	212,078
Additions	10,606	9,512	265,468	28,898
Disposals	–	–	(1,701)	–
Sale of subsidiary	–	–	–	(19,963)
At 30 April/31 December	504,898	494,292	484,780	221,013
Accumulated amortisation				
At 1 January	(56,419)	(40,627)	(25,214)	(18,771)
Additions	(5,962)	(15,792)	(17,114)	(6,443)
Disposals	–	–	1,701	–
At 30 April/31 December	(62,381)	(56,419)	(40,627)	(25,214)
Carrying amount	442,517	437,873	444,153	195,799

Amortisation expense of Rp5,962 (2006: Rp15,792, 2005: Rp17,114 and 2004: Rp6,443) has been charged in cost of goods sold (Note 24).

Since 2004, land use rights had been pledged as collateral for bank loans. These bank loans had been repaid in August 2006, at which time the Group had re-pledged the land use rights together with mature and immature plantation assets as collateral for new bank loans (Note 16a).

10. LONG TERM RECEIVABLES

	30 April	31 December		
	2007	2006	2005	2004
Long term receivables from plasma smallholders	53,335	50,770	45,164	29,450

Long term receivables represent costs incurred for plasma plantation development including expenditures for nurseries, field preparation, planting, fertilizers, maintenance and other overheads which are temporary self funding by the Group awaiting bank funding and reimbursement by plasma farmers.

To finance the development costs incurred by the Group, the smallholders obtain bank loans to repay the Group at the time of transfer of the mature plantations, and these loans are secured by receivables from the smallholders arising from sales of fresh fruit bunches ("FFB") and a corporate guarantee from the Group. Under the Plasma Programme, when FFB are sold to the Group, who being the guarantor, has the responsibility to withhold and pay to the banks directly a particular portion, usually 30%, of the amounts payable to smallholders until the entire bank loan is settled. The ultimate obligation of paying off the bank loans is with the smallholders.

As the guarantor of the bank loan repayments, the Group withholds 30% of the FFB sales amounts from the plasma smallholders during the 4 to 12 years after handing over and harvesting. The withheld amounts are then passed by the Group to the banks as loan repayments. Any shortfall between the amounts provided from the above sales and amounts to be paid to the banks must be paid by the Group as the guarantor of the loan repayments (Note 31).

11. INVENTORIES

	30 April		31 December	
	2007	2006	2005	2004
Finished goods				
Palm oil and palm kernel	32,069	26,281	51,151	29,341
Rubber	57,759	30,017	31,273	12,909
Cocoa	5,339	1,876	5,092	3,767
Tea	4,842	2,947	4,854	3,685
Seeds	1,536	1,208	831	2,178
Others	50	39	66	931
	101,595	62,368	93,267	52,811
Supporting materials and spare parts				
Fertiliser	21,468	18,765	14,452	7,006
Spare parts	7,677	11,511	9,651	7,036
Chemicals	10,429	9,794	5,494	3,139
Fuel oil	3,693	4,401	4,077	1,502
Other materials	33,128	25,159	15,985	9,855
	76,395	69,630	49,659	28,538
Less – provision for obsolete inventories	(1,447)	(1,362)	(431)	(434)
	74,948	68,268	49,228	28,104
	176,543	130,636	142,495	80,915

The cost of inventories recognised as expense and included in cost of goods sold amounted to Rp140,539 (2006: Rp501,717, 2005: Rp359,560, 2004: Rp416,798) (Note 24).

Since 2004, all inventories had been pledged as collateral for bank loans. These bank loans had been repaid in August 2006 (Note 16a).

12. TRADE AND OTHER RECEIVABLES

	30 April		31 December	
	2007	2006	2005	2004
Non current				
Advances for purchase of land *(Note 19)*	135,240	42,808	–	–
Advance for asset acquisition	–	–	–	520,000
Guarantee deposits	1,369	1,365	1,207	837
Others	596	504	550	2,087
	137,205	44,677	1,757	522,924
Provision for impairment of advances for payments of land	(44,000)	–	–	–
	93,205	44,677	1,757	522,924
Current				
Trade receivables	32,640	43,300	50,207	52,028
Prepaid taxes	24,614	13,747	7,356	3,506
Prepaid expenses	5,921	1,390	3,019	8,155
Advances to employees	8,682	6,231	22,103	13,390
Advances others	30,378	33,721	26,589	32,021
Amounts due from related parties *(Note 33c)*	–	33,615	33,615	11,500
Other receivables	16,614	17,079	15,554	23,303
	118,849	149,083	158,443	143,903
Provision for trade receivables	(9,752)	–	–	–
Provision for amounts due from related parties *(Note 33d)*	–	(33,615)	(33,615)	(11,500)
Total current	109,097	115,468	124,828	132,403
	202,302	160,145	126,585	655,327

The carrying amounts of the current portion of the trade and other receivables approximate their fair values.

The carrying amounts of the trade and other receivables are denominated in the following currencies:

	30 April		31 December	
	2007	2006	2005	2004
Rupiah	185,668	136,800	88,492	617,475
US dollar	16,634	23,345	38,093	37,852
	202,302	160,145	126,585	655,327

The Group normally allow a credit period up to 30 days to its customers.

At 30 April 2007, 31 December 2006, 2005 and 2004, the ageing analysis of the trade receivables is as follows:

	30 April		31 December	
	2007	2006	2005	2004
Current/less than 30 days	22,543	29,868	46,124	46,661
30 – 90 days	345	5,297	3,491	4,853
Over 90 days	9,752	8,135	592	514
	32,640	43,300	50,207	52,028

As at 30 April 2007, management of the Group has performed a recoverability assessment on the amounts advanced for the acquisition of the land use rights. Based upon the land's location to the Company's inti lands, application process to the local government that is still underway and advice provided by the Company's legal advisor, management considered that a provision of Rp44,000 be made to reflect the probability of the land use rights to be acquired.

As at 31 December 2006, 2005 and 2004, based on a review of the individual accounts receivable balances, management of the Group believed that all receivables would be fully collectible, therefore no allowance for doubtful accounts was provided. As at 30 April 2007, an allowance for doubtful accounts of Rp9,752 was made.

Since 2004, some receivables had been pledged as collateral for bank loans. These bank loans had been repaid in August 2006 (Note 16a).

13. CASH AND CASH EQUIVALENTS

	30 April		31 December	
	2007	2006	2005	2004
Cash at bank and in hand	127,501	95,481	109,108	207,086
Short term bank deposits	74,014	161,573	38,184	8,051
Short term investments	–	–	5,000	–
	201,515	257,054	152,292	215,137

Interest rate on the above short-term deposits are as follows

	30 April		31 December	
	2007	2006	2005	2004
Rupiah	3.63 –11.37%	3.75 – 15.0%	5.0 – 12.5%	5.0– 6.0%
USD	2.75 – 4.50%	1.25 – 4.75%	0.65 – 4.50%	0.65 – 1.50%

In 2005, the Company had placed funds amounting to Rp5,000 to be managed by an investment manager with a rate of return of 11.5% per annum. This agreement commenced on 15 December 2005 and was terminated by the Company on 16 February 2006.

14. SHARE CAPITAL

	Number of ordinary shares *(thousands)*	Share capital	Additional paid-in capital	Total share capital
At 1 January 2004	485,613	242,807	5,593	248,400
Issue of shares	280,096	140,048	281,217	421,265
Conversion of Mandatory Convertible Notes ("MCN")	329,520	164,760	330,838	495,598
At 30 April 2007, and 31 December 2006, 2005, and 2004	1,095,229	547,615	617,648	1,165,263

The total authorised number of ordinary shares was 1,600 million with a par value of Rp500 per share as at 30 April 2007, 31 December 2006, 2005 and 2004. All issued shares are fully paid.

Pursuant to an Extraordinary General Meeting of Shareholders on 27 May 2004, 280,096,000 shares were issued at Rp1,504 (full Rupiah) per share as a result of the debts conversion of USD48,876,345 (or Rp421,265) (Note 16a). The premium recognised on such share issuance of Rp281,217 was credited to additional paid-in capital.

On 4 June 2004, the holders of the MCN had converted USD46,874,511 (or Rp404,012) of the MCN into 268,624,500 ordinary shares at Rp1,504 (full Rupiah) per share (Note 16b). The premium recognised on such share issuance of Rp269,700 was credited to additional paid-in capital.

On 4 August 2004, the holders of the MCN had converted USD10,626,116 (or Rp91,586) of the MCN into 60,895,000 ordinary shares at Rp1,504 (full Rupiah) per share (Note 16b). The premium recognised on such share issuance of Rp61,138 was credited to additional paid-in capital.

15. RESERVES

	Available for sale investment	Mandatory convertible notes	Retained earnings	Total
At 1 January 2004	4,388	–	262,909	267,297
Disposal of available for sale investments	(4,388)	–	–	(4,388)
Profit for the year	–	–	788,377	788,377
Mandatory Convertible Notes – equity portion	–	379,954	–	379,954
At 31 December 2004	–	379,954	1,051,286	1,431,240
Profit for the year	–	–	242,875	242,875
At 31 December 2005	–	379,954	1,294,161	1,674,115
Dividends	–	–	(82,142)	(82,142)
Profit for the year	–	–	474,800	474,800
At 31 December 2006	–	379,954	1,686,819	2,066,773
Profit for the year	–	–	173,484	173,484
At 30 April 2007	–	379,954	1,860,303	2,240,257

16. BORROWINGS

The balance of the Group's bank loans is as follows:

	30 April		31 December	
	2007	2006	2005	2004
Non current				
Club Deal – USD	496,041	462,062	–	–
Other bank borrowings – Rupiah	4,294	4,794	5,913	9,191
Syndicated loans – USD	–	–	482,099	408,760
Syndicated loans – Rupiah	–	–	–	147,428
Mandatory Convertible Notes	6,297	8,130	13,358	18,198
	506,632	474,986	501,370	583,577
Current				
Club Deal – USD	167,104	166,209	–	–
Other bank borrowings – Rupiah	7,500	7,500	3,279	2,689
Syndicated loans – USD	–	–	98,300	68,127
Syndicated loans – Rupiah	–	–	–	24,572
Mandatory Convertible Notes	5,363	5,228	4,840	4,482
	179,967	178,937	106,419	99,870
	686,599	653,923	607,789	683,447

(a) Bank borrowings

The Company underwent a debt restructuring during 2004 and on 27 May 2004, the Company held an Extraordinary General Meeting of Shareholders ("EGM") to approve the Increase of Capital without Pre-emptive Rights and issuance of Mandatory Convertible Notes in respect of the restructuring settlement of all of the Company's borrowings as at that day. These borrowings were restructured as follows:

(i) Outstanding notes payable aggregating USD40.0 million (Rp346,440) were settled through the issuance of MCN of USD10.0 million (Rp86,610), conversion to equity of USD10.0 million (Rp86,610) by the issuance of 57,307 million ordinary shares of the Company (Note 16b), while the balance of US$20.0 million (Rp173,220) was settled in cash.

(ii) Outstanding syndicated bank loan of USD122 million (Rp1,056,642) was settled through the conversion to MCN amounting to USD47 million (Rp407,067), while the balance of USD75.0 million (Rp649,575) was refinanced by other lenders.

(iii) Additional liabilities with regard to foreign currency forwards, swap extensions, par forward commodity contracts, default interests and penalties of USD182.5 million (Rp1,580,562) were recognised, of which USD47.5 million (Rp411,403) was settled through conversion to MCN, USD38.9 million (Rp336,708) was converted to equity by the issuance of 222,925 million ordinary shares of the Company (Note 16b), while the remaining, being mainly penalties and interests, were waived by the lenders, and recognised as gains on debt restructuring in the consolidated income statement.

Subsequent to the debt restructuring in May 2004, the Company signed a refinancing loan agreement for the long-term loan of USD75.0 million (Rp649,575), which was arranged by Bank Negara Indonesia ("BNI loan") on 30 June 2004, and on 16 August 2006, the Company entered into a loan facility led by Bank Central Asia ("Club Deal") consisting of three tranches totalling USD150 million (Rp1,365,000). The Company used one of the tranches of the Club Deal to repay the outstanding BNI loan and an early repayment penalty of USD540,437 (Rp4,902) was incurred and charged to the consolidated income statement.

The BNI loan and Club Deal bear interest at 8-9% per annum and SIBOR plus 2.52% per annum, respectively, while the fixed interest rate for other bank borrowings is 13-20% per annum.

The exposure of the Group borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	30 April 2007	31 December 2006	2005	2004
6 months or less	674,939	640,565	589,591	660,767
6 – 12 months	–	–	–	–
Over 1 year	–	–	–	–
	674,939	640,565	589,591	660,767

The carrying amounts of non-current borrowings of the Group approximate their fair values as these loans bear interest at SIBOR plus 2.52% per annum, while the fair values of current borrowings equal their carrying amount, as the impact of discounting is not significant.

The maturity of non-current bank borrowings of the Group is as follows:

	30 April 2007	31 December 2006	2005	2004
Between 1 and 2 years	338,581	261,729	202,513	242,221
Between 2 and 5 years	161,754	205,127	285,499	323,158
Over 5 years	–	–	–	–
	500,335	466,856	488,012	565,379

The effective interest rates at the balance sheet date of the Group were as follows:

	30 April 2007		31 December 2006		2005		2004	
	USD	*IDR*	*USD*	*IDR*	*USD*	*IDR*	*USD*	*IDR*
Syndicated loans	7.85%	–	7.88%	–	8-9%	–	8%	12.5-15.5%
Other bank borrowings		13.00-13.25%	–	14.25-20%	–	19-20%	–	19-20%

The carrying amounts of the borrowings of the Group are denominated in the following currencies:

	30 April 2007	31 December 2006	2005	2004
Rupiah	11,794	12,294	9,192	183,880
USD	663,145	628,271	580,399	476,887
	674,939	640,565	589,591	660,767

The undrawn borrowing facilities at the balance sheet date of the Group were as follows:

	30 April 2007	31 December 2006	2005	2004
Undrawn borrowing facilities – Rupiah	646,520	717,103	–	–

The bank loans are secured by land use rights and/or non-moveable assets and all machineries that are placed on it, as well as land, buildings, infrastructures, machinery and biological assets that are acquired and built. The carrying value of assets of the Group secured for bank loans are as follows:

	30 April 2007*	31 December 2006*	2005**	2004**
Biological assets	2,001,324	2,001,324	696,927	658,642
Property, plant and equipment	59,611	59,611	79,169	78,362
Inventory	–	–	44,039	44,039
Trade and other receivables	–	–	1,773	1,773
	2,060,935	2,060,935	821,908	782,816

* *Under BCA Syndication*

** *Under BNI Syndication*

(b) Mandatory Convertible Notes

On 27 May 2004, the Company issued Mandatory Convertible Notes ("MCN") as a result of the Company's debt restructuring. The MCN resulted from the debt restructuring amounting to USD104.5 million (Rp900,691) consisted of two tranches. The first tranche was issued, in aggregate, for an amount of USD57.5 million bearing no interest and having a maturity of three years from the day of issuance, while the second tranche was issued for USD47.0 million bearing interest of 1.5% per annum and having a maturity of five years.

The MCN may be sold or transferred to any party without prior written consent of the Company and may be converted to ordinary shares of the Company at the holder's discretion at any time from 27 May 2004 until the maturity date. The notes are not secured by the Group's assets.

The MCN may be converted to share capital at a value of Rp1,504 (full Rupiah) per share with a fixed exchange rate of Rp8,619 (full Rupiah) per USD1. The second tranche MCN bear interest at 1.5% per annum which is paid in May and November every year. Upon maturity the unconverted MCN will be mandatorily converted to ordinary shares of the Company.

Subsequent to the issuance of the MCN, USD57.5 million of the MCN had been converted to 329,519,500 shares of the Company (Note 14), with outstanding MCN of USD47.0 million as at 30 April, 2007, 31 December 2006, 2005 and 2004.

The fair value of the liability component (being the present value of future interest payments), included in long-term borrowings, was calculated using a market interest rate of 8%. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves.

The MCN recognised in the balance sheet is calculated as follows:

	30 April 2007	31 December 2006	2005	2004
Face value of convertible bond issued on 27 May 2004	405,093	405,093	405,093	405,093
Equity component	(379,954)	(379,954)	(379,954)	(379,954)
Liability component on initial recognition at 27 May 2004	25,139	25,139	25,139	25,139
Accumulated interest accretion	(11,781)	(6,941)	(2,459)	–
Interest paid	(2,024)	(6,072)	(6,072)	(3,542)
Interest expense	326	1,232	1,590	1,083
	(1,698)	(4,840)	(4,482)	(2,459)
Liability component at year end	11,660	13,358	18,198	22,680
Current portion	(5,363)	(5,228)	(4,840)	(4,482)
Non-current portion	6,297	8,130	13,358	18,198

17. **DEFERRED TAX ASSETS AND LIABILITIES**

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	30 April 2007	31 December 2006	2005	2004
Deferred tax assets				
– to be recovered after more than 12 months	92,025	70,138	60,266	67,778
– to be recovered within 12 months	–	–	–	–
	92,025	70,138	60,266	67,778
Deferred tax liabilities				
– to be recovered after more than 12 months	812,400	766,144	689,575	747,123
– to be recovered within 12 months	–	–	–	–
	812,400	766,144	689,575	747,123
	720,375	696,006	629,309	679,345

The gross movement on the deferred income tax account is as follows

	30 April 2007	31 December 2006	2005	2004
At 1 January	696,006	629,309	679,345	259,325
Income statement charge/(credit)	24,369	66,697	(50,036)	420,020
30 April/31 December	720,375	696,006	629,309	679,345

The composition and movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax assets:

	Bonuses and benefits	Employee benefits	Provision for acquired land	Interest and payables	Other	Total
At 1 January 2004	12,154	24,135	–	427,456	8,484	472,229
(Charged)/credited to the income statement	21,952	4,672	–	(427,456)	(3,619)	(404,451)
At 31 December 2004	34,106	28,807	–	–	4,865	67,778
(Charged)/credited to the income statement	(15,622)	5,566	–	–	2,544	(7,512)
At 31 December 2005	18,484	34,373	–	–	7,409	60,266
(Charged)/credited to the income statement	1,624	7,956	–	–	292	9,872
At 31 December 2006	20,108	42,329	–	–	7,701	70,138
(Charged)/credited to the income statement	(3,310)	7,862	13,200	–	4,135	21,887
At 30 April 2007	16,798	50,191	13,200	–	11,836	92,025

Deferred income tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through future taxable profits is probable. As at 31 December 2004 the group had unrecognised tax losses carried forward amounting to Rp75,689 that were fully utilised during 2005 (Note 27).

Deferred tax liabilities:

	Biological assets	Accelerated tax Depreciation	Amortisation of prepaid operating leases	Other	Total
At 1 January 2004	605,322	124,205	1,991	36	731,554
Charged/(credited) to the income statement	1,623	12,972	990	(16)	15,569
At 31 December 2004	606,945	137,177	2,981	20	747,123
Charged/(credited) to the income statement	(60,301)	1,029	1,724	–	(57,548)
At 31 December 2005	546,644	138,206	4,705	20	689,575
Charged/(credited) to the income statement	59,070	15,179	2,320	–	76,569
At 31 December 2006	605,714	153,385	7,025	20	766,144
Charged/(credited) to the income statement	39,507	5,666	1,083	–	46,256
At 30 April 2007	645,221	159,051	8,108	20	812,400

18. PROVISION FOR EMPLOYEE BENEFITS

The Company has non-contributory defined benefit obligations to all its employees and plantation workers. These obligations are provided based on years of service and pensionable salaries of the employees and workers, including employee compensation in relation to Labor Law No. 13/2003.

The actuarial calculation for provision for employee benefits for the period ended 30 April 2007 and the years ended 31 December 2006, 2005 and 2004 were performed by an independent qualified actuary, PT Watson Wyatt Purbajaga, using the "Projected Unit Credit" method as set out in their report dated 7 June 2007.

The following principal actuarial assumptions were used to measure the present value of the employee benefits:

The principal actuarial assumptions used by the Group were as follows:

	30 April		31 December	
	2007	2006	2005	2004
Discount rate	10%	10.5%	12%	10.5%
Future salary increases	9%	9%	10%	6% for year 2005 and 8% p.a. for year 2006 onwards
Normal retirement age	55	55	55	55
Early retirement	45	45	45	45
Mortality rate	Indonesian Mortality Table 1999 (TMI'99)	Indonesian Mortality Table 1999 (TMI'99)	US 1980 Commissioners' Standard Ordinary Table (CSO 1980)	US 1980 Commissioners' Standard Ordinary Table (CSO 1980)
Resignation rate	10% at age 25, decreasing linearly to 2% at age 45 and decreasing 2% p.a. flat at age 45 – 54	10% at age 25, decreasing linearly to 2% at age 45 and decreasing 2% p.a. flat at age 45 – 54	10% at age 25, decreasing linearly to 2% at age 45 and decreasing 2% p.a. flat at age 45 – 54	10% at age 25, decreasing linearly to 2% at age 45 and decreasing 2% p.a. flat at age 45 – 54
Disability rate	10% of TMI'99	10% of TMI'99	10% of CSO 1980	10% of CSO 1980

Provision for employee benefits recognised by the Group is determined as follows:

	30 April		31 December	
	2007	2006	2005	2004
Present value of obligations	341,250	284,287	210,889	174,030
Unrecognised actuarial losses	(171,681)	(139,987)	(92,174)	(73,326)
Unrecognised past service cost	(2,309)	(2,621)	(3,557)	(4,494)
Total	167,260	141,679	115,158	96,210

Employee benefits costs recognised in the consolidated income statement are as follows:

	30 April 2007	2006	31 December 2005	2004
Current service cost	15,416	15,438	12,533	11,867
Amortisation of past service costs	312	936	936	936
Amortisation of net actuarial loss	5,335	6,578	3,777	3,461
Interest on employee benefits cost	9,973	24,033	17,524	15,417
Total	31,036	46,985	34,770	31,681

Employee benefits costs were all charged to costs of goods sold.

The balance of unrecognised past service costs as at 30 April 2007 was Rp2,309 (2006: Rp2,621, 2005: Rp3,557, 2004: Rp4,494).

The provision for employee benefits comprises:

	30 April 2007	2006	31 December 2005	2004
Beginning balance	141,679	115,158	96,210	80,448
Employee benefits expense for current year	31,036	46,985	34,770	31,681
Employee benefits paid during the year	(5,455)	(20,464)	(15,822)	(15,919)
	167,260	141,679	115,158	96,210

19. NOTES PAYABLE

On 29 January 2007 and 13 March 2007, the Company issued Notes Payable with nominal values of Rp80,680 and Rp54,560, respectively, to PT Dwi Reksa Usaha Perkasa ("DRUP"). The first Notes Payable was due on 29 July 2007 and the second one will be due on 13 September 2007, respectively, and bear no interest. With regard to the Notes Payable due on 29 July 2007, the amount of Rp75,202 was paid on 31 July 2007 with the balance to be settled in conjunction with the second Notes Payable.

The issuance of the Notes Payable was in relation to the process to acquire mature plantation lands around the Company's inti lands (Note 12). The purpose of the Notes Payable issuance was to support DRUP to obtain an alternative temporary financing from the banks to fund the payment to the vendors of the land.

20. TRADE AND OTHER PAYABLES

	30 April 2007	31 December 2006	2005	2004
Trade payables	18,293	43,567	45,624	32,693
Accrued purchases	33,113	31,625	33,646	–
Accrued bonuses and employee benefits	80,913	61,514	67,874	113,834
Payables to plasma loans	60,154	53,057	53,684	68,022
Professional fees	887	1,340	840	33,890
Customer deposits	42,286	71,662	33,730	14,831
Other accrued expenses	12,330	16,716	26,391	45,430
Reforestation penalties	–	–	–	12,778
Interest	4,645	2,605	578	3,820
	252,621	282,086	262,367	325,298

The ageing analysis of the trade payables is as follows:

	30 April 2007	31 December 2006	2005	2004
Current/less than 30 days	104,229	129,660	126,676	200,830
30 – 90 days	53,799	76,918	38,129	29,357
Over 90 days	94,593	75,508	97,562	95,111
	252,621	282,086	262,367	325,298

21. SALES

	30 April 2007	31 December 2006	2005	2004
Oil palm	502,497	1,496,114	1,342,541	1,288,385
Rubber	173,982	478,629	314,006	245,247
Cocoa	7,419	60,002	68,999	60,075
Tea	2,894	13,640	12,515	9,046
Coconut	795	3,563	3,732	3,651
Coffee	–	1,428	2,380	4,638
Seeds	40,676	95,037	88,687	43,252
	728,263	2,148,413	1,832,860	1,654,294

22. OTHER INCOME

	30 April 2007	31 December 2006	2005	2004
Sale of oil palm seedlings and red sugar	1,252	6,183	10,047	2,172
Income from fertilizer research	55	1,099	1,808	–
Others	621	4,347	8,416	–
	1,928	11,629	20,271	2,172

23. OTHER GAINS/(LOSSES) – NET

	30 April		31 December	
	2007	2006	2005	2004
Gain/(loss) on sale of fixed assets	271	3,700	(4,455)	1,134
Foreign exchange (loss)/gain	(2,746)	32,989	(20,018)	(45,471)
Reversal of doubtful party receivable	–	–	4,397	228,594
Loss investment in subsidiary	–	36	(2,462)	(45,051)
Provision for impairment of advance for payment of land *(Note 12)*	(44,000)	–	–	–
Others	(4)	–	–	(15,553)
	(46,479)	36,725	(22,538)	123,653

24. EXPENSES BY NATURE

	30 April		31 December	
	2007	2006	2005	2004
Changes in inventories of finished goods and production in process *(Note 11)*	140,539	501,717	359,560	416,798
Direct field costs	64,925	272,494	229,739	158,633
Other indirect costs	80,480	260,757	245,881	172,905
Employee benefit expenses *(Note 25)*	189,734	433,103	348,568	293,339
Transportation costs	13,384	64,203	45,775	28,000
Administration costs	9,211	17,846	9,120	53,438
Depreciation *(Note 6)*	15,622	41,522	48,910	25,228
Amortisation *(Note 9)*	5,962	15,792	17,114	6,443
Marketing expenses	4,248	11,904	11,420	11,645
Professional fees	8,465	40,021	38,370	18,002
Debt restructuring costs	–	–	19,062	–
Allowance for doubtful debts	16,162	–	26,512	11,500
Provision/(reversal) for bonus payments	–	–	(43,063)	43,063
	548,732	1,659,359	1,356,968	1,238,994

25. EMPLOYEE BENEFITS EXPENSE

	30 April		31 December	
	2007	2006	2005	2004
Wages and salaries	158,698	386,118	313,798	261,658
Employee benefit costs	31,036	46,985	34,770	31,681
Other post-employment benefits	–	–	–	–
	189,734	433,103	348,568	293,339
Number of employees	12,870	12,910	12,866	12,138

26. FINANCE COSTS

	30 April 2007	2006	31 December 2005	2004
Bank charges	1,367	19,011	2,849	639
Interest on bank loans	19,700	55,974	69,242	83,514
Other bank loan charges	–	–	–	38,161
Other interest charges	–	–	–	4,000
Interest on MCN	(1,698)	(4,840)	(4,482)	(2,459)
Plasma receivable interest – net	(2,465)	45	8,479	(12,152)
Finance costs	16,904	70,190	76,088	111,703
Finance income – interest on bank deposits	(2,168)	(4,133)	(4,247)	(3,307)
Finance costs – net	14,736	66,057	71,841	108,396

27. INCOME TAX EXPENSE

	30 April 2007	2006	31 December 2005	2004
Current tax	54,081	126,755	7,942	39,499
Deferred tax *(Note 17)*	24,369	66,697	(50,036)	420,020
	78,450	193,452	(42,094)	459,519

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to profits of the Group as follows:

	30 April 2007	2006	31 December 2005	2004
Profit before tax	251,934	668,252	200,781	1,247,896
Tax calculated at 30%	75,580	200,476	60,234	374,369
Income not assessable for tax purposes	(1,286)	(24,670)	(42,155)	(908)
Expenses not deductible for tax purposes	3,541	10,108	12,983	46,559
Under-provision of tax in prior year	615	7,538	2,533	39,499
Utilisation of tax losses *(Note 17)*	–	–	(75,689)	–
Income tax expense/(credit)	78,450	193,452	(42,094)	459,519

28. EARNING PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, and the number of shares convertible from the Mandatory Convertible Notes (Note 16b).

	30 April		31 December	
	2007	2006	2005	2004
Basic and diluted				
Profit attributable to equity holders of the Company	173,484	474,800	242,875	788,377
Weighted average number of issued shares	1,095,229,293	1,095,229,293	1,095,229,293	831,073,639
Number of shares to be issued from mandatory convertible notes	269,343,500	269,343,500	269,343,500	160,868,173
	1,364,572,793	1,364,572,793	1,364,572,793	991,941,812
Basic and diluted earnings per share (Rp/share)	127	348	178	795

As the Mandatory Convertible Notes are mandatorily convertible into a fixed number of shares, these are included in the basic earnings per share (and also diluted earnings per share) as if conversion had already taken place.

29. DIVIDENDS

	30 April		31 December	
	2007	2006	2005	2004
Final dividend of Rp75 per ordinary share	–	82,142	–	–

30. NOTES TO THE CASH FLOW STATEMENT

(a) Major non-cash transactions

	30 April	31 December		
	2007	2006	2005	2004
Reclassification of immature plantations to mature plantations	38,964	41,170	29,987	42,177
Reclassification of costs for acquiring land rights from other assets to prepaid operating leases for land rights	4,783	–	275,122	–
Conversion of notes payable, bank loan and contingent liabilities to MCN	–	–	–	900,691
Conversion of notes payable, bank loan and contingent liabilities to share capital	–	–	–	421,265
Reversal of allowance for doubtful receivables from related parties	33,615	–	4,397	228,594
Conversion of MCN to share capital	–	–	–	495,598
Reclassification of mature plantation assets from other assets to plantation assets	24,979	–	242,506	–

(b) Disposal of subsidiary

Based on an agreement dated 2 January 2004, PT Dwi Reksa Usaha Perkasa sold all its shares in PT Treekreasi Margamulia for Rp27,000. The loss incurred from the sale of the shares amounted to Rp45,051 was charged to the consolidated statement of income in 2004. The consideration received for the sale was promissory notes amounting to Rp27,000 that would be paid in several instalments up to 31 July 2005. Instalments of Rp8,000 were received during 2004, and the balance outstanding has been recognised as other receivables in the consolidated financial statement as at 31 December 2004. As at 31 December 2005, the buyer had fully settled all outstanding payables.

31. CONTINGENT LIABILITIES

As discussed in Note 10, plasma smallholders have obtained loan facilities from various banks with the Company acting as guarantor of the loan repayments.

Repayments are made by deducting 30% of fresh fruit bunch sales proceeds by the plasma smallholders to the Company after the mature plasma plantations are handed over. Any shortfall between the sales deduction amount and the repayment of the guaranteed bank loan will be paid by the Company.

The obligations where the Company is acting as the guarantor of the loan repayments is as follows:

	30 April	31 December		
	2007	2006	2005	2004
Guarantor obligations	108,067	118,340	160,174	186,759

32. COMMITMENTS

(a) **Sales commitments**

The Group has the following sales volume (tonnes) commitments:

	30 April 2007	31 December 2006	2005	2004
Palm oil – export	37,500	47,400	28,600	49,750
– local	61,000	7,000	1,250	6,500
Rubber	3,521	2,701	3,145	2,315
Cocoa	1,950	2,200	3,070	3,800
Palm kernel	25,750	2,250	1,850	–

(b) **Contractual commitments**

Expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	30 April 2007	31 December 2006	2005	2004
Property, plant and equipment	153,494	71,125	32,573	38,750
Stores and spare parts	125,477	98,827	108,391	34,338

(c) **Operating leases**

The Group leases office space and vehicles under non-cancellable operating lease agreements (paid in advance for a month or three months). The future aggregate minimum lease payments under non-cancellable operating lease are as follows:

	30 April 2007	31 December 2006	2005	2004
No later than one year	3,445	3,955	1,693	1,789
Later than one year and no later than five years	1,643	2,967	–	1,342
Later than five years	–	–	–	–
	5,088	6,922	1,693	3,131

33. RELATED PARTY TRANSACTIONS

The Group is controlled by First Durango Singapore Pte., Ltd., incorporated in Singapore, which owns 50.1% of the Company's shares.

The following transactions were carried out with related parties:

(a) **Purchases of services**

	30 April 2007	2006	31 December 2005	2004
Purchases of services from entity with common directors				
Logistics Management Services Pte., Ltd	–	3,309	14,578	8,045
London Sumatra Singapore Pte., Ltd	4,185	12,346	12,405	11,939
Pan Group (FFB purchases)	–	–	–	84,361
	4,185	15,655	26,983	104,345

Services were provided by related parties on the basis of market prices prevailing at the transaction dates.

(b) **Key management compensation of the Board of Commissioners and Directors**

	30 April 2007	2006	31 December 2005	2004
Salaries and other short-term employee benefits	14,450	54,589	44,871	21,893

There are no significant outstanding balances with key management as at 30 April 2007, 31 December 2006, 2005 and 2004.

(c) **Period/year-end balances arising from sales/purchases of goods**

	30 April 2007	2006	31 December 2005	2004
Receivables from former fellow subsidiaries				
PT Pan London Sumatra Plantation	–	12,850	12,850	11,500
PT Gelora Mahapala	–	9,033	9,033	–
PT London Sumatra International	–	7,243	7,243	–
PT Panca Tirta Budi Agung	–	4,489	4,489	–
	–	33,615	33,615	11,500
Payables from former fellow subsidiaries				
PT Panca Tirta Budi Agung	–	–	–	8,388
PT Pan London Sumatra Plantation	–	–	–	4,396
	–	–	–	12,784

(d) Advances to related parties

	30 April		31 December	
	2007	2006	2005	2004
Loans to related parties:				
1 January	33,615	33,615	531,500	228,594
Writeoff	(33,615)	–	–	–
Loans advanced during the period/year	–	–	26,512	11,500
Loan repayments received	–	–	(4,397)	(228,594)
Advance for land acquisition *(Note 12)*	–	–	–	520,000
Repayment for land acquisition	–	–	(520,000)	–
At 30 April/31 December	–	33,615	33,615	531,500
Provision for impairment	–	(33,615)	(33,615)	(11,500)
	–	–	–	520,000

The advances to related parties are interest-free, unsecured and without a fixed term of repayment.

(e) Other related party transactions

In 2004, the Company entered into an agreement with Logistics Management Services Pte., Ltd, for technical support and consulting services for plantation development through the secondment of certain members of management.

In 2005, the Company purchased additional land rights for land located in South Sumatera and Kalimantan as a result of the acquisition of assets and liabilities from the Pan Group, the former controlling shareholder, for a consideration of Rp520 billion. Approximately Rp238 billion were settled by way of offsetting the receivable from the Pan Group, while the remaining were funded by the redemption of the Group's short term investments of Rp282 billion.

34. RECONCILIATION OF SHAREHOLDERS' EQUITY AND NET PROFIT REPORTED UNDER INDONESIAN GAAP

(a) The following is a reconciliation summary of the adjustments to the consolidated shareholders' equity reported in accordance with accounting principles generally accepted in Indonesia ("Indonesian GAAP") to these IFRS financial statements.

	30 April	31 December			
	2007	2006	2005	2004	1 Jan 2004
Shareholders' equity as reported in the consolidated financial statements prepared under Indonesian GAAP	1,414,574	1,345,900	1,124,937	769,213	103,936
Adjustments for fair value of biological assets	1,648,951	1,543,109	1,364,645	1,464,595	1,434,051
Reclassification of land as operating lease	(36,144)	(31,688)	(20,111)	(8,665)	(5,333)
Reclassification of MCN	393,433	391,735	386,895	382,413	–
Discount of long term receivables from plasma smallholders	(15,294)	(17,020)	(16,988)	(11,053)	(19,559)
	3,405,520	3,232,036	2,839,378	2,596,503	1,513,095
Non Indonesian GAAP adjustment					
Recognition of liabilities for borrowings and default interest upon debt restructuring	–	–	–	–	(997,398)
Shareholders' equity in accordance with IFRS	3,405,520	3,232,036	2,839,378	2,596,503	515,697

(b) The following is a reconciliation summary of the adjustments to the consolidated net profit reported under Indonesian GAAP to IFRS

	30 April		31 December	
	2007	2006	2005	2004
Net profit/(loss) as reported in the consolidated financial statements prepared under Indonesian GAAP	68,674	303,105	355,724	(247,198)
Adjustments for fair value of biological assets	105,842	178,464	(99,950)	30,544
Reclassification of land as operating lease	(4,456)	(11,577)	(11,446)	(3,332)
Interest expense on MCN	1,698	4,840	4,482	2,459
Discount on long term receivables from plasma smallholders	1,726	(32)	(5,935)	8,506
	173,484	474,800	242,875	(209,021)
Non Indonesian GAAP adjustment				
Recognition of liabilities for borrowings and default interest upon debt restructuring	–	–	–	997,398
Net profit in accordance with IFRS	173,484	474,800	242,875	788,377

(c) The accompanying financial statements prepared by the Group have been prepared in accordance with IFRS which vary in certain significant respects from the financial statements prepared and issued under Indonesian GAAP. Details of these differences are explained below.

(i) *Biological assets*

Under Indonesian GAAP, plantation assets are classified as immature plantations and mature plantations. Expenses for nurseries, field preparation, planting, upkeep and cultivating and an allocation of indirect costs are capitalised to immature plantations using hectares as the basis of allocation. These expenses include borrowing costs and foreign exchange losses on borrowings obtained to fund the immature plantations for certain periods. Immature plantations are transferred to mature plantations on maturity and depreciated from the date of transfer using the straight line method over the expected useful lives of 20 – 25 years.

Under IFRS the plantations are classified as biological assets and stated at fair value less estimated point-of-sale costs, with any resultant gain or loss recognised in the income statement. The depreciation recognised under Indonesian GAAP for mature plantations is also reversed.

(ii) *Land costs*

Under Indonesian GAAP, land deemed to be owned by the Company is treated as freehold and is not depreciated.

Under IFRS, as the Company does not have the legal title to the land but only the right to use the land, the costs paid for the acquisition of the land use rights are treated as prepaid operating leases and amortised using the straight line method over the respective terms of the land use rights.

(iii) *Mandatory Convertible Notes*

Under Indonesian GAAP, the MCN are recognised as current liabilities with the interest on the second tranche MCN being measured at their coupon rate and charged to the consolidated income statement in accordance with the terms of the MCN.

Under IFRS, upon initial recognition, the first tranche MCN are fully recognised as equity, while the second MCN are classified as compound financial instruments with the liability component (being the present value of the future interest obligations) of US$3 million (Rp25,139) included in borrowings and the residual of US$44 million (Rp379,954) (being the remainder of the second tranche MCN) included in equity.

Subsequent to initial recognition, the liability component is measured at amortised cost using the effective interest method.

(iv) *Long term receivables from plasma smallholders*

Under Indonesian GAAP, long term receivables from plasma smallholders are not discounted to their present value.

Under IFRS, the long term receivables from plasma smallholders are discounted to their present value and subsequently carried at amortised cost.

(v) *Deferred income tax*

The impact of deferred income taxes of the IFRS adjustments has been recognised in accordance with IAS No. 12 – "Income Taxes". An effective rate of 30% has been applied.

(vi) *Debt restructuring*

Adjustments have been made to recognise the unrecorded claims including default interest by certain financial institutions arising from the early termination of foreign currency forward contracts, swap extensions contracts with cancellation options, and par forward commodity contracts that were not booked under Indonesian GAAP before 1 January 2004.

35. EVENTS AFTER THE BALANCE SHEET DATE

Conditional sale and purchase agreement

On 25 May 2007, Indofood Agri Resources Ltd. (Indo Agri), and Indo Agri's 90% owned subsidiary PT Salim Ivomas Pratama (SIMP), entered into a conditional sale and purchase agreement to acquire a majority shareholding in the Company from its major shareholders (First Durango Singapore Pte., Ltd., Ashmore Funds) and from Mr Eddy Sariaatmadja, a director of the Company. SIMP will acquire, for cash consideration:

- from First Durango Singapore and Ashmore Funds an aggregate of 500,095,000 shares representing approximately 45.7% of the existing issued capital of the Company and approximately 36.6% of the enlarged issued share capital assuming conversion of MCN (referred to below) in full;

- from Ashmore Funds, USD47 million of MCN due in 2009 which are convertible into 269,343,500 newly issued shares of the Company representing approximately 19.7% of the enlarged issued share capital assuming conversion of the MCN in full.

Indo Agri will also acquire an aggregate of 109,521,000 shares, from Mr Eddy Sariaatmadja which he will acquire from First Durango Singapore prior to completion of the proposed acquisition representing approximately 8% of the enlarged issued share capital assuming conversion of the MCN in full. The consideration for these shares is an issuance of ordinary shares in Indo Agri.

Assuming conversion of the MCN in full, the shares of the Company purchased by SIMP and Indo Agri, which will amount to an aggregate of 878,959,500 shares, will represent approximately 64.4% of the enlarged issued share capital.

As the company is listed on the Jakarta and Surabaya stock exchange, on completion of the proposed acquisition, a tender offer for the remaining shares of the Company (amounting to approximately 35.6%) of the enlarged issued share capital assuming conversion of the MCN at the price of Rp6,900 (equivalent to approximately USD0.78) per share will be made. The tender price offer has been determined based on the rules of the Indonesian Capital Markets and Financial Institutions Supervisory Agency (BAPEPAM), which require the tender offer to be made at the highest traded price of a share on the Jakarta or Surabaya stock exchange within the period of 90 days immediately preceding the date of the announcement published on the Singapore Exchange Securities Trading Limited on 25 May 2007.

The latest date for satisfaction of the conditions precedent for completion under the agreement is 19 weeks from the date of the agreement, which is 5 October 2007.

ERNST & YOUNG

18/F Two International Finance Centre
8 Finance Street
Central
Hong Kong

18 September 2007

The Board of Directors
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong SAR

Dear Sirs,

ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

We report on the unaudited pro forma statement of assets and liabilities (the "Unaudited Pro Forma Financial Information") of First Pacific Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") as set out in Appendix III to the circular of the Company dated 18 September 2007 (the "Circular"), which has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the proposed acquisition of the controlling interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("PPLS") might have affected the assets and liabilities of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 220 to 223 of the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 *Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars* issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 *Accountants' Reports on Pro Forma Financial Information in Investment Circulars* issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2006 or any future date.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully,
Ernst & Young
Certified Public Accountants

First Pacific Company Limited
Unaudited Pro Forma Financial Information of the Enlarged Group
As at 31 December 2006

The following is the unaudited pro forma statement of assets and liabilities of the enlarged Group, which has been prepared on the basis of the notes set out below and with the assumption that the Proposed Acquisition and the Tender Offer had been completed as at 31 December 2006 for the purpose of illustrating how the Proposed Acquisition and the Tender Offer might have affected the financial position of the Group at that date.

The unaudited pro forma statement of assets and liabilities of the enlarged Group has been prepared based on the Group's audited consolidated balance sheet as at 31 December 2006, as set out in the annual report of the Company for the year ended 31 December 2006, and the audited consolidated balance sheet of PPLS as at 31 December 2006 as extracted from PPLS's audited financial statements set out in Appendix II of this Circular.

The unaudited pro forma statement of assets and liabilities has been prepared for illustrative purposes only, and because of its hypothetical nature, it may not purport to represent what the assets and liabilities of the enlarged Group shall be on the actual completion of the Proposed Acquisition and the Tender Offer.

(US$ millions)	The Group	PPLS[1] [5]	Total	Pro forma adjustments	The enlarged Group
Non-current assets					
Property and equipment	716.8	58.5	775.3	33.7[4]	809.0
Plantations	275.0	389.6	664.6		664.6
Associated companies	471.0	–	471.0		471.0
Financial assets at fair value through profit or loss	104.9	–	104.9		104.9
Accounts receivable, other receivables and prepayments	15.9	10.6	26.5		26.5
Goodwill	34.8	–	34.8	552.6[4]	587.4
Prepaid land premiums	45.8	48.5	94.3	50.6[4]	144.9
Available-for-sale assets	4.9	–	4.9		4.9
Deferred tax assets	20.3	–	20.3		20.3
Other non-current assets	106.5	–	106.5		106.5
	1,795.9	507.2	2,303.1		2,940.0
Current assets					
Cash and cash equivalents	327.7	28.5	356.2	(279.2)[3]	77.0
Pledged deposits and restricted cash	31.3	–	31.3		31.3
Available-for-sale assets	102.1	–	102.1		102.1
Accounts receivable, other receivables and prepayments	259.5	12.8	272.3		272.3
Inventories	367.4	14.5	381.9		381.9
	1,088.0	55.8	1,143.8		864.6

(US$ millions)	The Group	PPLS[1] [5]	Total	Pro forma adjustments	The enlarged Group
Current liabilities					
Accounts payable, other payables and accruals	300.5	31.3	331.8		331.8
Short-term borrowings	508.9	19.8	528.7	600.0[3]	1,128.7
Provision for taxation	23.1	8.0	31.1		31.1
Current portion of deferred liabilities and provisions	16.6	–	16.6		16.6
	849.1	59.1	908.2		1,508.2
Net current assets/(liabilities)	238.9	(3.3)	235.6		(643.6)
Total assets less current liabilities	2,034.8	503.9	2,538.7		2,296.4
Non-current liabilities					
Long-term borrowings	647.0	52.7	699.7		699.7
Deferred liabilities and provisions	92.1	15.7	107.8	15.8[2]	123.6
Deferred tax liabilities	163.3	77.2	240.5	25.3[4]	265.8
Derivative liability	99.6	–	99.6		99.6
	1,002.0	145.6	1,147.6		1,188.7
Net assets	1,032.8	358.3	1,391.1		1,107.7

NOTES TO UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

(1) Except for the accounting policy for actuarial gains and losses related to defined benefits schemes as detailed in note (2) below, the principal accounting policies adopted by PPLS in its audited financial statements set out in Appendix II of this Circular are materially consistent with those adopted by the Group.

(2) According to the Group's accounting policy, actuarial gains and losses related to defined benefits schemes are recognized immediately in the profit and loss statement. In PPLS's audited financial statements set out in Appendix II of this Circular, the accumulated unrecognized actuarial gains and losses related to defined benefits schemes that exceed 10% of the present value of PPLS's defined benefit obligations are recognized in the profit and loss statement on the straight-line basis over the expected average remaining working lives of the participating employees. Therefore, the cumulative unrecognized actuarial gains and losses related to the defined benefits schemes of PPLS as at 31 December 2006, as disclosed in PPLS's audited financial statements set out in Appendix II of the Circular, have been adjusted accordingly for alignment of accounting policy for the purpose of the preparation of the unaudited pro forma statement of assets and liabilities of the enlarged Group.

(3) The aggregate cash requirement of Rupiah 8.4 trillion (approximately US$879.2 million) for the consideration of the Proposed Acquisition and the Tender Offer will be satisfied by the Group in form of a cash payment of Rupiah 2.7 trillion (approximately US$279.2 million) and the proceeds from short-term bridging loan financing of Rupiah 5.7 trillion (approximately US$600.0 million).

(4) The adjustments represent the fair value adjustments resulting from the Proposed Acquisition and the Tender Offer, together with the corresponding estimated deferred tax liabilities based on the Indonesian statutory tax rate of 30%, and the goodwill arising from the transaction, assuming full acceptance of the associated share tender offer of PPLS. The fair value adjustments represent the adjustments relating to the revaluation of the property and equipment, and prepaid land rights of PPLS as at 31 December 2006 as assessed by an independent valuer. The goodwill of approximately US$552.6 million represents the excess of the aggregate consideration of the Proposed Acquisition and the Tender Offer of Rupiah 9.1 trillion (approximately US$954.1 million) over the interest in the fair value of the net assets of PPLS acquired.

For the purpose of the preparation of the unaudited pro forma statement of assets and liabilities of the enlarged Group, other than the property and equipment, as well as prepaid land rights of PPLS which have been subject to fair value adjustments, the fair values of the other identifiable assets and liabilities of PPLS as at 31 December 2006 are assumed to approximate their carrying values shown in PPLS's audited financial statements set out in Appendix II of this Circular. In addition, an assumption has been made that no intangible assets would be recognized upon completion of the Proposed Acquisition and the Tender Offer.

As a formal valuation of the identifiable assets and liabilities, including any intangible assets, of PPLS will be undertaken on the actual completion of the Proposed Acquisition, the net fair value of the identifiable assets and liabilities of PPLS may be substantially different from their net fair value used in the preparation of the pro forma statement of assets and liabilities of the enlarged Group, and the actual goodwill arising from the Proposed Acquisition and the Tender Offer may be different from the estimated goodwill presented above.

The goodwill arising from the actual completion of the Proposed Acquisition and the Tender Offer may also be different due to the change in the fair value of the Indo Agri Consideration Shares (as defined in this Circular), which are used for settlement of a portion of the consideration for the transaction. For the purpose of the preparation of the unaudited pro forma statement of assets and liabilities of the enlarged Group, the value of Indo Agri Consideration Shares is US$74.9 million, based on an issue price of S$1.2758 each in accordance with the Agreement.

(5) The assets and liabilities of PPLS, as extracted from its audited financial statements set out in Appendix II of this Circular, have been translated for presentation purposes to US$ at an exchange rate of Rupiah 9,020 = US$1.00, being the closing rate as at 31 December 2006.

(6) The above unaudited pro forma statement of assets and liabilities of the enlarged Group has been prepared based on the assumption of full acceptance of the share tender offer associated with the Proposed Acquisition. If the assumption was that there will be no acceptance of the tender offer, as opposed to full acceptance, the aggregate consideration of the Proposed Acquisition, the short-term bridging loan financing requirement and the goodwill arising from the transaction would reduce to Rupiah 5.7 trillion (approximately US$601.4 million), Rupiah 3.8 trillion (approximately US$400.1 million) and US$342.8 million, respectively.

The financial statements of the PPLS Group are prepared and presented in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board and using the principal accounting policies (the "PPLS Group's accounting policies") set out therein. The Group prepares its financial statements in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants and using the principal accounting policies (the "Group's accounting policies") set out on pages 66 to 83 and pages 141 & 142 of the Circular.

HKFRSs are substantially similar to IFRSs. However, alternative accounting policies are allowable in HKFRSs and IFRSs such that different companies may adopt different accounting policies for the same transaction, whilst still complying with the relevant financial reporting standards. The matters described below summarize certain differences between the PPLS Group's accounting policies and the Group's accounting polices that may be material to the financial information of the PPLS Group, were such information to be prepared in accordance with the Group's accounting policies.

The Directors are responsible for preparing the summary below. Such summary should not be construed to be exhaustive. The Directors have not prepared a complete reconciliation of the combined financial information and related disclosure notes between the PPLS Group's accounting policies and the Group's accounting policies and have not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between the PPLS Group's accounting policies and the Group's accounting policies is complete.

Furthermore, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the audited financial information or disclosure notes thereto.

The principal differences are summarized below:

(a) Hong Kong Accounting Standard ("HKAS") 19 "Employee Benefits" and International Accounting Standard ("IAS") 19 require an entity to either recognize, as a minimum, a specified portion of the actuarial gains and losses that fall outside a corridor of plus or minus 10% or a systematic method of faster recognition (e.g. immediate recognition of all actuarial gains and losses). PPLS adopted the corridor approach and only recognized a portion of the accumulated unrecognized actuarial gains and losses that exceed 10% of the present value of PPLS's defined benefit obligations in the income statement on a straight-line basis over the expected average remaining working lives of the employees. The Group recognized all actuarial gains and losses immediately in the profit and loss statement.

(b) PPLS presented the consolidated cash flow statement using the direct method whereas the Group presented the consolidated cash flow statement using the indirect method. Both method of presentation are allowed under IAS 7 and HKAS 7 "Cash Flow Statements".

In preparing the above summary of differences, the Directors have considered only those differences in accounting policies that would result in a difference that would be material to the true and fair presentation of the financial statements, taken as a whole. This statement is not intended to summarize all actual or potential differences (individually or in aggregate) between the accounting policies adopted by the PPLS Group and those adopted by the Group.

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963[(C)(i)]	44.14	–
Manuel V. Pangilinan	6,052,759[(P)]	0.19	31,800,000
Edward A. Tortorici	27,252,131[(P)]	0.85	35,880,000
Robert C. Nicholson	–	–	20,300,000
Albert F. del Rosario	600,000[(P)]	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	100,000	0.003	3,160,000
Edward K.Y. Chen, GBS, CBE, JP	–	–	4,500,000
David W.C. Tang, OBE, Chevalier de L'Ordre des Arts et des Lettres	–	–	3,160,000

(C) = *Corporate interest*, (P) = *Personal interest*

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 shares in the Company. Of this 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 1,048,404 common shares[P] in Metro Pacific Investments Corporation (MPIC), 202,933 common shares[P] in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares[P] in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares[P] in Pilipino Telephone Corporation.

- Edward A. Tortorici owned 17,399 common shares[C] and 165,000 common shares[P] in MPIC as well as 52,197 warrants[C] and 495,000 warrants[P] in MPIC and 104,874 common shares[P] in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares[C] in P.T. Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares[C] in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares[C] in Indofood.

- Anthoni Salim owned 632,370 ordinary shares[C] in Indofood.

- Albert F. del Rosario owned 119,995 common shares[P] in PLDT, 1,560 preferred shares[P] in PLDT, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares[P] in PMH as beneficial owner, 4,922 common shares[P] in Costa de Madera Corporation, 15,000 common shares[P] in Metro Pacific Land Holdings Inc., and 80,000 common shares[P] in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

As at the Latest Practicable Date, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested, in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) Interests of Substantial Shareholders

As at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, have an interest or short position in the shares of the Company and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 shares of the Company at the Latest Practicable Date, representing approximately 44.14 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares of the Company at the Latest Practicable Date, representing approximately 24.59 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 226. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares of the Company at the Latest Practicable Date, representing approximately 19.55 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 319,635,932 ordinary shares of the Company of the Company in May 2007, representing approximately 9.97 per cent of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 226,271,173 ordinary shares of the Company in July 2007, representing approximately 7.04 per cent of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

3. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within two years preceding the date of this Circular which are or may be material:

(a) the Share Purchase Agreement dated 9 November 2005 and entered into between Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, Del Monte Holdings Limited (as the Seller) and the Company, in respect of the acquisition of the 428,570,000 Del Monte Shares by the Company or a wholly-owned subsidiary (the proposed acquisition did not proceed to completion as the pre-emption condition was not satisfied);

(b) the Co-operation Agreement dated 31 January 2006 by and among PLDT, the Company, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc., Larouge B.V., MPAH, NTT Communications Corporation and NTT Docomo, Inc.;

(c) the Sale and Purchase Agreement dated 23 August 2006 between Indofood, ISG Asia Limited, Yeunh Oi Siong and Kumpulan Cityaxis Sdn. Bhd. pursuant to which Indo Agri and ISG Asia Limited agreed to purchase from Indofood Singapore Holdings Pte. Ltd. ("**ISHPL**") and Indofood agreed to procure the sale by ISHPL of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.;

(d) the Deed of Ratification and Accession dated 11 September 2006 by ISHPL in favour of Indofood, ISG Asia Limited and Yeunh Oi Siong and Kumpulan CityAxis Sdn. Bhd relating to the Sale and Purchase Agreement dated 23 August 2006 referred to above;

(e) the placement agreement dated 7 February 2007 by Indo Agri with CIMB-GK Securities Pte. Ltd., Credit Suisse (Singapore) Limited and Kim Eng Securities Pte. Ltd. in relation to the placement by Indo Agri of up to 338,000,000 new consolidated shares of IndoAgri; and

(f) the Sale and Purchase Agreement dated 14 February 2007 by MPAH, as buyer, and the Philippine Government as seller, for the acquisition of 111,415 issued common shares in PTIC, representing approximately 46% of the total issued common shares in PTIC for a purchase price amounting to Pesos 25,217,556,000 (US$510,580,198).

4. SERVICE CONTRACT

Mr. Tortorici has a service contract with the Company expiring on 31 December 2007. The amount of fixed remuneration payable under the contract, excluding arrangements for pension payments, is currently US$1,035,000 per annum, payable in arrears over 12 months at the rate of US$86,250 per month.

The amounts of any variable remuneration payable under the contract include annual discretionary bonus equal to 0% to 50% of the base annual fee, participation in the share option scheme of the Company adopted on 24 May 2004, as well as any other perquisites and benefits customarily provided to senior executive officers of the Company. Upon the expiration of Mr. Tortorici's employment, he will be granted an augmented retirement benefit calculated based on two months' pay for every completed year of full time service to the Company, starting from August 1987.

Other than as described above, no Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

6. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

There are no contracts or arrangements subsisting as at the Latest Practicable Date in which a Director is materially interested or which is significant in relation to the business of the Group.

As at the Latest Practicable Date, no Director has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

7. PROCEDURE FOR DEMANDING A POLL

In accordance with bye-law 79 of the Company's Bye-Laws, a poll may be demanded by:

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As noted above, the resolution to be proposed in the enclosed Notice of Special General Meeting will, in any event, be taken on a poll as required under the Listing Rules.

8. QUALIFICATIONS AND CONSENTS OF EXPERTS

(a) The following are the qualifications of the experts who have given opinions or advice contained in this Circular:

Name	Qualification
Quam Capital Limited	A licensed corporation to carry out type 6 (advising on corporate finance) regulated activities under the SFO
KAP Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers)	Certified Public Accountants
Ernst & Young Hong Kong	Certified Public Accountants

(b) As at the Latest Practicable Date, Quam Capital, KAP Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers) and Ernst & Young Hong Kong have no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member in the Group.

(c) Each of Quam Capital, KAP Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers) and Ernst & Young Hong Kong has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter and references to its name in the form and context in which they appear respectively.

9. MISCELLANEOUS

(a) The Company Secretary of the Company is Ms. Nancy Li, MSc (Corporate Governance and Directorship), BA, FCS (PE), FCIS.

(b) The qualified accountant of the Company is Mr. Richard L. Beacher, BA (Hon) in Economics and Accounting, FCCA, CPA.

(c) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda, and the principal office is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR.

(d) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(e) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong SAR.

(f) The English text of this Circular shall prevail over the Chinese text in case of any inconsistency.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal office in Hong Kong of the Company on any week day (except public holidays) up to and including 12 October 2007:

(a) a conditional Sale and Purchase Agreement dated 25 May 2007 by and among Indo Agri, SIMP, First Durango, the Ashmore Funds and Mr. Sariaatmadja relating to the Proposed Acquisition as defined in this Circular;

(b) a Supplemental Agreement dated 28 August 2007 entered into between SIMP, Indo Agri and the Vendors mentioned therein to amend certain terms of the Sale and Purchase Agreement dated 25 May 2007 mentioned in (a) above;

(c) the letter from the Board, the text of which is set out on pages 5 to 21 of this Circular;

(d) the letter from the Independent Board Committee, the text of which is set out on pages 22 to 23 of this Circular;

(e) the letter from Quam Capital, the Independent Financial Adviser, the text of which is set out on pages 24 to 54 of this Circular;

(f) the written consents referred to in the paragraph headed "Qualifications and Consents of Experts" in this Appendix;

(g) the audited accounts of PPLS, the text of which is set out in Appendix II;

(h) the pro forma financial information of the enlarged Group after the Proposed Acquisition, the text of which is set out in Appendix III;

(i) the memorandum of association and bye-laws of the Company;

(j) the annual reports of the Company for the years ended 31 December, 2006, 31 December, 2005 and 31 December, 2004;

(k) the interim report of the Company for the six months ended 30 June, 2007;

(l) the material contracts referred to in paragraph 3 above;

(m) this Circular;

(n) the service contract of Mr. Tortorici; and

(o) the following documents issued by the Company pursuant to the requirements set out under Chapter 14 and/or 14A of the Listing Rules since 31 December 2006 being the date of which the latest published audited consolidated financial statements of the Group were made up:

(i) a major and connected transaction circular dated 12 February 2007 relating to the proposed acquisition of additional interest in PLDT.

(ii) a discloseable transaction circular dated 14 February 2007 relating to material dilution of interest and distribution in specie.

(iii) a circular dated 30 April 2007 relating to notice of annual general meeting and proposals relating to general mandates to issue shares and to repurchase shares, re-election of retiring directors and adoption of new executive stock option plan for MPIC.

(iv) a circular dated 30 May 2007 relating to the continuing connected transactions of Indofood.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited (the "**Company**") will be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Friday, 12 October 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following resolution as an ordinary resolution:

"**THAT:**

(1) the acquisition by PT Salim Ivomas Pratama ("**SIMP**"):

(i) from First Durango Singapore Pte Limited ("**First Durango**") and the Ashmore Funds of an aggregate of 500,095,000 ordinary shares of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("**PPLS**"), representing approximately 45.7% of the existing issued share capital of PPLS and approximately 36.6% of the enlarged issued share capital of PPLS assuming conversion of the US$47 million of mandatory convertible notes due 2009 issued by PPLS (the "**Notes**") referred to in (ii) below in full; and

(ii) from the Ashmore Funds, the Notes which are convertible into 269,343,500 newly issued PPLS ordinary shares (the "**PPLS Shares**") representing approximately 19.7% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full,

for an aggregate consideration of approximately Rp5.0 trillion (equivalent to approximately US$526.5 million or HK$4.1 billion), which is equivalent to Rp6,500 (equivalent to approximately US$0.68 or HK$5.34) per PPLS Share (the "**SIMP Acquisition**");

(2) the acquisition by Indofood Agri Resources Ltd. ("**Indo Agri**") from Mr. Eddy K. Sariaatmadja ("**Mr. Sariaatmadja**") of an aggregate of 109,521,000 PPLS Shares, representing approximately 8% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full, at the price of Rp6,500 (approximately US$0.68 or HK$5.34) per PPLS Share, in consideration for the issue by Indo Agri of 98,082,830 new ordinary shares of Indo Agri to

Mr. Sariaatmadja, representing approximately 6.8% of the total issued share capital of Indo Agri following the issue of those shares, (the "**Indo Agri Consideration Shares**") at the issue price of S$1.2758 (equivalent to approximately US$0.83 or HK$6.46) per Indo Agri Consideration Share (the "**Indo Agri Acquisition**");

(3) that, on completion of the SIMP Acquisition and the Indo Agri Acquisition, a tender offer for the remaining shares of PPLS (amounting to approximately 35.6% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full) at the price of Rp6,900 (equivalent to approximately US$0.73 or HK$5.67) per share of PPLS (the "**Tender Offer**"); and

(4) that any executive director of the Company be and is hereby authorized to arrange for the execution of such documents in such manner as he may consider necessary or desirable and to do, or authorize the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the SIMP Acquisition, the Indo Agri Acquisition and the Tender Offer and/or any matter related thereto and to make or agree, or authorize the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and to grant, or authorize the Company and/or any subsidiary(ies) to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company."

By order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Dated: 18 September 2007

Notes:

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2. A form of proxy for the special general meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

A Chinese translation of this circular is available from First Pacific Company Limited, on request.
如需要本通函之中文譯文，請向**第一太平有限公司**索取。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited (the "**Company**") will be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Friday, 12 October 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following resolution as an ordinary resolution:

"**THAT:**

(1) the acquisition by PT Salim Ivomas Pratama ("**SIMP**"):

(i) from First Durango Singapore Pte Limited ("**First Durango**") and the Ashmore Funds of an aggregate of 500,095,000 ordinary shares of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk ("**PPLS**"), representing approximately 45.7% of the existing issued share capital of PPLS and approximately 36.6% of the enlarged issued share capital of PPLS assuming conversion of the US$47 million of mandatory convertible notes due 2009 issued by PPLS (the "**Notes**") referred to in (ii) below in full; and

(ii) from the Ashmore Funds, the Notes which are convertible into 269,343,500 newly issued PPLS ordinary shares (the "**PPLS Shares**") representing approximately 19.7% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full,

for an aggregate consideration of approximately Rp5.0 trillion (equivalent to approximately US$526.5 million or HK$4.1 billion), which is equivalent to Rp6,500 (equivalent to approximately US$0.68 or HK$5.34) per PPLS Share (the "**SIMP Acquisition**");

(2) the acquisition by Indofood Agri Resources Ltd.("**Indo Agri**") from Mr. Eddy K. Sariaatmadja ("**Mr. Sariaatmadja**") of an aggregate of 109,521,000 PPLS Shares, representing approximately 8% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full, at the price of Rp6,500 (approximately US$0.68 or HK$5.34) per PPLS Share, in consideration for the issue by Indo Agri of 98,082,830 new ordinary shares of Indo Agri to Mr. Sariaatmadja, representing approximately 6.8% of the total issued share capital of Indo Agri following the issue of those shares, (the "**Indo Agri Consideration Shares**") at the issue price of S$1.2758 (equivalent to approximately US$0.83 or HK$6.46) per Indo Agri Consideration Share (the "**Indo Agri Acquisition**");

(3) that, on completion of the SIMP Acquisition and the Indo Agri Acquisition, a tender offer for the remaining shares of PPLS (amounting to approximately 35.6% of the enlarged issued share capital of PPLS assuming conversion of the Notes in full) at the price of Rp6,900 (equivalent to approximately US$0.73 or HK$5.67) per share of PPLS (the "**Tender Offer**"); and

(4) that any executive director of the Company be and is hereby authorized to arrange for the execution of such documents in such manner as he may consider necessary or desirable and to do, or authorize the Company and/or any subsidiary(ies) to do, whatever acts and things he may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the SIMP Acquisition, the Indo Agri Acquisition and the Tender Offer and/or any matter related thereto and to make or agree, or authorize the Company and/or any subsidiary(ies) to make or agree, such amendments or variations thereto, and to grant, or authorize the Company and/or any subsidiary(ies) to grant, any waivers of any conditions precedent or other provisions of such documents as any executive director of the Company in his discretion considers to be desirable and in the interests of the Company."

By order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Dated: 18 September 2007

Notes:

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2. A form of proxy for the special general meeting is enclosed. In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

As at the date of this announcement, the Board of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, GBS, CBE, JP

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W. C. Tang*, OBE,
Chevalier de L'Ordre des Arts et des Lettres

* *Independent Non-executive Directors*

END